GLOSSARY OF KEY TERMS

A

ABO : Accumulated benefit obligation

AGLC : Atlanta Gas Light Company

AGL Capital : AGL Capital Corporation

AGL Networks : AGL Networks, LLC

AGL Resources : AGL Resources Inc. and its subsidiaries

AGSC : AGL Services Company

C

Calendar 2002 : The 12 months ended December 31, 2002

Calendar 2001 : The 12 months ended December 31, 2001

Calendar 2000 : The 12 months ended December 31, 2000

Calendar 1999 : The 12 months ended December 31, 1999

Calendar 1998 : The 12 months ended December 31, 1998

CGC : Chattanooga Gas Company

Core earnings : A non-GAAP measure of net income excluding significant gains or losses on the sale or disposal of assets and/or subsidiaries, identified in this report; as an indicator of AGL Resources' operating performance or liquidity, core earnings should not be considered an alternative to, or more meaningful than, net income or cash flow as determined in accordance with GAAP

Corporate : Nonoperating segment, which includes AGSC and AGL Capital

Credit Facility : Credit agreements supporting AGL Resources' commercial paper program

D

Distribution operations : Segment that includes AGLC, VNG and CGC

E

EBIT : A non-GAAP measure of earnings before interest and taxes—includes other income; as an indicator of AGL Resources' operating performance or liquidity, EBIT should not be considered an alternative to, or more meaningful than, net income or cash flow as determined in accordance with GAAP

EITF : Emerging Issues Task Force

Energy investments : Segment that includes AGL Resources' investment in SouthStar, its investment in US Propane (and its investment in Heritage), AGL Networks and certain other companies

ERC : Environmental response cost

F

FASB : Financial Accounting Standards Board

FERC : Federal Energy Regulatory Commission

Fiscal 2001 : The 12 months ended September 30, 2001

Fiscal 2000 : The 12 months ended September 30, 2000

Fiscal 1999 : The 12 months ended September 30, 1999

Fiscal 1998 : The 12 months ended September 30, 1998

G

GAAP : Accounting principles generally accepted in the United States of America

GPSC : Georgia Public Service Commission

H

Heritage : Heritage Propane Partners, L.P.

L

LIBOR : London Interbank Offered Rate

M

Marketers : GPSC-certificated marketers selling retail natural gas in Georgia

MGP : Manufactured gas plants

O

OCI : Other comprehensive income

P

PBR : Performance-based rate plan

PGA : Purchased gas adjustment

Propane transaction : A series of transactions during the fourth quarter of fiscal 2000 involving AGL Resources' propane operations

PRP : Pipeline replacement program

PUHCA : Public Utility Holding Company Act of 1935, as amended

R

RMC : Management's Risk Management Committee

S

SEC : Securities and Exchange Commission

Sequent : Sequent Energy Management, LP

SFAS : Statement of Financial Accounting Standards

SFV : Straight fixed variable rate design, which spreads AGLC's delivery service revenue evenly throughout the year

SouthStar : SouthStar Energy Services, LLC

T

TRA : Tennessee Regulatory Authority

Transition period : The three months ended December 31, 2001

U

USF : Universal Service Fund

US Propane : US Propane LLC

Utilipro : Utilipro Inc., a former customer care subsidiary that was sold in the second quarter of fiscal 2001

V

VaR : Value at risk

VNG : Virginia Natural Gas, Inc.

VSCC : Virginia State Corporation Commission

W

Wholesale services : Segment that consists of Sequent

WNA : Weather normalization adjustment

19

REFERENCED ACCOUNTING STANDARDS

APB

APB 25 : Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees"

ARB

ARB 51 : Accounting Research Bulletin No. 51, "Consolidated Financial Statements"

EITF

EITF 98-10 : EITF Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities"

EITF 99-2 : EITF Issue No. 99-2, "Accounting for Weather Derivatives"

EITF 99-19 : EITF Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent"

EITF 00-17 : EITF Issue No. 00-17, "Measuring the Fair Value of Energy-Related Contracts in Applying Issue No. 98-10"

EITF 02-03 : EITF Issue No. 02-03, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities"

FASB

FASB Interpretation 45 : FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"

FASB Interpretation 46 : FASB Interpretation No. 46, "Consolidation of Variable Interest Entities"

SFAS

SFAS 5 : SFAS No. 5, "Accounting for Contingencies"

SFAS 71 : SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation"

SFAS 87 : SFAS No. 87, "Employers' Accounting for Pensions"

SFAS 109 : SFAS No. 109, "Accounting for Income Taxes"

SFAS 123 : SFAS No. 123, "Accounting for Stock-Based Compensation"

SFAS 133 : SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities"

SFAS 138 : SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities"

SFAS 141 : SFAS No. 141, "Business Combinations"

SFAS 142 : SFAS No. 142, "Goodwill and Other Intangible Assets"

SFAS 143 : SFAS No. 143, "Accounting for Asset Retirement Obligations"

SFAS 144 : SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets"

SFAS 148 : SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure"

AGL Resources Inc.

SELECTED FINANCIAL DATA

Dollars and shares in millions, except per share amounts	**Calendar 2002**	Transition Period	Fiscal 2001	Fiscal 2000	Fiscal 1999	Fiscal 1998
Income statement and earnings reinvested data						
Operating revenues	**$ 868.9**	$ 201.0	$ 940.9	$ 607.4	$1,070.7	$1,340.1
Cost of sales	**268.2**	49.1	327.3	111.9	544.7	796.0
Operating margin	**600.7**	151.9	613.6	495.5	526.0	544.1
Operating expenses						
Operation and maintenance	**274.1**	68.1	267.2	247.8	268.2	278.0
Depreciation and amortization	**89.1**	23.2	100.0	83.2	78.8	71.1
Taxes other than income taxes	**29.3**	6.0	32.8	26.7	24.4	27.4
Total operating expenses	**392.5**	97.3	400.0	357.7	371.4	376.5
Operating income	**208.2**	54.6	213.6	137.8	154.6	167.6
Other income	**38.8**	7.7	22.6	28.2	18.0	12.9
EBIT	**247.0**	62.3	236.2	166.0	172.6	180.5
Interest expense and preferred stock dividends	**86.0**	23.8	97.4	57.7	59.1	61.1
Earnings before income taxes	**161.0**	38.5	138.8	108.3	113.5	119.4
Income taxes	**58.0**	13.6	49.9	37.2	39.1	38.8
Net income	**103.0**	24.9	88.9	71.1	74.4	80.6
Common dividends paid	**60.5**	14.9	58.6	59.8	62.1	61.5
Other	**0.1**	0.2	0.5	0.2	0.1	—
Earnings reinvested	**$ 42.4**	$ 9.8	$ 29.8	$ 11.1	$ 12.2	$ 19.1
Net income	**$ 103.0**	$ 24.9	$ 88.9	$ 71.1	$ 74.4	$ 80.6
Gain on sale of Utilipro	**—**	—	(7.1)	—	—	—
Gain on propane transaction	**—**	—	—	(10.7)	—	—
Corporate reorganization	**—**	—	—	6.2	—	—
Marketer billing issues	**—**	—	—	2.0	—	—
Gain on sale of joint venture interest	**—**	—	—	—	(22.3)	—
Write-down on impaired assets	**—**	—	—	—	—	8.5
Core earnings	**$ 103.0**	$ 24.9	$ 81.8	$ 68.6	$ 52.1	$ 89.1
Common stock data						
Weighted average shares outstanding—basic	**56.1**	55.3	54.5	55.2	57.4	57.0
Weighted average shares outstanding—diluted	**56.6**	55.6	54.9	55.2	57.4	57.1
Earnings per share—basic	**$ 1.84**	$ 0.45	$ 1.63	$ 1.29	$ 1.30	$ 1.41
Earnings per share—diluted	**$ 1.82**	$ 0.45	$ 1.62	$ 1.29	$ 1.29	$ 1.41
Earnings per share—core	**$ 1.84**	$ 0.45	$ 1.50	$ 1.24	$ 0.91	$ 1.56
Dividends per share	**$ 1.08**	$ 0.27	$ 1.08	$ 1.08	$ 1.08	$ 1.08
Dividend payout ratio	**58.7%**	60.0%	66.3%	83.7%	83.1%	76.6%
Book value per share [1]	**$ 12.52**	$ 12.41	$ 12.20	$ 11.49	$ 11.58	$ 11.42
Market value per share [2]	**$ 24.30**	$ 23.02	$ 19.97	$ 20.08	$ 16.25	$ 19.37
Balance sheet data [1]						
Total assets	**$3,742.0**	$3,454.3	$3,368.1	$2,587.9	$2,587.6	$2,645.7
Long-term liabilities and deferred credits	**$ 701.9**	$ 670.6	$ 710.8	$ 768.3	$ 806.5	$ 800.4
Capitalization						
Long-term debt (excluding current portion)	**767.0**	797.0	845.0	590.0	610.0	660.0
Subsidiaries' obligated mandatorily redeemable preferred securities	**227.2**	218.0	219.9	74.3	74.3	74.3
Common shareholders' equity	**710.1**	690.1	671.4	620.9	661.5	654.1
Total capitalization	**$1,704.3**	$1,705.1	$1,736.3	$1,285.2	$1,345.8	$1,388.4
Financial ratios [1]						
Capitalization						
Long-term debt	**45.0%**	46.7%	48.7%	45.9%	45.3%	47.5%
Subsidiaries' obligated mandatorily redeemable preferred securities	**13.3%**	12.8%	12.6%	5.8%	5.5%	5.4%
Common shareholders' equity	**41.7%**	40.5%	38.7%	48.3%	49.2%	47.1%
Total	**100.0%**	100.0%	100.0%	100.0%	100.0%	100.0%
Return on average common shareholders' equity	**14.7%**	14.6%	13.8%	11.1%	11.3%	12.6%

[1] As of December 31, 2002 and 2001, and September 30, 2001 through 1998, respectively.

[2] December 31, 2002 and 2001, and September 30, 2001 through 1998 closing market prices, respectively.

Cautionary Statement Regarding Forward-looking Statements

AGL Resources' reports, filings and other public announcements often include statements reflecting assumptions, expectations, projections, intentions or beliefs about future events. These statements, which may relate to such matters as future earnings, growth, supply and demand, costs, subsidiary performance, new technologies and strategic initiatives, are "forward-looking statements" within the meaning of the federal securities laws. These statements do not relate strictly to historical or current facts, and you can identify certain of these statements, but not necessarily all, by the use of the words "anticipate," "assume," "indicate," "estimate," "believe," "predict," "forecast," "rely," "expect," "continue," "grow" and other words of similar meaning. Although AGL Resources believes that the expectations and assumptions reflected in these statements are reasonable in view of the information currently available, there can be no assurance that these expectations will prove to be correct. These forward-looking statements involve a number of risks and uncertainties. Actual results may differ materially from the results discussed in the forward-looking statements. In addition to the risks discussed herein and in AGL Resources' periodic reports, the following are among the important factors that could cause actual results to differ materially from the forward-looking statements:

- changes in industrial, commercial and residential growth in the service territories of AGL Resources
- changes in price, supply and demand for natural gas and related products
- impact of changes in state and federal legislation and regulation, including orders of various state public service commissions and the FERC on the gas and electric industries and on AGL Resources, including AGLC's PBR plan
- the ultimate impact of the Sarbanes-Oxley Act of 2002 and any future changes in accounting regulations or practices in general with respect to public companies, the energy industry or in AGL Resources' operations specifically
- the enactment of new accounting standards by the FASB or the SEC that could impact the way AGL Resources records revenues, assets and liabilities, which could lead to impacts on reported earnings or increases in liabilities, which in turn could affect AGL Resources' reported results of operations
- market changes due to Georgia's Natural Gas Consumers Relief Act of 2002

- effects and uncertainties of deregulation and competition, particularly in markets where prices and providers historically have been regulated; unknown issues following deregulation such as the stability of Marketers and unknown risks related to non-regulated businesses, including risks related to energy marketing and risk management
- concentration of credit risk in Marketers
- excess high-speed network capacity, and demand for dark fiber in metro network areas
- market acceptance of new technologies and products, as well as the adoption of new networking standards
- ability to negotiate new fiber-optic contracts with telecommunications providers for the provision of AGL Networks' dark fiber services
- utility and energy industry consolidation
- performance of equity and bond markets and the impact on pension funding costs
- impact of acquisitions and divestitures
- direct or indirect effects on AGL Resources' business, financial condition or liquidity resulting from a change in its credit rating or the credit rating of its counterparties or competitors
- interest rate fluctuations, financial market conditions and general economic conditions
- uncertainties about environmental issues and the related impact of such issues
- impact of changes in weather upon the temperature-sensitive portions of the business
- impact of litigation
- impact of changes in prices on the margins achievable in the unregulated retail gas marketing business

Nature of Our Business

AGL Resources is a registered public utility holding company that manages its business in three operating segments and one nonoperating segment.

On September 20, 2001, the Board of Directors of AGL Resources Inc. elected to change AGL Resources' fiscal year end from September 30 to December 31 effective October 1, 2001. The financial statements and related footnote information for the three months ended December 31, 2001 (defined as the "transition period") have been presented herein.

DISTRIBUTION OPERATIONS

Distribution operations includes the results of operations and financial condition of AGL Resources' three natural gas local distribution companies: AGLC, VNG and CGC. AGLC conducts its primary business, the distribution of natural gas, throughout most of Georgia. VNG distributes and sells natural gas in southeastern Virginia. CGC distributes and sells natural gas in the Chattanooga area of Tennessee. The GPSC regulates AGLC; the VSCC regulates VNG; and the TRA regulates CGC. The GPSC, the VSCC and the TRA regulate distribution operations with respect to rates, maintenance of accounting records and various other service and safety matters.

Effective October 1, 2000, AGL Resources acquired all the outstanding common stock of VNG, a wholly owned subsidiary of Consolidated Natural Gas Company and an indirect subsidiary of Dominion Resources, Inc. (DRI). The purchase price of approximately $535 million, paid in cash, included approximately $7.5 million in working capital. The acquisition was accounted for as a purchase for financial accounting purposes, and as a result VNG's operations were consolidated with those of AGL Resources beginning October 1, 2000. The excess purchase price of $183.6 million over the fair value of the assets acquired and liabilities assumed was allocated to goodwill, which was initially being amortized using a life of 40 years. Effective October 1, 2001, AGL Resources adopted SFAS 142, and as a result, this goodwill is not amortized during the transition period and calendar 2002.

WHOLESALE SERVICES

Wholesale services includes the results of operations and financial condition of Sequent, AGL Resources' asset optimization, gas supply services, and wholesale marketing and risk management subsidiary. Asset optimization focuses on capturing the value from idle or underutilized assets, typically by participating in transactions that balance the needs of varying markets and time horizons.

Although Sequent is a nonregulated business, some of its underlying assets are regulated. Under varying agreements and practices, Sequent acts as asset manager and/or gas manager for AGL Resources' regulated utilities. Sequent aggregates gas from other marketers and producers and sells to third parties. In addition, Sequent bundles commodity with transportation and redelivers short-term and long-term transported commodity. The VSCC approved an asset management agreement that provides for a sharing of profits between Sequent and VNG's customers.

Sequent and CGC have an agreement whereby Sequent pays CGC's ratepayers an annual fee for the right to act as CGC's asset manager. Sequent also operates as asset manager for AGLC. By statute, earnings from capacity release transactions are required to be shared 90% with Georgia's USF. By GPSC order, net margin earned by Sequent, for transactions involving AGLC assets other than capacity release, is required to be shared 50/50 with Georgia's USF.

ENERGY INVESTMENTS

Energy investments includes AGL Resources' investments in SouthStar, US Propane, the results of operations and financial condition of AGL Networks, and Utilipro through the date of sale.

Effective March 2, 2001, AGL Resources sold substantially all the assets of Utilipro, which engaged in the sale of integrated customer care solutions and billing services to energy marketers in the United States, to Alliance Data Systems Corporation for $17.9 million, resulting in a pretax and aftertax gain of $10.9 million and $7.1 million, respectively.

As of December 31, 2002, SouthStar was a joint venture in which a subsidiary of AGL Resources was a 50% owner; a subsidiary of Piedmont Natural Gas Company was a 30% owner; and a subsidiary of Dynegy Holdings Inc. was a 20% owner (collectively the Owners). Although AGL Resources owned 50% of SouthStar, it did not have a controlling interest as most matters of significance require the unanimous vote of each Owner's representative to the governing board of SouthStar. SouthStar offers a combination of unregulated energy products and services to industrial, commercial and residential customers in the southeastern United States. SouthStar was formed and began marketing energy services in Georgia, under the trade name Georgia Natural Gas, in 1998 when that state became fully open to retail natural gas competition.

On January 24, 2003, AGL Resources announced that its wholly owned subsidiary had reached an agreement to purchase the Dynegy Holdings Inc. 20% ownership interest in SouthStar. The transaction is expected to close in March 2003, subject to a number of approvals, including clearance by the GPSC. Upon closing, AGL Resources' subsidiary will own a noncontrolling 70% financial interest in SouthStar, with Piedmont Natural Gas Company owning the remaining 30%. The purchase agreement stipulates that Dynegy Marketing and Trade will no longer provide asset management and gas procurement and supply services for SouthStar. This relationship will be terminated on January 31,

2003, and SouthStar will assume the asset manager role and any litigation related to this agreement will be dismissed.

The Owners of SouthStar have entered into a capital contribution agreement that requires each Owner to contribute additional capital to SouthStar to pay invoices for goods and services received from any vendor that is affiliated with an Owner whenever funds are not otherwise available to pay those invoices. The capital contributions to pay affiliated vendor invoices are repaid as funds become available, but repayment is subordinated to SouthStar's revolving line of credit with financial institutions. There was no activity related to the capital contribution agreement during calendar 2002.

AGL Resources owns 22.36% of the limited partnership interests in US Propane and 22.36% of the limited liability company that serves as US Propane's general partner. The other limited partners are subsidiaries of TECO Energy, Inc., Piedmont Natural Gas Company and Atmos Energy Corporation. These other companies also are owners of US Propane's general partner. US Propane owns all the general partnership interests directly or indirectly and approximately 29% or 4,641,282 common units of the limited partnership interests in Heritage (NYSE: HPG), a marketer of propane through a nationwide retail distribution network. Heritage competes with electricity, natural gas and fuel oil providers, as well as with other companies in the retail propane distribution business. The propane business, like the natural gas business, is seasonal, with weather conditions significantly affecting demand. AGL Resources recognized a pretax and aftertax gain of $13.1 million and $10.7 million, respectively, during August 2000 in connection with the formation of US Propane.

The limited partnership agreement of US Propane requires that, in the event of liquidation, all limited partners would be required to restore capital account deficiencies, including any unsatisfied obligations of the partnership. AGL Resources' maximum capital account restoration would be $13.6 million. Currently AGL Resources' capital account is positive. Management believes that the occurrence of US Propane's liquidation is not probable and, accordingly, no liability is recorded.

AGL Networks serves the demand for high-speed network capacity in metropolitan areas within the United States. Under a certificate of authority from the GPSC, AGL Networks owns and operates a 175-mile fiber network and provides last-mile conduit and dark fiber infrastructure solutions to a variety of customers in metro Atlanta, including local, regional and national telecommunications companies; wireless service providers; educational institutions; and other commercial entities. Additionally, AGL Networks owns and operates a 60-mile fiber network in Phoenix, serving the central business district, midtown and the airport area. Conduit and dark fiber is typically provided to these customers under lease arrangements with term lengths that vary from 3 to 20 years. In addition to conduit and dark fiber leasing, AGL Networks provides turnkey telecommunications network construction services. AGL Networks has also entered into back-to-back lease and fiber exchange arrangements in St. Louis, MO, Kansas City, MO and Richmond, VA. AGL Networks has contracted for last-mile dark fiber in these cities on behalf of a customer. These arrangements are dedicated to the customer and AGL Networks is fully compensated for the costs of such leases.

CORPORATE

Corporate includes the results of operations and financial condition of AGL Resources' nonoperating business units, including AGSC and AGL Capital. AGSC is a service company established in accordance with PUHCA. AGL Capital was established to finance the acquisition of VNG; refinance existing short-term debt; and provide for the ongoing financing needs of AGL Resources through a commercial paper program, the issuance of various debt and hybrid securities, and other financing mechanisms. All operating expenses and interest costs associated with AGSC and AGL Capital are allocated to the operating segments in accordance with PUHCA. The corporate segment also includes intercompany eliminations for transactions between operating business segments.

Critical Accounting Policies

The selection and application of critical accounting policies is an important process that has progressed as AGL Resources' business activities have evolved and as a result of new accounting pronouncements. Accounting rules generally do not involve a selection among alternatives, but rather involve an implementation and interpretation of existing rules and the use of judgment as to the specific set of circumstances existing in AGL Resources' business. Each of the critical accounting policies involves complex situations requiring a high degree of judgment either in the application and interpretation of existing literature or in the development of estimates that impact AGL Resources' financial statements.

REGULATORY ACCOUNTING

Transactions within distribution operations are accounted for according to the provisions of SFAS 71. The application of this accounting policy allows distribution operations to defer expenses and income in the consolidated balance sheets as regulatory assets and liabilities when it is probable that those expenses and income will be allowed in the rate-setting process in a period different from the period in which they would have been reflected in the statements of consolidated income of an unregulated company. These deferred regulatory assets and liabilities are then recognized in the statement of consolidated income in the period in which the same amounts are reflected in rates.

If any portion of distribution operations ceased to continue to meet the criteria for application of regulatory accounting treatment for all or part of its operations, the regulatory assets and liabilities related to those portions ceasing to meet such criteria would be eliminated from the consolidated balance sheet and included in the statement of consolidated income for the period in which the discontinuance of regulatory accounting treatment occurred.

Pipeline Replacement AGLC has recorded a long-term liability of $444.0 million, $453.1 million and $469.5 million as of December 31, 2002, December 31, 2001 and September 30, 2001, respectively, that represents engineering estimates for remaining capital expenditure costs in the PRP. The PRP represents an approved settlement between AGLC and the staff of the GPSC that detailed a 10-year replacement of 2,300 miles of cast iron and bare steel pipe. The costs are recoverable through a combination of SFV rates and a pipeline replacement revenue rider. As of December 31, 2002, AGLC has recorded a current liability of $50.0 million representing the expected expenditures of the program for the next 12 months.

Environmental Matters AGLC has historically reported estimates of future remediation costs for MGP based on probabilistic models of potential costs. As cleanup options and plans continue to develop and cleanup contracts are entered into, AGLC is increasingly able to provide conventional engineering estimates of the likely costs of many elements of its MGP program. These estimates contain various engineering uncertainties, and AGLC continuously attempts to refine and update these engineering estimates. In addition, AGLC continues to review technologies available for the cleanup of AGLC's largest site, Savannah, which, if proven, could have the effect of reducing AGLC's total future expenditures. As of September 30, 2002,

projected costs associated with AGLC's engineering estimates and in-place contracts were $109.2 million. For those remaining elements of the MGP program where AGLC still cannot perform engineering cost estimates, there remains considerable variability in available future cost estimates. For these elements, the remaining cost of future actions at the MGP sites is $9.3 million to $21.6 million. AGLC cannot at this time identify any single number within this range as a better estimate of its likely future costs. Finally, AGLC has estimates of certain other costs paid directly by AGLC related to administering the MGP program. For the upcoming year, those costs are estimated to be $1.3 million; expenses beyond the upcoming year generally cannot be estimated at this time. Consequently, as of December 31, 2002, AGLC recorded the sum of $109.2 million plus the lower end of the remaining range, $9.3 million, plus the direct pay expenses of $1.3 million, less the cash payments made during the fourth quarter of calendar 2002 of $14.8 million, or a total of $105.0 million, as a liability. This amount is included in a corresponding regulatory asset. As of December 31, 2002, the regulatory asset was $195.1 million, which is a combination of the remaining liability of $105.0 million and unrecovered cash expenditures. As of December 31, 2001, this liability and corresponding regulatory asset was $171.0 million and $243.2 million, respectively. As of September 30, 2001, this liability and corresponding regulatory asset was $171.0 million and $239.7 million, respectively. The liability does not include other potential expenses, such as unasserted property damage, personal injury or natural resource damage claims, unbudgeted legal expenses, or other costs for which AGLC may be held liable but with respect to which the amount cannot be reasonably forecast. This liability also does not include certain potential cost savings as described above.

REVENUE RECOGNITION

Unbilled Revenue VNG and CGC employ rate structures that include volumetric rate designs that allow recovery of costs through gas usage. VNG and CGC recognize revenues from sales of natural gas and transportation services in the same period in which they deliver the related volumes to customers. VNG and CGC bill and recognize sales revenues from residential and certain commercial and industrial customers on the basis of scheduled meter readings. In addition, VNG and CGC record revenues for estimated deliveries of gas, not yet billed to these customers, from the meter reading date to the end of the accounting period. AGL Resources includes these revenues in the consolidated balance sheets as unbilled revenue. Included in the rates charged by CGC is a WNA factor, which offsets the impact of unusually cold or warm weather on operating margin. Beginning in November 2002, VNG's rates include a two-year experimental WNA program. For other commercial and industrial customers and all wholesale customers, VNG and CGC recognize revenues based upon actual deliveries during the accounting period.

Wholesale Services Sequent accounts for transactions in connection with energy marketing and risk management activities under the fair value or mark-to-market methods of accounting, in accordance with SFAS 133 and EITF 98-10, respectively. Under this method, AGL Resources records energy commodity contracts, including both physical transactions and financial instruments, at fair value. The market prices or fair values used in determining the value of these contracts are Sequent's best estimates utilizing information such as commodity exchange prices, over-the-counter quotes, volatility and time value, counterparty credit and the potential impact on market prices of liquidating positions in an orderly manner over a reasonable period of time under current market conditions. When the portfolio market value changes, primarily due to newly originated transactions and the effect of price changes, AGL Resources recognizes the change as a gain or loss in the period of change. AGL Resources adopted the net presentation provisions of the June 2002 consensus for EITF 02-03 in the third quarter of 2002. As required under that consensus, gains and losses from energy-trading activities are presented on a net basis. AGL Resources has restated prior periods' revenues and cost of sales in the comparative financial statements. During calendar 2002 and the transition period, AGL Resources recorded unrealized gains of $4.1 million and $0.9 million, respectively, related to derivative instruments as a result of energy marketing and risk management activities.

AGL Networks Revenues attributable to leases of dark fiber pursuant to indefeasible right-of-use (IRU) agreements are recognized as services are provided. Dark fiber IRU agreements generally require the customer to make a down payment upon execution of the agreement; however, in some cases AGL Networks receives up to the entire lease payment at inception of the lease and recognizes revenue ratably over the lease term. This results in deferred revenue being recorded in AGL Resources' consolidated balance sheet.

ACCOUNTING FOR CONTINGENCIES

AGL Resources' accounting for contingencies policies cover a variety of business activities, including contingencies for potentially uncollectible receivables, rate matters, and legal and environmental exposures. AGL Resources accrues for these contingencies when its assessments indicate that it is probable that a liability has been incurred or an asset will not be recovered, and an amount can be reasonably estimated in accordance with SFAS 5. AGL Resources' estimates for these liabilities are based on currently available facts and its estimates of the ultimate outcome or resolution of the liability in the future. Actual results may differ from estimates, and estimates can be, and often are, revised either negatively or positively, depending upon actual outcomes or expectations based on the facts surrounding each potential exposure.

PENSION BENEFITS

AGL Resources has a defined benefit pension plan for the benefit of substantially all full-time employees and qualified retirees. AGL Resources uses several statistical and other factors that attempt to anticipate future events and to calculate the expense and liability related to the plan. These factors include assumptions about the discount rate, expected return on plan assets and rate of future compensation increases as determined by AGL Resources. In addition, the actuarial consultants use subjective factors such as withdrawal and mortality rates to estimate the projected benefit obligation. The actuarial assumptions used may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, or longer or shorter life spans of participants. These differences may result in a significant impact on the amount of pension expense recorded in future periods.

The combination of poor equity market performance and historically low corporate bond rates has created a divergence in the pension liability and the actual value of the pension assets. These conditions resulted in an increase in AGL Resources' unfunded ABO and future pension expense and could impact future contributions. The primary factors that drive the value of the unfunded ABO are the discount rate and the market value of plan assets as of year end.

As of December 31, 2002, AGL Resources recorded an additional minimum pension liability of $79.9 million, which resulted in an aftertax charge to OCI of $48.5 million. To the extent that future expenses and contributions increase as a result of the additional minimum pension liability, management believes that such increases are recoverable in all or in part, under AGL Resources' future rate proceedings or mechanisms.

Equity market performance and corporate bond rates have a significant effect on the reported unfunded ABO, as the primary assumptions that drive the value of the unfunded ABO are the discount rate and expected return on plan assets. A one-percentage-point increase or decrease in the assumed discount rate could have a negative or positive impact to the ABO of approximately $40.0 million.

Results of Operations

Management evaluates segment performance based on EBIT, which includes the effects of corporate expense allocations. Core earnings is a non-GAAP measure of net income excluding significant gains or losses on the sale or disposal of assets and/or subsidiaries, identified in this report. As an indicator of AGL Resources' operating performance or liquidity, EBIT and core earnings should not be considered an alternative to, or more meaningful than, net income or cash flow as determined in accordance with GAAP. AGL Resources' EBIT and core earnings may not be comparable to a similarly titled measure of another company.

AGL Resources changed its year end from September 30 to December 31, effective October 1, 2001. A Transition Report was filed with the SEC on January 25, 2002, which includes results of operations discussions for the transition period.

In millions	Calendar 2002	Fiscal 2001	Fiscal 2000
EBIT			
Distribution operations	$224.4	$213.2	$150.8
Wholesale services	9.1	3.1	—
Energy investments	23.6	21.3	16.9
Corporate	(10.1)	(1.4)	(1.7)
AGL Resources' consolidated EBIT	247.0	236.2	166.0
Interest expense and preferred stock dividends	86.0	97.4	57.7
Earnings before income taxes	161.0	138.8	108.3
Income taxes	58.0	49.9	37.2
Net income	$103.0	$ 88.9	$ 71.1

NET INCOME, EARNINGS PER SHARE AND CORE EARNINGS

In millions, except per share amounts	Calendar 2002	Fiscal 2001	Fiscal 2000
Net income	$103.0	$88.9	$ 71.1
Gain on sale of Utilipro	—	(7.1)	—
Gain on propane transaction	—	—	(10.7)
Corporate reorganization	—	—	6.2
Marketer bankruptcy	—	—	2.0
Core earnings	$103.0	$81.8	$ 68.6
Earnings per share—basic	$ 1.84	$1.63	$ 1.29
Earnings per share—diluted	$ 1.82	$1.62	$ 1.29
Earnings per share—core	$ 1.84	$1.50	$ 1.24
Weighted average number of common shares outstanding			
Basic	56.1	54.5	55.2
Diluted	56.6	54.9	55.2

The increase in net income of $14.1 million and core earnings of $21.2 million for calendar 2002 as compared to fiscal 2001 reflected continued operational efficiencies in distribution operations, greater contributions from wholesale services due to significant price volatility, the greater contribution from energy investments due to improved business operations and lower interest expenses.

The increase in net income of $17.8 million and core earnings of $13.2 million for fiscal 2001 as compared to fiscal 2000 was a result of the contribution from the acquisition and successful integration of VNG, the startup of wholesale services and continued operational improvements throughout AGL Resources. The increase was offset partially by increased interest expense and goodwill amortization related to the acquisition of VNG.

INCOME TAXES

Dollars in millions	Calendar 2002	Fiscal 2001	Fiscal 2000
Earnings before income taxes	$161.0	$138.8	$108.3
Income tax expense	58.0	49.9	37.2
Effective tax rate	36.0%	36.0%	34.4%

The increase in income tax expense of $8.1 million in calendar 2002 as compared to fiscal 2001 was due primarily to an increase in income before taxes of $22.2 million.

The increase in income tax expense of $12.7 million in fiscal 2001 compared with fiscal 2000 was due primarily to an increase in income before income taxes of $30.5 million.

INTEREST EXPENSE AND PREFERRED STOCK DIVIDENDS

Dollars in millions	Calendar 2002	Fiscal 2001	Fiscal 2000
Total interest expense and preferred stock dividends	$ 86.0	$ 97.4	$ 57.7
Average debt outstanding[1]	$1,411.9	$1,376.1	$819.4
Average rate	6.1%	7.1%	7.0%

[1] Includes subsidiaries' obligated mandatorily redeemable preferred securities in calendar 2002, fiscal 2001 and fiscal 2000.

The decrease in interest expense of $11.4 million for calendar 2002 as compared to fiscal 2001 was a result of lower interest rates on commercial paper and the effect of favorable fixed to floating interest rate swaps, which was offset by slightly higher average debt balances due to increases in working capital needs.

The increase of $39.7 million for fiscal 2001 as compared to fiscal 2000 consisted of $12.7 million resulting from the issuance of $300.0 million of 7.125% senior notes; $24.1 million under the commercial paper program for short-term financing needs; and $4.4 million in preferred dividends related to the issuance of $150.0 million of 8.0% subsidiaries' obligated mandatorily redeemable preferred securities.

The increase in average debt outstanding of $556.7 million for fiscal 2001 as compared to fiscal 2000 was primarily due to the acquisition of VNG and increases in working capital needs.

DISTRIBUTION OPERATIONS

In millions	Calendar 2002	Fiscal 2001	Fiscal 2000
Operating revenues	$844.1	$914.3	$525.1
Cost of sales	267.4	321.9	57.8
Operating margin	576.7	592.4	467.3
Operation and maintenance expenses	255.3	268.0	229.4
Depreciation and amortization	82.0	90.4	71.0
Taxes other than income	25.2	28.5	23.4
Total operating expenses	362.5	386.9	323.8
Operating income	214.2	205.5	143.5
Other income	10.2	7.7	7.3
EBIT	$224.4	$213.2	$150.8

The increase in EBIT of $11.2 million for calendar 2002 as compared to fiscal 2001 was due to:

- decreases in operating margin of $15.7 million
  - $11.3 million decrease in VNG's operating margin, due primarily to warmer-than-normal winter weather of $12.4 million, offset by an increase of $1.1 million in operating margin due to an increase in customer growth and the effect of an experimental WNA program that went into effect for the billing cycle beginning November 2002
  - $3.1 million decrease at AGLC
    - $6.7 million decrease in AGLC's operating margin due to the PBR settlement with the GPSC
    - $11.0 million increase in AGLC's PRP rider revenues which includes a $2.7 million adjustment for recovery of prior-year program expenses; this program recovers operating and capital program expenditures incurred in prior periods
    - $2.7 million decrease in AGLC's cost of sales due to a one-time positive adjustment in fiscal 2001 related to inventory costs for natural gas stored underground
    - $4.3 million decrease resulting from a decline in AGLC customers, which is primarily a result of customers who do not have the ability to pay Marketers and the statutory right of customers to disconnect on a seasonal basis without penalty
    - $0.4 million decrease in other revenues
  - $1.2 million decrease in CGC's operating margin due to lower use per customer
- decreases in operating expenses of $24.4 million
  - $4.2 million decrease in operating and maintenance expenses due primarily to reductions in payroll and contract costs as a result of aggressive implementation of cost efficiencies
  - $6.0 million decrease in bad debt expenses primarily due to higher-than-normal bad debt in fiscal 2001 as a result of colder-than-normal weather and higher-than-normal gas prices
  - $5.2 million decrease from a reduction in goodwill amortization, as a result of the adoption of SFAS 142
  - $3.1 million decrease in depreciation expense due to a $5.6 million decline in average depreciation rates from 3.0% to 2.6% as a result of AGLC's PBR settlement offset by an increase in depreciation expenses of $3.3 million due to property, plant and equipment additions and other factors
  - $2.7 million decrease in taxes other than income taxes as a result of a change in Virginia state law that replaced the gross receipts tax with a state income tax
  - $2.5 million decrease in benefit cost due to integration of VNG into AGL Resources' benefit plans and benefit plan amendments
  - $0.7 million decrease in all other operating expenses
- $2.5 million increase in other income from higher carrying charges on natural gas stored underground on behalf of AGLC's Marketers due to higher inventory balances

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The increase in EBIT of $62.4 million for fiscal 2001 as compared to fiscal 2000 was due to:

- $40.6 million increase in contributions from VNG, acquired by AGL Resources effective October 1, 2000, primarily due to $116.3 million of operating margin including $3.8 million due to colder-than-normal weather, offset by $75.7 million of operating expenses
- $8.9 million increase in AGLC's operating margin as a result of increased base rate revenue due to additional recovery under the GPSC rider associated with the PRP and residential customer growth, partially offset by a decrease in small commercial growth
- $12.7 million decrease in AGLC's and CGC's operating expenses due primarily to lower corporate overhead allocations

WHOLESALE SERVICES

The following table reflects the adoption of EITF 02-03, which requires energy-trading entities to present gains and losses from energy marketing activities on a net basis. Wholesale services was established during fiscal 2001 and had no results in fiscal 2000.

In millions	Calendar 2002	Fiscal 2001	Fiscal 2000
Operating revenues	$23.0	$11.6	$—
Cost of sales	0.3	0.2	—
Operating margin	22.7	11.4	—
Operation and maintenance expenses	13.2	6.1	—
Depreciation and amortization	—	—	—
Taxes other than income	0.4	—	—
Total operating expenses	13.6	6.1	—
Operating income	9.1	5.3	—
Other income	—	(2.2)	—
EBIT	$ 9.1	$ 3.1	$—

The increase in EBIT of $6.0 million for calendar 2002 as compared to fiscal 2001 was due to the following:

- $11.3 million increase in operating margin primarily as a result of increased weather volatility from warmer-than-normal weather in the Northeast, two hurricanes during the late summer, colder weather in November and December and an overall increase in volumes sold. These weather-related events caused interruption in the supply/demand equilibrium between the affected production and market areas resulting in wide locational pricing disparities. Sequent used access to contracted assets and its expertise in logistics to maximize the profit opportunity by flowing gas on the most economical path available. Additionally, operating margin was positively impacted by peaking services that were not offered in prior years. Physical gas sales volumes increased from 0.1 billion cubic feet/day in fiscal 2001 to 1.4 billion cubic feet/day in calendar 2002.
- $2.2 million increase in other income primarily due to a prior-year write-off of the investment in Etowah LNG of $2.6 million resulting from a termination of the joint venture partnership, which was formed in fiscal 1998
- $7.5 million increase in operating expenses primarily attributable to the addition of personnel to support growth in the business and a full year of operating expenses

The increase in EBIT of $3.1 million for fiscal 2001 as compared to fiscal 2000 was due to the following:

- $11.4 million increase in operating margin due to the startup of the marketing and risk management business
- $6.1 million increase in operating expenses related to the startup of the marketing and risk management business
- $2.2 million decrease in other income due to the write-off of the investment in Etowah LNG of $2.6 million resulting from the termination of the joint venture partnership, which was formed in fiscal 1998

The energy marketing contracts that are utilized by Sequent in its energy marketing and risk management activities are recorded on a mark-to-market basis. The tables below illustrate the change in the net fair value of the energy-trading contracts during calendar 2002, as well as provide details of the net fair value of contracts outstanding as of December 31, 2002.

In millions	Calendar 2002
Net fair value of contracts outstanding at beginning of period	$ 2.9
Contracts realized or otherwise settled during period	(4.9)
Net fair value of net claims against counterparties	—
Change in net fair value of contracts	8.8
Net fair value of new contracts entered into during period	—
Change in fair value attributed to changes in valuation techniques and assumptions	—
Net fair value of contracts outstanding at end of period	$ 6.8

In millions		Net Fair Value of Contracts at Period End			
Source of Net Fair Value	Maturity Less Than 1 Year	Maturity 2–3 Years	Maturity 4–5 Years	Maturity in Excess of 5 Years	Total Net Fair Value
Prices actively quoted	$6.7	$0.1	$—	$—	$6.8
Prices provided by other external sources	—	—	—	—	—
Prices based on models and other valuation methods	—	—	—	—	—

The "prices actively quoted" category represents Sequent's positions in natural gas, which are valued using a combination of New York Mercantile Exchange, Inc. (NYMEX) futures prices and basis spreads. The basis spreads represent the cost to transport the commodity from a NYMEX delivery point such as Henry Hub to the contract delivery point. Basis spreads are based on broker quotes obtained either directly or through electronic trading platforms.

ENERGY INVESTMENTS

In millions	Calendar 2002	Fiscal 2001	Fiscal 2000
Operating revenues	$ 2.0	$ 9.2	$35.4
Cost of sales	0.5	1.2	9.3
Operating margin	1.5	8.0	26.1
Operation and maintenance expenses	7.5	11.5	28.9
Depreciation and amortization	0.3	0.9	3.4
Taxes other than income	0.2	0.5	1.4
Total operating expenses	8.0	12.9	33.7
Operating income	(6.5)	(4.9)	(7.6)
Other income	30.1	26.2	24.5
EBIT	$23.6	$21.3	$16.9

The increase in EBIT of $2.3 million for calendar 2002 as compared to fiscal 2001 was primarily due to:

- $12.8 million increase in other income from SouthStar, primarily due to an increase in credit quality of retail customers and lower wholesale costs
- $2.0 million increase due to the receipt of a contract renewal payment associated with the terms of the sale of Utilipro
- $1.6 million decrease due to AGL Networks which reflects an increase in contract revenues offset by increased operating expenses due to additional personnel to support the growth of the business
- $10.9 million decrease due to a pretax gain from the sale of Utilipro that was recorded in fiscal 2001

The increase in EBIT of $4.4 million for fiscal 2001 as compared to fiscal 2000 was primarily due to:

- $16.1 million increase as a result of the sale of Utilipro in fiscal 2001
  - $8.6 million decrease in operating margin
  - $10.9 million pretax gain in other income
  - $13.8 million decrease in operating expenses
- $4.4 million increase in other income from SouthStar, due to cooler weather in Georgia and an increase in the number of customers served compared with the same period in fiscal 2000

This was offset primarily by:

- $12.8 million decrease as a result of the propane transaction in fiscal 2000
  - $13.1 million pretax gain in other income
  - $9.4 million decrease in operating expenses
  - $9.1 million decrease in operating margin
- $2.4 million increase in operating expenses at AGL Networks
- $0.9 million decrease in income from US Propane

CORPORATE

In millions	Calendar 2002	Fiscal 2001	Fiscal 2000
Operating revenues	$ (0.2)	$ 5.8	$46.9
Cost of sales	—	4.0	44.8
Operating margin	(0.2)	1.8	2.1
Total operating expenses (income)	8.4	(5.9)	0.2
Operating income	(8.6)	7.7	1.9
Other loss	(1.5)	(9.1)	(3.6)
EBIT	$(10.1)	$(1.4)	$ (1.7)

The decrease in EBIT of $8.7 million for calendar 2002 as compared to fiscal 2001 was primarily due to operating expenses for the anticipation of settlement of a technology contract dispute, employee severance costs and a write-off of capital costs related to a terminated management software implementation project.

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The increase in EBIT of $0.3 million for fiscal 2001 as compared to fiscal 2000 was primarily due to increased corporate expenses.

Liquidity and Capital Resources

AGL Resources relies upon operating cash flow along with borrowings under the commercial paper program, which is backed by the Credit Facility, for its short-term liquidity and capital resource requirements. The availability of borrowings under the Credit Facility is subject to specified conditions, which AGL Resources currently meets. These conditions include compliance with the financial covenants required by such agreements, and continued accuracy of representations and warranties contained in such agreements. Although there are no borrowings outstanding under the Credit Facility, unused availability is limited by total debt to capital ratios, as represented in the following table.

In millions	As of Dec. 31, 2002	As of Dec. 31, 2001	As of Sept. 30, 2001
Unused availability under the Credit Facility	$244.1	$110.7	$147.4
Cash and cash equivalents	8.4	7.3	2.8
Total cash and available liquidity under the Credit Facility	$252.5	$118.0	$150.2

AGL Resources' credit capacity and the amount of unused borrowing capacity are impacted by the seasonal nature of the natural gas business and AGL Resources' short-term borrowing requirements that typically peak during colder months. Working capital needs can vary significantly due to changes in the wholesale prices of natural gas charged by suppliers, and increased gas supplies required to meet customers' needs during cold weather.

AGL Resources believes operating cash flow, borrowings from the commercial paper program and other credit availability will be sufficient to meet working capital needs both on a short-term and a long-term basis. However, capital needs and availability depend on many factors, and AGL Resources may seek additional financing through debt or equity offerings in the private or public markets at any time.

CASH FLOWS

Cash and cash equivalents totaled $8.4 million at December 31, 2002, compared to $7.3 million at December 31, 2001. The principal sources and uses of cash during calendar 2002 are summarized below.

Sources
- generated $285.5 million in cash from operations
- received $27.3 million from AGL Resources' joint venture interests
- received $19.7 million from the sale of treasury stock
- received $3.9 million (net of payments) from the commercial paper program

Uses
- invested $187.0 million in property, plant and equipment expenditures
- paid $93.0 million in scheduled payments on medium-term notes
- paid $53.2 million in cash dividends on common stock
- paid $1.4 million in other investing and financing activities

Cash and cash equivalents totaled $2.8 million at September 30, 2001 compared to $2.0 million at September 30, 2000. The principal sources and uses of cash during fiscal 2001 are summarized below.

Sources
- received $300.0 million from the issuance of senior notes
- received $162.2 million (net of payments) from the commercial paper program
- received $145.6 million from the issuance of trust preferred securities
- generated $99.8 million in cash from operations
- received $18.2 million from the sale of treasury stock
- received $17.9 million from the sale of Utilipro
- received $16.3 million from AGL Resources' joint venture interests
- received $11.6 million from other investing activities

Uses
- invested $541.2 million in the acquisition of VNG
- invested $155.7 million in property, plant and equipment expenditures
- paid $50.4 million in cash dividends on common stock
- paid $20.0 million in scheduled payments on medium-term notes

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MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCING

Ratios AGL Resources is required by financial covenants in its Credit Facility, customer contracts and PUHCA requirements to maintain a ratio of total debt to total capitalization of no greater than 70.0%. As of December 31, 2002, AGL Resources was in compliance with this leverage ratio requirement. The components of AGL Resources' capital structure as of the dates indicated are summarized in the following table.

Dollars in millions	As of Dec. 31, 2002		As of Dec. 31, 2001		As of Sept. 30, 2001		As of Sept. 30, 2000	
Short-term debt	$ 388.6	18.3%	$ 384.7	17.6%	$ 303.4	14.6%	$ 141.2	9.8%
Current portion of long-term debt	30.0	1.4	93.0	4.3	45.0	2.2	20.0	1.4
Long-term debt	767.0	36.1	797.0	36.5	845.0	40.5	590.0	40.8
Trust preferred securities[1]	227.2	10.7	218.0	10.0	219.9	10.5	74.3	5.1
Common equity	710.1	33.5	690.1	31.6	671.4	32.2	620.9	42.9
Total capitalization	$2,122.9	100.0%	$2,182.8	100.0%	$2,084.7	100.0%	$1,446.4	100.0%
Debt to capitalization ratio		66.5%		68.4%		67.8%		57.1%

[1] Net of interest rate swaps of $6.1 million and $(2.2) million as of December 31, 2002 and December 31, 2001.

Short-term Debt On August 8, 2002, AGL Capital replaced its existing 364-day $450.0 million Credit Facility, scheduled to expire on October 3, 2002, with a $200 million 364-day Credit Facility and a $300 million three-year Credit Facility. The $200 million Credit Facility terminates on August 7, 2003 and the $300 million Credit Facility terminates on August 7, 2005. Loans outstanding on the date the $200 million Credit Facility terminates may be converted into a term loan, which will mature in one installment no later than August 7, 2004. As of February 28, 2003, there were no outstanding borrowings under the Credit Facility. This facility is used to support our commercial paper program. For calendar 2002, the average outstanding amount of commercial paper was $332.1 million with a weighted average interest rate of 2.2%.

Despite commercial paper market volatility caused by the impact of adverse developments and financial results at several prominent corporate issuers, AGL Resources has experienced strong liquidity support in the commercial paper market. During calendar 2002, AGL Capital had full access to the commercial paper market.

Sequent has a $15.0 million unsecured line of credit, which is used solely for the posting of exchange deposits and is unconditionally guaranteed by AGL Resources. This line of credit expires on July 3, 2003, and bears interest at the federal funds effective rate plus 0.5%. As of December 31, 2002, the line of credit had no outstanding balance. For calendar 2002, the average outstanding balance was $2.6 million with a weighted average interest rate of 2.2%.

Long-term Debt AGL Resources has $30.0 million in scheduled medium-term note payments in calendar 2003, with an interest rate of 5.90%. Management expects there will be available working capital and liquidity under the commercial paper program to fund these scheduled payments. During calendar 2002, AGL Resources did not issue long-term debt.

Interest Rate Swaps AGL Capital is a party to two interest rate swap transactions (Swaps) in the aggregate amount of $75.0 million executed as a hedge against the fair value of AGL Capital Trust II's 8.0% Trust Preferred Securities due 2041. Pursuant to the Swaps, AGL Capital receives interest rate payments on $75.0 million at an annual 8.0% interest rate, and pays floating interest rates on $75.0 million. AGL Capital pays interest each February 15, May 15, August 15 and November 15 at three-month LIBOR plus 1.315%, with no floor or ceiling. At December 31, 2002, the current rate was 2.7%. The expiration date of the Swaps is May 15, 2041, unless terminated earlier or called. Under hedge accounting treatment, AGL Capital records a long-term asset or liability and a corresponding adjustment to subsidiaries' obligated mandatorily redeemable preferred securities to reflect the assessed change in fair value of the Swaps to AGL Capital. The fair value changes as interest rates change from those that were in effect on the original settlement date. The fair value of these Swaps at December 31, 2002 and December 31, 2001 was $6.1 million and $(2.2) million, respectively.

Common Stock The average number of shares outstanding for calendar 2002 as compared to fiscal 2001 increased to 56.1 million from 54.5 million due to the issuance of treasury stock. The market price of AGL Resources' common stock at December 31, 2002 was $24.30 per share and the book value was $12.52 per share based on 56.7 million shares outstanding at December 31, 2002, representing a market-to-book ratio of 194.1%.

On February 14, 2003, AGL Resources announced the completion of its public offering of 6.4 million shares of its common stock, including the exercise of the entire over-allotment option. This offering was made under AGL Resources' existing shelf registration statement. The offering was priced at $22.00 per share, and generated net proceeds of approximately $137.0 million which will be used to repay outstanding short-term debt and for general corporate purposes.

During fiscal 2000, AGL Resources completed a common stock repurchase program by repurchasing 3.6 million shares of common stock for a total of $62.1 million.

The following table depicts the shares of common stock issued out of treasury and the average market price under ResourcesDIRECT,™ a direct stock purchase and dividend reinvestment plan; the Retirement Savings Plus Plan; the Long-Term Stock Incentive Plan; the Long-Term Incentive Plan; and the Directors Plan.

In millions, except for average market price	Calendar 2002	Fiscal 2001	Fiscal 2000
Issuance of treasury stock	1.1	1.0	0.6
Average market price	$20.52	$20.15	$17.70

Shelf Registration As of December 31, 2002, AGL Resources had registered with the SEC on a shelf registration statement up to $750 million of various capital securities.

Credit Rating Credit ratings impact AGL Resources' ability to obtain short-term and long-term financing and the cost of such financing. In determining AGL Resources' credit ratings, the rating agencies consider a number of factors. Quantitative factors that appear to be given significant weight include, among other things:

- earnings before interest, taxes, depreciation and amortization
- operating cash flow
- total debt outstanding
- total equity outstanding
- pension liabilities and funding status
- other commitments

- fixed charges such as interest expense, rent or lease payments
- payments to preferred stockholders
- liquidity needs and availability
- potential legislation on deregulation
- total debt to total capitalization ratios
- various ratios calculated from these factors

Qualitative factors appear to include, among other things, stability of regulation in each jurisdiction, risks and controls inherent with wholesale services, predictability of cash flows, business strategy, management, industry position and contingencies.

The credit ratings of AGL Resources may be subject to revision or withdrawal at any time by the assigning rating organization and each rating should be evaluated independently of any other rating. There can be no assurance that a rating will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in its judgment, circumstances so warrant. For calendar 2002, no fundamental adverse shift occurred in AGL Resources' business or rating profile.

The following table presents, as of February 28, 2003, the credit ratings on AGL Resources' unsecured debt issues from the three major rating agencies. The ratings are all investment-grade status and the outlooks for all credit ratings are stable.

Type of Facility	Moody's	S&P	Fitch
Commercial paper	P-2	A-2	F-2
Medium-term notes	A3	A-	A
Senior notes	Baa1	BBB+	A-
Trust preferred securities	Baa2	BBB	BBB+

AGL Resources' debt instruments and other financial obligations include provisions that, if not complied with, could require early payment, additional collateral support or similar actions. For AGL Resources, the most important default events include a maximum leverage ratio, a minimum net worth, insolvency events, nonpayment of scheduled principal or interest payments, acceleration of other financial obligations and change of control provisions. AGL Resources does not have any trigger events in its debt instruments that are tied to changes in specified credit ratings or stock price and has not entered into any transaction that requires AGL Resources to issue equity based on credit rating or other trigger events. Currently, AGL Resources is in compliance with all existing debt provisions.

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Sequent has certain trade and/or credit contracts that have adequate assurance provisions and/or credit rating trigger events in case of a credit rating downgrade. These rating triggers typically would give counterparties the right to suspend or terminate credit if AGL Resources' credit ratings were downgraded to non–investment grade status. Under such circumstances, AGL Resources would need to post collateral to continue transacting business with some of its counterparties. Posting collateral would have a negative effect on AGL Resources' liquidity. If such collateral were not posted, AGL Resources' ability to continue transacting business with these counterparties would be impaired. At December 31, 2002, such agreements between Sequent and its counterparties totaled $37.6 million. AGL Resources believes its existing Credit Facility is adequate to fund these potential liquidity requirements.

AGL Resources' cash from internal operations may change in the future due to a number of factors, some of which AGL Resources cannot control. These include regulatory changes; the prices for its products and services; the demand for such products and services; margin requirements resulting from significant increases or decreases in commodity prices; operational risks; and other factors. AGL Resources' ability to draw upon its available Credit Facility will be dependent upon its ability to comply with the default events mentioned above.

Capital Requirements

ENVIRONMENTAL MATTERS

AGLC expects the MGP program to be complete with respect to the significant cleanup by January 2005. The significant years for spending for this program are 2002, 2003 and 2004. The remaining liability for the ERC program as of December 31, 2002 is estimated to be $105.0 million.

PROPERTY, PLANT AND EQUIPMENT EXPENDITURES

AGL Networks' expenditures in calendar 2002 consisted of the completion of the metro Atlanta fiber network and the purchase of the Phoenix fiber network. AGLC estimates its future capital expenditures related to the PRP to be $494.0 million. Capital expenditures under this program are expected to end June 30, 2008, unless the program is extended by the GPSC. The following table shows AGL Resources' estimated and actual capital requirements for the periods indicated.

In millions	Estimated Calendar 2003	Calendar 2002
Construction of distribution facilities	$ 55.1	$ 61.8
Pipeline replacement	50.0	47.6
Telecommunications	22.8	28.6
Other	30.1	49.0
Total property, plant and equipment	$158.0	$187.0
ERC	41.3	36.9
Total capital requirements	$199.3	$223.9

CASH OBLIGATIONS

The following table illustrates AGL Resources' expected future contractual cash obligations as of December 31, 2002.

In millions	Total	Less than 1 year	2–3 years	4–5 years	After 5 years
			Payments Due by Period		
Pipeline, storage capacity and gas supply[1]	$299.2	$94.1	$139.8	$ 53.6	$ 11.7
PRP costs[1]	494.0	50.0	165.0	187.0	92.0
ERC[1]	105.0	41.3	52.0	6.0	5.7
Long-term debt	797.0	30.0	75.5	10.0	681.5
Short-term debt	388.6	388.6	—	—	—
Trust preferred securities[2]	227.2	—	—	—	227.2
Operating leases	171.6	29.1	55.6	41.0	45.9
Other contractual cash obligations	1.4	0.4	0.7	0.3	—

[1] Distribution operations expenditures are recoverable through a rate rider mechanism.
[2] Callable in 2006 and 2007.

AGL Resources has other commercial commitments that do not necessarily require the use of cash in the future. The table below illustrates the other expected commercial commitments that are outstanding as of December 31, 2002.

In millions	Total Amounts Committed	Less than 1 year	2–3 years	4–5 years	After 5 years
		Amounts of Commitment Expiration per Period			
Lines of credit	$515.0	$215.0	$300.0	$—	$—
Guarantees[1,2]	233.9	233.9	—	—	—
Standby letters of credit/surety bonds	2.2	2.2	—	—	—
Total other commercial commitments	$751.1	$451.1	$300.0	$—	$—

[1] $226.9 million of these guarantees support credit exposures in Sequent's energy marketing and risk management business, and relate to amounts in the energy marketing trade payable and in the energy marketing and risk management liability in the consolidated balance sheets. In the event that Sequent defaults on any commitments under these guarantees, these amounts would become payable by AGL Resources.

[2] AGL Resources provides a parent guaranty in favor of Southern Natural Gas Company and its affiliate South Georgia Natural Gas Company (together referred to as SONAT) on behalf of its affiliate, SouthStar. SONAT and SouthStar have entered into certain natural gas storage and supply pool service agreements involving the interstate transportation of natural gas, for which SONAT has extended credit to SouthStar. AGL Resources has guaranteed 50% of SouthStar's obligations to SONAT under those certain agreements up to a maximum of $7.0 million in the event of SouthStar's failure to make payment, and upon written notice from SONAT to AGL Resources. This is a general and continuing guaranty which may be revoked by AGL Resources upon no less than 10 days' written notice to SONAT.

ENERGY INVESTMENTS

The Owners of SouthStar have entered into a capital contribution agreement that requires each Owner to contribute additional capital for SouthStar to pay invoices for goods and services received from any vendor that is affiliated with an Owner whenever funds are not otherwise available to pay those vendor invoices. The capital contributions to pay affiliated vendor invoices are repaid as funds become available, but repayment is subordinated to SouthStar's revolving line of credit with financial institutions. There are no outstanding balances from prior capital contributions made pursuant to the capital contribution agreement, and there was no activity related to the capital contribution agreement during calendar 2002. In the event that one of the Owners of SouthStar was unable to contribute capital or was to lose investment-grade rating, the remaining Owners would in all likelihood be required to provide adequate credit support to SouthStar's creditors.

Regulatory and Legislative Overview

On April 29, 2002, AGLC and the GPSC entered into an agreement in connection with the earnings review initiated by the GPSC in August 2001. The GPSC's order, effective May 1, 2002, reduced AGLC's base rates by $10 million annually. The order allowed for a three-year PBR plan with an allowed return on equity of 11%. The PBR plan also establishes an earnings band of 10% to 12%, with three-quarters of any earnings above 12% shared with the Georgia customers and one-quarter retained by AGLC.

Under the order, AGLC has adopted new depreciation rates, which went into effect May 1, 2002. The order also stipulated that AGLC must implement a new customer information system at a rate of $2.9 million annually and invest additional resources of $1.0 million to reduce the hold times at AGLC's customer call center. The net impact of this order to AGLC is a reduction to cash flow from operations, net of income taxes, of approximately $6.5 million on an annual basis. The $10.0 million reduction to operating revenue will be largely offset by a reduction in depreciation expense.

Under the terms of the order and PBR plan, AGLC may not file for a general base rate increase unless its return on equity falls below 10%. However, AGLC must make minimum filing requirements and offer supporting testimony in general rate case format on May 1, 2005 at which time the GPSC will determine whether the current order will remain in effect, be modified or be discontinued.

In accordance with the Natural Gas Consumers Relief Act the GPSC was required to establish service standards for AGLC and the Marketers by September 2002. As of September 1, 2002, the GPSC defined standards applicable to AGLC for posting data on the electronic bulletin board, meter reading, meter turn-ons and turn-offs, forecasting, call center response times, lost and unaccounted-for gas, and acquiring and managing interstate capacity assets. The GPSC also defined standards applicable to the Marketers for call center service responsiveness, information requests, billing accuracy and timeliness, consumer inquiry and complaints responsiveness, meter reading accuracy and timeliness, transmittal of meter reading data, and responsiveness to GPSC orders, directives and requests. As of September 30, 2002, AGLC and the GPSC settled on a standard for lost and unaccounted-for gas. The GPSC expects to have the remaining standards established by the end of March 2003.

On September 27, 2002, the VSCC approved an experimental two-year WNA program to reduce the effect of weather on customer bills. The WNA reduces customer bills when winter weather is colder than normal and surcharges customer bills when weather is warmer than normal. A factor based on usage by customers and weather conditions during each billing cycle is used to determine the credit or surcharge. The WNA is intended to provide customers with less-volatile bills and VNG with a more stable operating margin. As part of the approval, VNG agreed not to file for a general rate increase for at least two years. The WNA went into effect for the billing cycle beginning in November 2002, and continues for six billing cycles of each year. In order for the experimental program to be extended beyond its initial term, VNG must file a cost of service study with the VSCC.

On July 9, 2002, SCANA Energy Marketing, Inc. (SCANA), a Marketer in Georgia, filed a petition with the GPSC seeking a declaratory ruling that AGLC is without authority to delegate management of its regulated assets to its affiliate, Sequent, and to order AGLC to cease and desist from such delegation. The petition alleges that the delegation violates the GPSC's final order dated September 14, 2001 (Docket No. 14060-U) relating to AGLC's 2001–2004 Capacity Supply Plan, in which the GPSC rejected a bailment between AGLC and Sequent, and that the delegation violates the newly enacted Georgia law, The Natural Gas Consumers Relief Act of 2002. AGLC filed a response with the GPSC on July 22, 2002 requesting that the GPSC deny SCANA's petition, stating that the petition was procedurally deficient and mischaracterized the GPSC's final order, and that neither Georgia law nor the final order prohibits AGLC from entering into asset management agreements with third parties.

On July 18, 2002, the FERC issued an Order regarding Docket No. RP98-206-008 (FERC order) that, among other things, granted AGLC appropriate authorization in the form of a limited-term certificate to meet its natural gas supply needs for the 2002–2003 winter heating season. The FERC order denied a petition filed with the FERC by several retail Marketers in Georgia, in which certain Marketers sought to clarify AGLC's allocation and release of its transportation and storage capacity on upstream interstate pipelines under a GPSC tariff. In the FERC order, the FERC required AGLC to explain why the capacity AGLC has provided to Marketers (under various rate schedules) in order to serve retail customers in Georgia is not under federal jurisdiction (i.e., governed by the FERC) rather than state jurisdiction (i.e., governed by the GPSC). The FERC also asked AGLC and various interstate pipelines to explain why the shared services should not be performed under the FERC's open access regulations. AGLC has responded to the FERC request and explained how a portion of its upstream services are utilized by AGLC to balance and enhance the reliability of its system in Georgia.

On December 23, 2002, the GPSC issued an order finalizing the results of a USF audit conducted by the GPSC staff. This audit was designed to examine the USF's operation from its inception through September 30, 2001. The order required that AGLC submit $4.7 million to the USF by January 23, 2003. Of the $4.7 million AGLC submitted to the USF, $0.8 million relates to timing differences and $3.9 million is for the use of capacity assets by AGLC. On January 24, 2003, the GPSC agreed with AGLC's report to provide an additional $2.2 million for transactions included in the audit period but which were not covered in the GPSC's resolution of the USF audit. The $2.2 million was submitted to the USF on January 27, 2003. AGL Resources had previously established reserves for these regulatory matters.

Beginning January 1, 2003, AGLC must maintain records that associate transactions involving capacity assets, other than capacity release transactions, to particular capacity assets and to credit 50% of the valuation of such transactions to the USF. The order also requires the documentation of bookkeeping procedures for both AGLC and the GPSC staff.

In November of 2001, based on a September 14, 2001 GPSC Order requiring, among other things, an adequate pool of bids, AGLC issued requests for proposal for a three-year, 10-day peaking service contract. Six bids were received in response to the request. It was determined by AGLC in connection with a review of the proposals that three of the six bids were not responsive to the request for proposal. Of the remaining three bids, one was by Sequent and the other two were from unaffiliated bidders. When the two unaffiliated bidders rejected AGLC's request for a financial guarantee of performance, the three-year, 10-day peaking service contract was awarded to Sequent. AGLC has informed the GPSC that it has recently learned that Sequent encouraged the two other conforming bidders to enter the bidding competition. Further, Sequent had understandings that it would release certain assets it had under contract to the other two conforming bidders, if either were awarded the contract. As a result, it now appears that the three conforming bids were effectively all bids that would have used assets to which Sequent had contractual rights. It appears that Sequent reached its understanding with the other two parties concerning the underlying assets because if Sequent was not awarded the contract by AGLC, Sequent did not want to be left with assets for which it had paid but for which it had no use.

AGLC advised the GPSC that had this information been known to AGLC at the time of the bidding, there may have been an issue whether an "adequate pool of bids" existed, as required by the GPSC Order. Based on the GPSC Order, if it were concluded that an adequate pool of bids did not exist, a new bidding process could have been required. AGLC advised the GPSC that based on information available, the pricing contained in the peaking service contract was a competitive market price at the time of the contract, and as a result, Marketers and ratepayers have not been adversely affected. However, AGLC indicated to the GPSC that it would rebid the peaking service contract, which is in its second year, or would abide by the terms of the agreement as executed. The GPSC has advised AGLC that, given the increases in the price of peaking services since November 2001, initiating a new bidding process would not appear to be beneficial and Sequent should complete the third and final year of the peaking service contract. Management believes that any open issue with the GPSC regarding compliance with the GPSC Order is concluded based on the response of the GPSC.

RATE OF RETURN

The following table depicts the authorized rates of return for AGLC, VNG and CGC:

	Return on Rate Base Authorized	Return on Common Equity Authorized
Calendar 2002		
AGLC	9.16%	10.0–12.0%
VNG	9.24%	10.9%
CGC	9.08%	11.0%
Fiscal 2001		
AGLC	9.11%	11.0%
VNG	9.24%	10.9%
CGC	9.08%	11.0%
Fiscal 2000		
AGLC	9.11%	11.0%
CGC	9.08%	11.0%

Competition

DISTRIBUTION OPERATIONS

Distribution operations competes with alternative energy suppliers to distribute natural gas. Customers can switch to alternative fuels, including propane, fuel and waste oils, electricity and, in some cases, combustible wood byproducts. Distribution operations also competes to distribute gas to large commercial and industrial customers that seek to bypass the distribution system.

Pursuant to the GPSC's rate case order of June 30, 1998, AGLC has been able to price distribution services to large commercial and industrial customers in one of three ways:

- GPSC-approved rates in AGLC's tariff
- negotiated rates if an existing rate is not priced competitively with a customer's competitive alternative fuel
- special contracts approved by the GPSC

Additionally, interruptible customers have the option of purchasing delivery service directly from Marketers, who are authorized to use capacity on AGLC's distribution system that is allocated to the Marketers for firm residential and small commercial customers, whenever such capacity is not being used for firm customers.

WHOLESALE SERVICES

Sequent, although regionally focused, competes with national and regional full-service energy providers, energy merchants, and producers and pipelines (some of which are larger and better capitalized, with national and global exposure) for sales based on its ability to aggregate competitively priced commodities from the firm transportation capacity of AGL Resources.

Natural gas competes with other forms of energy including electricity, coal and fuel oils. The primary competitive factor is price. Changes in the availability or price of natural gas and other forms of energy; the level of business activity; conservation; legislation and regulations; the capability to convert to alternative fuels; and other factors, including weather, affect demand for natural gas and the level of business of natural gas assets. In addition, increased availability of pricing information to industry participants will continue to exert downward pressure on profit margins in the industry.

ENERGY INVESTMENTS

AGL Resources engages in several competitive, energy-related businesses, including gas supply services, wholesale and retail propane sales, and the sale of energy-related products and services for residential, commercial and industrial customers throughout the Southeast. The energy-related businesses are not regulated and typically face competition from other companies in the same or similar businesses.

SouthStar competes with other energy marketers, including Marketers in Georgia, to provide natural gas and related services to customers in Georgia and the Southeast. As of December 31, 2002, SouthStar had the largest market share among 10 operating Marketers in Georgia.

AGL Networks' competitors in the metro Atlanta area include Metromedia Fiber Networks, Level 3 Communications, Southern Telecom, Looking Glass Networks and BellSouth Telecommunications. In the Phoenix area, AGL Networks' competitors are Level 3 Communications, Metromedia Fiber Networks, Salt River Project, Quest, XO Communications and Electric Lightwave.

Accounting Developments

In June 2001, the FASB issued SFAS 143, which is effective for fiscal years beginning after June 15, 2002. SFAS 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. AGL Resources adopted SFAS 143 on January 1, 2003. The adoption of SFAS 143 did not have a material impact on AGL Resources' financial position or results of operations.

AGL Resources' regulated entities currently accrue costs of removal on many regulated, long-lived assets through depreciation expense, with a corresponding charge to accumulated depreciation, as allowed by its regulatory jurisdictions. However, because these removal costs meet the requirements of SFAS 71, these accumulated costs will be disclosed in 2003. As of December 31, 2002, AGL Resources has not yet quantified the accumulated removal costs.

In July 2001, the FASB issued SFAS 141 and SFAS 142. These pronouncements significantly change the accounting for business combinations, goodwill and intangible assets. SFAS 141 establishes that all business combinations will be accounted for using the purchase method; use of the pooling-of-interests method is no longer allowed. The statement further clarifies the criteria to recognize intangible assets separately from goodwill. The provisions of SFAS 141 are effective for all business combinations initiated after June 30, 2001 and for business combinations accounted for using the purchase method for which the acquisition date was before July 1, 2001. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and, generally, adopts a nonamortization and periodic impairment analysis approach to goodwill and indefinitely lived intangibles. AGL Resources adopted these statements on October 1, 2001.

As a result of the adoption of SFAS 142, AGL Resources discontinued amortization of goodwill effective October 1, 2001. During the transition period, AGL Resources completed the transitional impairment test required by SFAS 142 and did not record any impairments of goodwill. All goodwill is in distribution operations. Net income and earnings per share (basic and diluted) for fiscal 2001 have been adjusted below to exclude amortization related to goodwill and recognized in business combinations. Goodwill amortization in fiscal 2000 was not material.

In millions, except per share amounts	Net Income	Basic	Diluted
As reported	$88.9	$1.63	$1.62
Effect of goodwill amortization, net of tax	3.4	0.06	0.06
As adjusted	$92.3	$1.69	$1.68

In August 2001, the FASB issued SFAS 144, which superseded SFAS 121 and requires AGL Resources to review long-lived assets and certain intangibles for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based on undiscounted cash flows. Any impairment losses are reported in the period in which the recognition criteria are first applied based on the fair value of the asset. The adoption of SFAS 144 on January 1, 2002 had no impact on AGL Resources' financial position or results of operations. In accordance with SFAS 144, AGL Resources has evaluated its long-lived assets for financial impairment. As of December 31, 2002, AGL Resources believes that no asset impairments exist.

In June 2002, the EITF reached a partial consensus on EITF 02-03 and EITF 00-17. The EITF concluded that, effective for periods ending after July 15, 2002, mark-to-market gains and losses on energy-trading contracts (including those to be physically settled) must be shown on a net basis in the income statement. Comparative financial statements for prior periods must be reclassified to reflect presentation on a net basis. AGL Resources adopted the net presentation provision of the June 2002 consensus of EITF 02-03 in the third quarter of calendar 2002. The implementation of the EITF consensus with respect to netting revenues and expenses on energy-trading activities has been reflected in the accompanying statements of consolidated income and has reduced revenues and cost of sales for all periods presented.

In October 2002, the EITF, as part of its further deliberations on EITF 02-03, rescinded the consensus reached in EITF 98-10. As a result, all energy-trading contracts that do not meet the definition of a derivative under SFAS 133 will be recorded at their historical cost and reported on an accrual basis, resulting in the recognition of earnings or losses at the time of contract settlement or termination. New nonderivative energy-trading contracts entered into after October 25, 2002 will be accounted for under the accrual accounting basis. Nonderivative energy-trading contracts in the consolidated balance sheet as of January 1, 2003 that existed at October 25, 2002 will be removed with a cumulative effect adjustment. Accordingly, transactions entered into on or before October 25, 2002 and accounted for under EITF 98-10 continue to be accounted for under that guidance through December 31, 2002. AGL Resources is still in the process of finalizing the quantification of the cumulative effect adjustment but believes it to be in the range of $15.3 million. Therefore, as of January 1, 2003, AGL Resources will record an estimated loss and corresponding reduction of the risk management asset and/or increase of the risk management liability of $15.3 million.

In connection with the decision to rescind EITF 98-10, the EITF also reached a consensus that, effective for periods beginning after December 15, 2002, all gains and losses on all derivative instruments held for trading purposes should be shown net in the income statement as trading and marketing net margin (loss). Gains and losses on nonderivative energy-trading contracts should similarly be presented on a gross or net basis in connection with the guidance in EITF 99-19. The EITF agreed to rescind its previous consensus on EITF 02-03 that required additional disclosures for energy-trading contracts and activities and asked the FASB to reconsider the disclosures required by SFAS 133.

The following table reconciles AGL Resources' gross revenues and cost of sales after the effects of the adoption of EITF 02-03.

In millions	Calendar 2002	Transition Period	Fiscal 2001
Gross revenues	$2,638.7	$349.4	$1,108.7
Costs from energy marketing products netted per EITF 02-03	1,769.8	148.4	167.8
Reported net revenues	$ 868.9	$201.0	$ 940.9

In millions	Calendar 2002	Transition Period	Fiscal 2001
Gross cost of sales	$2,015.4	$191.3	$482.5
Costs from energy marketing products netted per EITF 02-03	1,747.2	142.2	155.2
Reported cost of sales	$ 268.2	$ 49.1	$327.3

In December 2002, the FASB issued SFAS 148. This pronouncement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Under the fair value based method, compensation cost for stock options is measured when options are issued. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements of the effects of stock-based compensation.

The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. As of December 31, 2002, AGL Resources had adopted SFAS 148 through continued application of the intrinsic value method of accounting under APB 25, and enhanced financial statement disclosures of the effect on net income and earnings per share of fair value provisions as if SFAS 123 had been applied.

In January 2003, the FASB released FASB Interpretation 45. For many of the guarantees or indemnification agreements AGL Resources issues, FASB Interpretation 45 requires AGL Resources to disclose in its financial statement footnotes the nature of the guarantee and the maximum potential amount of future payments that could be required of the guarantor. Footnote disclosures are required for guarantees or indemnification agreements AGL Resources issues beginning in year-end financial statements ending after December 15, 2002. FASB Interpretation 45 also includes liability recognition and measurement provisions that apply prospectively to guarantees issued or modified after December 31, 2002.

In January 2003, the FASB released FASB Interpretation 46, which separates unconsolidated entities, including special-purpose entities, joint ventures and partnerships, into two categories:

- entities for which the consolidation decision should be based on voting interests and therefore subject to ARB 51
- entities for which the consolidation should be based on variable interests and therefore subject to FASB Interpretation 46

Companies whose unconsolidated entities are subject to FASB Interpretation 46 and are issuing financial statements on or after January 31, 2003 are required to disclose the nature, purpose, size and activities and the company's maximum exposure to loss as a result of its involvement with the variable-interest entity. AGL Resources is evaluating the impact of FASB Interpretation 46 to its joint venture interests in SouthStar and US Propane.

Qualitative and Quantitative Disclosures about Market Risk

AGL Resources is exposed to risks associated with commodity prices, interest rates and credit. Commodity price risk is defined as the potential loss that AGL Resources may incur as a result of changes in the fair value of a particular instrument or commodity. Interest rate risk results from AGL Resources' portfolio of debt and equity instruments that it issues to provide financing and liquidity for its business. Credit risk results from the extension of credit throughout all aspects of AGL Resources' business, but is particularly concentrated in distribution operations at AGLC and in wholesale services.

The RMC is responsible for the overall establishment of risk management policies, and the monitoring of compliance with and adherence to the terms within these policies, including the delegation of approval and authorization levels. The RMC consists of senior executives who monitor commodity price risk positions, corporate exposures, credit exposures and overall results of AGL Resources' risk management activities. The RMC is chaired by the chief risk officer, who is responsible for ensuring that appropriate reporting mechanisms exist for the RMC to perform its monitoring functions.

COMMODITY PRICE RISK

Wholesale Services Sequent is exposed to certain commodity price risks inherent in the natural gas industry or inherent in transactions entered in the normal course of business. In executing risk management strategies to mitigate these risks, wholesale services routinely utilizes various types of financial and other instruments. These instruments include a variety of exchange-traded and over-the-counter energy contracts, such as forward contracts, futures contracts, option contracts and financial swap agreements.

The financial and other instruments require payments to or receipt of payments from counterparties based on the differential between a fixed and variable price for the commodity, options and other contractual arrangements. Sequent does not designate its financial instruments to manage risk exposure to energy prices as hedges under SFAS 133. Therefore, the fair values of these instruments are included in energy marketing and risk management assets and liabilities in the consolidated balance sheets under SFAS 133 and EITF 02-03. Under the mark-to-market method of accounting, financial instruments and contractual commitments are recorded at fair value in the accompanying consolidated balance sheets. The determination of fair value considers various factors, including closing exchange or over-the-counter market price quotations, time value and volatility factors, underlying options and contractual commitments. The maturities of these financial instruments are less than two years and represent purchases (long) of 326.4 billion cubic feet and sales (short) of 313.1 billion cubic feet. For calendar 2002, the unrealized gain related to derivative instruments as a result of energy marketing and risk management activities was $4.1 million.

41

The fair values and average values of Sequent's energy marketing and risk management assets and liabilities as of December 31, 2002 are included in the following table. The average values are based on a monthly average for calendar 2002.

Energy Marketing and Risk Management Assets		Value at
In millions	Average Value	Dec. 31, 2002
Natural gas contracts	$18.6	**$24.7**

Energy Marketing and Risk Management Liabilities		Value at
In millions	Average Value	Dec. 31, 2002
Natural gas contracts	$12.6	**$17.9**

Sequent employs a systematic approach to the evaluation and management of the risks associated with its contracts related to wholesale marketing and risk management, including VaR. VaR is defined as the maximum expected loss that is not to be exceeded with a given degree of confidence and over a specified holding period. Sequent uses a 95% confidence interval to evaluate the VaR exposure. A 95% confidence interval means there is a 5% probability that the actual change in portfolio value will be greater than the VaR value. The holding period is the time over which the variability of the value of the portfolio is assessed.

Sequent's VaR model is based on weighted historical prices. Sequent's VaR may not be comparable to a similarly titled measure of another company.

Sequent's open exposure is managed in accordance with established policies that limit market risk and require daily reporting of potential financial exposure to the chief risk officer. Because asset optimization is one of Sequent's primary responsibilities, the open exposure is minimal and as a result Sequent has relatively low VaR limits. Sequent employs daily risk testing using both VaR and stress testing to capture open risk.

Based on a 95% confidence interval and employing a 1-day and a 20-day holding period for all positions, Sequent's portfolio of positions as of December 31, 2002 had a 1-day holding period VaR and 20-day holding period VaR of $0.1 million and $0.3 million, respectively.

Energy Investments SouthStar manages a portion of its commodity price risks through hedging activities using derivative financial instruments and physical commodity contracts. Financial contracts in the form of futures, options and swaps are used to hedge the price volatility of natural gas. These derivative transactions qualify as cash flow hedges and SouthStar records the fair value of the open positions in its balance sheet with the unrealized gain or loss in other comprehensive income.

INTEREST RATE RISK

Interest rate fluctuations expose AGL Resources' variable-rate debt to changes in interest expense and cash flows. AGL Resources' policy is to manage interest expense using a combination of fixed- and variable-rate debt. To facilitate the achievement of desired fixed- and variable-rate debt percentages (of total debt), AGL Capital entered into two interest rate swaps where it agreed to exchange, at specified intervals, the difference between fixed and variable amounts calculated by reference to agreed-upon notional principal amounts. These swaps are designated to hedge the fair values of $75.0 million of AGL Capital Trust II's 8.0% $150.0 million Trust Preferred Securities.

Dollars in millions		Market Value of Interest Rate Swap Derivatives			Market Value	
Notional Amount	Fixed-Rate Payment	Variable Rate Received	Maturity		Dec. 31, 2002	Dec. 31, 2001
$50.0	8.0%	3 month LIBOR plus 131.5 basis points	May 15, 2041		**$4.0**	$(1.6)
25.0	8.0%	3 month LIBOR plus 131.5 basis points	May 15, 2041		**2.1**	(0.6)
$75.0					**$6.1**	$(2.2)

AGL Resources' variable-rate debt consists of commercial paper and the swapped portion of the $150 million trust preferred securities, which totaled $388.6 million and $75.0 million, respectively, as of December 31, 2002. Based on outstanding borrowings at year end, a 100 basis point change in market interest rates from 1.9% to 2.9% at December 31, 2002 would result in a change in annual pretax expense or cash flows of $4.6 million. As of December 31, 2002, $30.0 million of long-term fixed-debt obligations mature in the following 12 months. Any new debt obtained to refinance this obligation would be exposed to changes in interest rates.

CREDIT RISK

Distribution Operations AGLC has a concentration of credit risk related to the provision of services to Georgia's Marketers. AGLC bills 10 Marketers in Georgia for services. These Marketers, in turn, bill end-use customers. Credit risk exposure to Marketers varies with the time of the year. Exposure is lowest in the nonpeak summer months and highest in the peak winter months. The provisions of AGLC's tariff allow AGLC to obtain security support in an amount equal to a minimum of two times a Marketer's highest month's estimated bill from AGLC.

In addition, intrastate delivery service is billed by AGLC to the Marketers in advance rather than in arrears. Security support is provided in the form of cash deposits, letters of credit/surety bonds from acceptable issuers and corporate guarantees from investment-grade entities. The RMC reviews monthly the adequacy of security support coverage, credit rating profiles of security support providers and payment status of each Marketer. AGL Resources believes that adequate policies and procedures have been put in place to properly quantify, manage and report on AGLC's credit risk exposure to Marketers.

AGLC also faces potential credit risk in connection with assignments to Marketers of interstate pipeline transportation and storage capacity. Although AGLC has assigned this capacity to the Marketers, in the event that the Marketers fail to pay the interstate pipelines for the capacity, the interstate pipelines would in all likelihood seek repayment from AGLC. This risk is mitigated somewhat by the fact that some of the interstate pipelines require the Marketers to maintain security for their obligations to the interstate pipelines arising out of the assigned capacity.

Wholesale Services Sequent has established credit policies to determine and monitor the creditworthiness of counterparties, as well as the quality of pledged collateral and use of master netting agreements whenever possible to mitigate exposure to counterparty credit risk. Master netting agreements enable Sequent to net certain assets and liabilities by counterparty. Sequent also nets across product lines and against cash collateral provided such provisions are established in the master netting and cash collateral agreements. Additionally, Sequent may require counterparties to pledge additional collateral when deemed necessary. Credit evaluations are conducted and appropriate approvals obtained for each counterparty's line of credit before any transaction with the counterparty is executed. In most cases, the counterparty must have a minimum long-term debt rating of Baa2 from Moody's or BBB from S&P. Transaction counterparties that do not have either of the above ratings require credit enhancements by way of guaranty, cash deposit or letter of credit. The following table shows Sequent's commodity receivables and payables as of December 31, 2002.

In millions	Gross Receivable	Gross Payable
Receivables with netting agreements in place		
Counterparty is investment grade	$188.2	$139.8
Counterparty is non–investment grade	22.8	36.6
Counterparty has no external rating	25.1	28.4
Receivables without netting agreements in place		
Counterparty is investment grade	3.7	37.4
Counterparty is non–investment grade	0.4	2.2
Counterparty has no external rating	—	6.3
Amount recorded on balance sheet	$240.2	$250.7

CONSOLIDATED BALANCE SHEETS — ASSETS

In millions	As of Dec. 31, 2002	As of Dec. 31, 2001	As of Sept. 30, 2001
Current assets			
Cash and cash equivalents	$ 8.4	$ 7.3	$ 2.8
Receivables			
Energy marketing	240.2	52.1	24.9
Gas	51.8	27.4	36.9
Other	28.1	8.5	11.4
Less allowance for uncollectible accounts	(2.3)	(7.2)	(13.4)
Total receivables	317.8	80.8	59.8
Income tax receivable	21.4	—	—
Unbilled revenues	33.9	23.2	6.5
Inventories			
Natural gas stored underground	107.4	149.9	110.5
Liquefied natural gas	5.9	5.0	3.1
Materials and supplies	4.9	5.5	5.9
Energy marketing and risk management asset	24.7	3.1	2.8
Unrecovered ERC—current portion	21.8	14.6	15.7
Unrecovered PRP costs—current portion	15.0	16.3	6.4
Unrecovered seasonal rates	9.3	11.2	10.2
Other current assets	15.9	11.6	15.8
Total current assets	586.4	328.5	239.5
Property, plant and equipment			
Property, plant and equipment	3,323.2	3,144.7	3,097.9
Less accumulated depreciation	1,129.0	1,059.5	1,039.0
Property, plant and equipment—net	2,194.2	2,085.2	2,058.9
Deferred debits and other assets			
Unrecovered PRP costs	499.3	498.6	518.8
Goodwill	176.2	176.2	176.2
Unrecovered ERC	173.3	228.6	224.0
Investments in joint ventures	74.8	74.9	69.7
Unrecovered postretirement benefit costs	10.9	11.2	11.2
Restricted investment for purchase of telecommunications network	4.4	15.0	—
Assigned natural gas stored underground	—	—	34.1
Other	22.5	36.1	35.7
Total deferred debits and other assets	961.4	1,040.6	1,069.7
Total assets	$3,742.0	$3,454.3	$3,368.1

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS — LIABILITIES AND CAPITALIZATION

In millions	As of Dec. 31, 2002	As of Dec. 31, 2001	As of Sept. 30, 2001
Current liabilities			
Short-term debt	$ 388.6	$ 384.7	$ 303.4
Energy marketing trade payable	250.7	61.8	34.5
Accounts payable—trade	91.1	36.2	47.9
Accrued PRP costs—current portion	50.0	53.6	48.9
Accrued ERC—current portion	41.3	47.0	30.0
Current portion of long-term debt	30.0	93.0	45.0
Accrued wages and salaries	23.0	9.7	21.1
Customer deposits	22.9	13.9	12.7
Accrued interest	19.2	21.1	25.1
Energy marketing and risk management liabilities	17.9	0.2	2.0
Accrued taxes	16.0	30.3	50.3
Other	65.1	58.3	44.6
Total current liabilities	1,015.8	809.8	665.5
Accumulated deferred income taxes	320.0	268.8	255.5
Long-term liabilities			
Accrued PRP costs	444.0	453.1	469.5
Accrued pension obligations	72.7	—	6.4
Accrued ERC	63.7	124.0	141.0
Accrued postretirement benefit costs	49.2	48.7	48.3
Total long-term liabilities	629.6	625.8	665.2
Deferred credits			
Unamortized investment tax credit	20.2	21.5	21.8
Regulatory tax liability	13.5	14.4	14.6
Other	38.6	8.9	9.2
Total deferred credits	72.3	44.8	45.6
Commitments and contingencies (Notes 2 and 6)			
Capitalization			
Long-term debt	767.0	797.0	845.0
Subsidiaries' obligated mandatorily redeemable preferred securities	227.2	218.0	219.9
Common shareholders' equity (see accompanying statements of consolidated common shareholders' equity)	710.1	690.1	671.4
Total capitalization	1,704.3	1,705.1	1,736.3
Total liabilities and capitalization	$3,742.0	$3,454.3	$3,368.1

See Notes to Consolidated Financial Statements.

45

AGL Resources Inc.

STATEMENTS OF CONSOLIDATED INCOME

In millions, except per share amounts	Calendar 2002	Transition Period	Fiscal 2001	Fiscal 2000
Operating revenues	$868.9	$201.0	$940.9	$607.4
Cost of sales	268.2	49.1	327.3	111.9
Operating margin	600.7	151.9	613.6	495.5
Operating expenses				
Operation and maintenance	274.1	68.1	267.2	247.8
Depreciation and amortization	89.1	23.2	100.0	83.2
Taxes other than income taxes	29.3	6.0	32.8	26.7
Total operating expenses	392.5	97.3	400.0	357.7
Operating income	208.2	54.6	213.6	137.8
Other income	38.8	7.7	11.7	15.1
Gain on sale of Utilipro	—	—	10.9	—
Gain on propane transaction	—	—	—	13.1
Earnings before interest and taxes (EBIT)	247.0	62.3	236.2	166.0
Interest expense and preferred stock dividends	86.0	23.8	97.4	57.7
Earnings before income taxes	161.0	38.5	138.8	108.3
Income taxes	58.0	13.6	49.9	37.2
Net income	$103.0	$ 24.9	$ 88.9	$ 71.1
Earnings per common share (Note 1)				
Basic	$1.84	$0.45	$1.63	$1.29
Diluted	$1.82	$0.45	$1.62	$1.29
Weighted average number of common shares outstanding (Note 1)				
Basic	56.1	55.3	54.5	55.2
Diluted	56.6	55.6	54.9	55.2

See Notes to Consolidated Financial Statements.

STATEMENTS OF CONSOLIDATED COMMON SHAREHOLDERS' EQUITY

In millions, except par value and per share amounts	Common Stock	Premium on Common Stock	Earnings Reinvested	Other Comprehensive Income	Shares Held in Treasury and Trust	Total
Balance as of September 30, 1999	$ 289.2	$ 200.0	$ 186.7	$ —	$ (14.4)	$ 661.5
Comprehensive income:						
Net income	—	—	71.1	—	—	71.1
Total comprehensive income						71.1
Dividends on common stock ($1.08 per share)	—	—	(59.8)	—	—	(59.8)
Repurchase of treasury shares	—	—	—	—	(62.1)	(62.1)
Benefit, stock compensation, dividend reinvestment						
and stock purchase plans	—	0.2	(0.2)	—	10.3	10.3
Stock award forfeitures	(0.1)	—	—	—	—	(0.1)
Balance as of September 30, 2000	289.1	200.2	197.8	—	(66.2)	620.9
Comprehensive income:						
Net income	—	—	88.9	—	—	88.9
OCI—unrealized loss on interest rate hedge	—	—	—	(0.5)	—	(0.5)
Total comprehensive income						88.4
Dividends on common stock ($1.08 per share)	—	—	(58.6)	—	—	(58.6)
Benefit, stock compensation, dividend reinvestment						
and stock purchase plans	—	2.1	—	—	18.7	20.8
Stock award forfeitures	(0.1)	—	—	—	—	(0.1)
Other	—	0.5	(0.5)	—	—	—
Balance as of September 30, 2001	289.0	202.8	227.6	(0.5)	(47.5)	671.4
Comprehensive income:						
Net income	—	—	24.9	—	—	24.9
OCI—loss resulting from unfunded						
pension obligation	—	—	—	(0.6)	—	(0.6)
Total comprehensive income						24.3
Dividends on common stock ($1.08 per share)	—	—	(14.9)	—	—	(14.9)
Benefit, stock compensation, dividend reinvestment						
and stock purchase plans	—	1.1	(0.1)	—	8.5	9.5
Other	—	(0.1)	(0.1)	—	—	(0.2)
Balance as of December 31, 2001	289.0	203.8	237.4	(1.1)	(39.0)	690.1
Comprehensive income:						
Net income	—	—	103.0	—	—	103.0
OCI—loss resulting from unfunded						
pension obligation (net of tax benefit of $30.8)	—	—	—	(48.5)	—	(48.5)
Total comprehensive income						54.5
Dividends on common stock ($1.08 per share)	—	—	(60.5)	—	—	(60.5)
Benefit, stock compensation, dividend reinvestment						
and stock purchase plans	—	6.0	—	—	19.7	25.7
Other	—	—	(0.1)	0.4	—	0.3
Balance as of December 31, 2002	$289.0	$209.8	$279.8	$(49.2)	$(19.3)	$710.1

See Notes to Consolidated Financial Statements.

47

STATEMENTS OF CONSOLIDATED CASH FLOWS

In millions	Calendar 2002	Transition Period	Fiscal 2001	Fiscal 2000
Cash flows from operating activities				
Net income	$ 103.0	$ 24.9	$ 88.9	$ 71.1
Adjustments to reconcile net income to net cash flow provided by operating activities				
Depreciation and amortization	89.1	23.2	101.3	84.4
Gain on sale of Utilipro	—	—	(10.9)	—
Gain on propane transaction	—	—	—	(13.1)
Equity in joint venture earnings	(27.2)	(5.2)	(11.1)	(6.7)
Deferred income taxes, net of noncash items	81.9	14.0	6.7	37.1
Other	(5.2)	(2.4)	(1.3)	(1.3)
Changes in certain assets and liabilities, net of assets and liabilities acquired				
Payables	243.8	15.6	31.4	2.7
Inventories and assigned natural gas stored underground	42.2	(6.8)	(83.3)	29.7
Deferred revenue	37.1	—	—	—
Pension liability—net	(6.1)	(7.1)	(0.9)	1.4
ERC—net	(17.9)	(3.5)	(15.7)	(5.1)
Receivables	(269.1)	(37.7)	(0.4)	(1.3)
Other—net	13.9	(37.0)	(4.9)	(47.3)
Net cash flow provided by (used in) operating activities	285.5	(22.0)	99.8	151.6
Cash flows from investing activities				
Property, plant and equipment expenditures	(187.0)	(51.9)	(155.7)	(157.8)
Acquisition of VNG, net of cash acquired	—	—	(541.2)	—
Cash received from (provided to) joint ventures	27.3	—	16.3	(8.7)
Cash received from sale of Utilipro	—	—	17.9	—
Cash received from propane transaction	—	—	—	9.1
Net investment in joint ventures	—	—	3.5	(4.5)
Other	(0.7)	2.5	8.1	1.4
Net cash flow used in investing activities	(160.4)	(49.4)	(651.1)	(160.5)
Cash flows from financing activities				
Payments of long-term debt	(93.0)	—	(20.0)	(50.0)
Dividends paid on common shares	(53.2)	(14.0)	(50.4)	(51.2)
Net payments and borrowings of short-term debt	3.9	81.3	162.2	139.7
Borrowings of long-term debt	—	—	300.0	—
Issuance of trust preferred securities	—	—	145.6	—
Sale of treasury shares, net of noncash dividends	19.7	7.2	18.2	1.6
Purchase of treasury shares	—	—	—	(62.1)
Other	(1.4)	1.4	(3.5)	—
Net cash flow (used in) provided by financing activities	(124.0)	75.9	552.1	(22.0)
Net increase (decrease) in cash and cash equivalents	1.1	4.5	0.8	(30.9)
Cash and cash equivalents at beginning of period	7.3	2.8	2.0	32.9
Cash and cash equivalents at end of period	$ 8.4	$ 7.3	$ 2.8	$ 2.0
Cash paid during the period for				
Interest (net of AFUDC)	$ 73.3	$ 23.4	$ 83.3	$ 56.1
Income taxes	15.3	39.3	37.3	24.2

See Notes to Consolidated Financial Statements.

NOTE 1

Significant Accounting Policies

NATURE OF OUR BUSINESS

AGL Resources is a registered public utility holding company that manages its business in three operating segments and one nonoperating segment.

On September 20, 2001, the Board of Directors of AGL Resources elected to change AGL Resources' fiscal year end from September 30 to December 31 effective October 1, 2001. The financial statements and related footnote information for the three months ended December 31, 2001 (defined as the "transition period") have been presented herein.

Distribution Operations Distribution operations includes the results of operations and financial condition of AGL Resources' three natural gas local distribution companies: AGLC, VNG and CGC. AGLC conducts its primary business, the distribution of natural gas, throughout most of Georgia. VNG distributes and sells natural gas in southeastern Virginia. CGC distributes and sells natural gas in the Chattanooga area of Tennessee. The GPSC regulates AGLC; the VSCC regulates VNG; and the TRA regulates CGC. The GPSC, the VSCC and the TRA regulate distribution operations with respect to rates, maintenance of accounting records and various other service and safety matters.

Effective October 1, 2000, AGL Resources acquired all the outstanding common stock of VNG, a wholly owned subsidiary of Consolidated Natural Gas Company and an indirect subsidiary of Dominion Resources, Inc. (DRI). The purchase price of approximately $535 million, paid in cash, included approximately $7.5 million in working capital. The acquisition was accounted for as a purchase for financial accounting purposes, and as a result VNG's operations were consolidated with those of AGL Resources beginning October 1, 2000. The excess purchase price of $183.6 million over the fair value of the assets acquired and liabilities assumed was allocated to goodwill, which was initially being amortized using a life of 40 years. Effective October 1, 2001, AGL Resources adopted SFAS 142, and as a result, this goodwill is not amortized during the transition period and calendar 2002.

Wholesale Services Wholesale services includes the results of operations and financial condition of Sequent, AGL Resources' asset optimization, gas supply services, and wholesale marketing and risk management subsidiary. Asset optimization focuses on capturing the value from idle or underutilized assets, typically by participating in transactions that balance the needs of varying markets and time horizons.

Although Sequent is a nonregulated business, some of its underlying assets are regulated. Under varying agreements and practices, Sequent acts as asset manager and/or gas manager for AGL Resources' regulated utilities. Sequent aggregates gas from other marketers and producers and sells it to third parties. In addition, Sequent bundles commodity with transportation and redelivers short-term and long-term transported commodity. The VSCC has approved an asset management agreement that provides for a sharing of profits between Sequent and VNG's customers. Sequent and CGC have an agreement whereby Sequent pays CGC's ratepayers an annual fee for the right to act as CGC's asset manager. Sequent also operates as asset manager for AGLC. By statute, earnings from capacity release transactions are required to be shared 90% with Georgia's USF. By GPSC order, net margin earned by Sequent, for transactions involving AGLC assets other than capacity release, are required to be shared 50/50 with Georgia's USF.

Energy Investments Energy investments includes AGL Resources' investments in SouthStar, US Propane, the results of operations and financial condition of AGL Networks, and Utilipro through the date of sale.

Effective March 2, 2001, AGL Resources sold substantially all the assets of Utilipro, which engaged in the sale of integrated customer care solutions and billing services to energy marketers in the United States, to Alliance Data Systems Corporation for $17.9 million, resulting in a pretax and aftertax gain of $10.9 million and $7.1 million, respectively.

As of December 31, 2002, SouthStar was a joint venture in which a subsidiary of AGL Resources was a 50% owner; a subsidiary of Piedmont Natural Gas Company was a 30% owner; and a subsidiary of Dynegy Holdings Inc. was a 20% owner (collectively the Owners). Although AGL Resources owned 50% of SouthStar, it did not have a controlling interest as most matters of significance require the unanimous vote of each Owner's representative to the governing board of SouthStar. SouthStar offers a combination of unregulated energy products and services to industrial, commercial and residential customers in the southeastern United States. SouthStar was formed and began marketing energy services in Georgia, under the trade name Georgia Natural Gas, in 1998 when that state became fully open to retail natural gas competition.

49

On January 24, 2003, AGL Resources announced that its wholly owned subsidiary had reached an agreement to purchase the Dynegy Holdings Inc. 20% ownership interest in SouthStar. The transaction is expected to close in March 2003, subject to a number of approvals, including clearance by the GPSC. Upon closing, AGL Resources' subsidiary will own a noncontrolling 70% financial interest in SouthStar, with Piedmont Natural Gas Company owning the remaining 30%. The purchase agreement stipulates that Dynegy Marketing and Trade will no longer provide asset management and gas procurement and supply services for SouthStar. This relationship will be terminated on January 31, 2003, and SouthStar will assume the asset manager role and any litigation related to this agreement will be dismissed.

The Owners of SouthStar have entered into a capital contribution agreement that requires each Owner to contribute additional capital to SouthStar to pay invoices for goods and services received from any vendor that is affiliated with an Owner whenever funds are not otherwise available to pay those invoices. The capital contributions to pay affiliated vendor invoices are repaid as funds become available, but repayment is subordinated to SouthStar's revolving line of credit with financial institutions. There was no activity related to the capital contribution agreement during calendar 2002.

AGL Resources owns 22.36% of the limited partnership interests in US Propane and 22.36% of the limited liability company that serves as US Propane's general partner. The other limited partners are subsidiaries of TECO Energy, Inc., Piedmont Natural Gas Company and Atmos Energy Corporation. These other companies also are owners of US Propane's general partner. US Propane owns all the general partnership interests directly or indirectly and approximately 29% or 4,641,282 common units of the limited partnership interests in Heritage (NYSE: HPG), a marketer of propane through a nationwide retail distribution network. Heritage competes with electricity, natural gas and fuel oil providers, as well as with other companies in the retail propane distribution business. The propane business, like the natural gas business, is seasonal, with weather conditions significantly affecting demand. AGL Resources recognized a pretax and aftertax gain of $13.1 million and $10.7 million, respectively, during August 2000 in connection with the formation of US Propane.

The limited partnership agreement of US Propane requires that, in the event of liquidation, all limited partners would be required to restore capital account deficiencies, including any unsatisfied obligations of the partnership. AGL Resources' maximum capital account restoration would be $13.6 million. Currently AGL Resources' capital account is positive. Management believes that the occurrence of US Propane's liquidation is not probable and, accordingly, no liability is recorded.

AGL Networks serves the demand for high-speed network capacity in metropolitan areas within the United States. Under a certificate of authority from the GPSC, AGL Networks owns and operates a 175-mile fiber network and provides last-mile conduit and dark fiber infrastructure solutions to a variety of customers in metro Atlanta, including local, regional and national telecommunications companies; wireless service providers; educational institutions; and other commercial entities. Additionally, AGL Networks owns and operates a 60-mile fiber network in Phoenix, serving the central business district, midtown and the airport area. Conduit and dark fiber is typically provided to these customers under lease arrangements with term lengths that vary from 3 to 20 years. In addition to conduit and dark fiber leasing, AGL Networks provides turnkey telecommunications network construction services. AGL Networks has also entered into back-to-back lease or fiber exchange arrangements in St. Louis, MO, Kansas City, MO and Richmond, VA. AGL Networks has contracted for last-mile dark fiber in these cities on behalf of a customer. These arrangements are dedicated to the customer and AGL Networks is fully compensated for the costs of such leases.

Corporate Corporate includes the results of operations and financial condition of AGL Resources' nonoperating business units, including AGSC and AGL Capital. AGSC is a service company established in accordance with PUHCA. AGL Capital was established to finance the acquisition of VNG; refinance existing short-term debt; and provide for the ongoing financing needs of AGL Resources through a commercial paper program, the issuance of various debt and hybrid securities, and other financing mechanisms. All operating expenses and interest costs associated with AGSC and AGL Capital are allocated to the operating segments in accordance with PUHCA. The corporate segment also includes intercompany eliminations for transactions between operating business segments.

CORPORATE REORGANIZATION

AGL Resources undertook an operational excellence project during fiscal 2000. The goal was to improve productivity and profitability through internal operational activity reassessment supported with external benchmarks. The project concluded prior to September 30, 2000, and resulted in AGL Resources reorganizing various functions and identifying specific positions to be eliminated. A one-time pretax charge of $6.3 million was recorded in the fourth quarter of fiscal 2000.

CONSOLIDATION POLICY

AGL Resources utilizes two different accounting methods to report its investments in its subsidiaries and other companies: consolidation and the equity method.

Consolidation AGL Resources utilizes the consolidation method of accounting when it owns a majority of the voting stock of the subsidiary or if it can otherwise exercise control over the entity. This means that the accounts of AGL Resources are combined with the subsidiaries' accounts. Any intercompany profits between segments are not eliminated when such amounts are probable of recovery under the affiliates' rate regulation process. Additionally, intercompany balances and transactions are eliminated when the accounts are consolidated. AGL Resources' consolidated financial statements include the accounts of the following subsidiaries:

- AGLC
- VNG
- CGC
- Sequent
- AGL Networks

Prior to the sale of Utilipro, Utilipro's assets, liabilities and earnings were included in the consolidated financial statements. The outside investors' ownership interest was recorded as a minority interest. As a result of the sale, as of September 30, 2001, there was no minority interest. As of September 30, 2000, the minority interest was immaterial.

The Equity Method The equity method is utilized to account for and report corporate joint ventures where AGL Resources holds a 20% to 50% voting interest, unless control can be exercised over the entity. Under the equity method, AGL Resources' ownership interest in the entity is reported as an investment within its consolidated balance sheets. Additionally, AGL Resources' percentage ownership in the joint venture's earnings or losses is reported in its statements of consolidated income under other income.

In January 2003, the FASB issued FASB Interpretation 46, which separates unconsolidated entities, including special-purpose entities, joint ventures and partnerships, into two categories:

- entities for which the consolidation decision should be based on voting interests and therefore are subject to ARB 51

- entities for which the consolidation should be based on variable interests and therefore are subject to FASB Interpretation 46

Companies whose unconsolidated entities are subject to FASB Interpretation 46 and are issuing financial statements on or after January 31, 2003 are required to disclose the nature, purpose, size and activities and the company's maximum exposure to loss as a result of its involvement with the variable-interest entity. AGL Resources is evaluating the impact of FASB Interpretation 46 to its joint venture interests in SouthStar and US Propane.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist primarily of cash on deposit, money market accounts and certificates of deposit with original maturities of three months or less.

CONCENTRATION OF CREDIT RISK

AGLC has a concentration of credit risk related to the provision of services to Georgia's Marketers. At September 30, 1998 (prior to deregulation), AGLC billed approximately 1.4 million end-use customers in Georgia for its services. In contrast, at December 31, 2002, AGLC billed 10 Marketers in Georgia for services. These Marketers, in turn, billed end-use customers.

Several factors are designed to mitigate the risks to AGL Resources of the increased concentration of credit that has resulted from deregulation. First, in order to obtain a certificate from the GPSC, a Marketer must demonstrate to the GPSC, among other things, that it possesses satisfactory financial and technical capability to render the certificated service. Second, AGLC has instituted certain practices and imposed certain requirements designed to reduce credit risk. These include the following:

- Pursuant to AGLC's tariff, each Marketer is required to maintain security for its obligations to AGLC in an amount equal to at least two times the Marketer's estimated maximum monthly bill in the form of a cash deposit, letter of credit, surety bond or guaranty from a creditworthy guarantor.
- Intrastate delivery service is billed in advance rather than in arrears.

For calendar 2002, the four largest Marketers based on customer count, one of which was SouthStar, accounted for approximately 58.9% of AGL Resources' and 61.3% of distribution operations' operating margin. As of December 31, 2002 and September 30, 2001, only gas receivables attributable to CGC and VNG were due from end-use customers.

AGLC also faces potential credit risk in connection with assignments to Marketers of interstate pipeline transportation and storage capacity. Although AGLC has assigned this capacity to the Marketers, in the event the Marketers fail to pay the interstate pipelines for the capacity, the interstate pipelines would in all likelihood seek repayment from AGLC. This risk is mitigated somewhat by the fact that the interstate pipelines require the Marketers to maintain security for their obligations to the interstate pipelines arising out of the assigned capacity.

INVENTORY

In Georgia's competitive environment, Marketers, including AGLC's marketing affiliate SouthStar, began in November 1998 selling natural gas to firm end-use customers at market prices. Part of the unbundling process that provides for this competitive environment is the assignment to Marketers of certain pipeline services that AGLC has under contract. AGLC assigns the majority of its pipeline storage services that it has under contract to the Marketers, along with a corresponding amount of inventory.

Gas inventories are stated at the weighted average costing method. Materials and supplies inventories are stated at the lower of average cost or market. Mark-to-market adjustments on inventories on Sequent's energy marketing and risk management activities are included in energy marketing and risk management assets on the consolidated balance sheet.

PROPERTY, PLANT AND EQUIPMENT

Distribution Operations Distribution operations' property, plant and equipment consists of property and equipment that is in use, being held for future use and under construction. It is reported at its original cost, which includes:

- material and labor
- contractor costs
- construction overhead costs (where applicable)
- an allowance for funds used during construction

Property retired or otherwise disposed of is charged to accumulated depreciation.

Wholesale Services, Energy Investments and Corporate Property, plant and equipment includes property that is in use and under construction, and is reported at cost. A gain or loss is recorded for retired or otherwise disposed of property.

EVALUATION OF ASSETS FOR IMPAIRMENT

In August 2001, the FASB issued SFAS 144, which superseded SFAS 121 and requires AGL Resources to review long-lived assets and certain intangibles for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based on undiscounted cash flows. Any impairment losses are reported in the period in which the recognition criteria are first applied based on the fair value of the asset. The adoption of SFAS 144 on January 1, 2002 had no impact on AGL Resources' financial position or results of operations. In accordance with SFAS 144, AGL Resources has evaluated its long-lived assets for financial impairment. As of December 31, 2002, AGL Resources believes that no asset impairments exist.

ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS

In June 2001, the FASB issued SFAS 143, which is effective for fiscal years beginning after June 15, 2002. SFAS 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. AGL Resources adopted SFAS 143 on January 1, 2003, and it did not have a material impact on AGL Resources' financial position or results of operations.

AGL Resources' regulated entities currently accrue costs of removal on many regulated, long-lived assets through depreciation expense, with a corresponding charge to accumulated depreciation, as allowed by its regulatory jurisdictions. However, because these removal costs meet the requirements of SFAS 71, these accumulated costs will be disclosed in 2003. As of December 31, 2002, AGL Resources has not yet quantified the accumulated removal costs.

GOODWILL AND OTHER INTANGIBLE ASSETS

During July 2001, the FASB issued SFAS 142. Under SFAS 142, goodwill amortization ceases when the new standard is adopted. The new rules also require an initial goodwill impairment assessment in the year of adoption and annual impairment tests thereafter. AGL Resources adopted SFAS 142 effective October 1, 2001. As a result, goodwill amortization of approximately $5.2 million before tax on an annualized basis has ceased. No impairment charges were recognized as a result of the adoption of SFAS 142 in calendar 2002 or the transition period. Net income and earnings per share (basic and diluted) for fiscal 2001 have been adjusted below to exclude amortization related to goodwill and recognized in business combinations. Goodwill amortization was not material in fiscal 2000.

In millions, except per share amounts	Net Income	Basic	Diluted
As reported	$88.9	$1.63	$1.62
Effect of goodwill amortization, net of tax	3.4	0.06	0.06
As adjusted	$92.3	$1.69	$1.68

ACCUMULATED DEFERRED INCOME TAXES

The reporting of AGL Resources' assets and liabilities for financial accounting purposes differs from the reporting for income tax purposes. The tax effects of the differences in those items are reported as deferred income tax assets or liabilities in AGL Resources' consolidated balance sheets. AGLC's and CGC's investment tax credits have been deferred and are being amortized as credits to income over the estimated lives of the related properties in accordance with regulatory treatment.

REVENUES

Distribution Operations Revenues are recorded when services are provided to customers. Those revenues are based on rates approved by the GPSC, the VSCC and the TRA.

As required by the GPSC, in July 1998, AGLC began billing Marketers for each residential, commercial and industrial customer's distribution costs in equal monthly installments. As required by the GPSC, effective February 1, 2001, AGLC implemented a seasonal rate design for the calculation of each residential customer's annual SFV capacity charge, which is billed to Marketers and reflects the historic volumetric usage pattern for the entire residential class. Generally, this change should result in residential customers being billed by the Marketers for a higher capacity charge in the winter months and a lower charge in the summer months. This requirement has an operating cash flow impact, but does not change AGLC's revenue recognition. As a result, AGLC continues to recognize its residential SFV capacity revenues for financial reporting purposes in equal monthly installments. Any difference between the billings under the new seasonal rate design and the SFV revenue recognized is deferred and will be reconciled on an annual basis. As of December 31, 2002, December 31, 2001 and September 30, 2001, AGLC had unrecovered seasonal rates of approximately $9.3 million, $11.2 million and $10.2 million, respectively (included as a current asset in the consolidated balance sheet) related to the difference between the billings under the new seasonal rate design and the SFV revenue recognized.

VNG and CGC employ rate structures that include volumetric rate designs that allow recovery of costs through gas usage. Revenues from sales and transportation services are recognized in the same period in which the related volumes are delivered to customers. VNG and CGC bill and recognize sales revenues from residential and certain commercial and industrial customers on the basis of scheduled meter readings. In addition, revenues are recorded for estimated deliveries of gas, not yet billed to these customers, from the meter reading date to the end of the accounting period, which are included in the consolidated balance sheets as unbilled revenue. For wholesale and other commercial and industrial customers, revenues are based upon actual deliveries to the end of the period.

The TRA has authorized a WNA rider for CGC. This rider is designed to offset the impact of unusually cold or warm weather on customer billings and operating margin.

On September 27, 2002, the VSCC approved an experimental two-year WNA program for VNG to reduce the effect of weather on customer bills. The WNA reduces customer bills when winter weather is colder than normal and surcharges customer bills when weather is warmer than normal. A factor based on usage by customers and weather conditions during each billing cycle will be used to determine the credit or surcharge. The WNA is intended to provide customers with less-volatile bills and VNG with a more stable operating margin. As part of the approval, VNG agreed not to file for a general rate increase for at least two years. The WNA went into effect for the billing cycle beginning in November 2002, and continues for six billing cycles of each year. In order for the experimental program to be extended beyond its initial term, VNG must file a cost of service study with the VSCC.

Wholesale Services and Energy Investments Wholesale services and energy investments revenues are recorded when services are provided to customers. Intercompany profits from sales between segments are eliminated in the corporate segment and are recognized as goods are sold to end-use customers.

Network Lease Accounting Revenues attributable to leases of dark fiber pursuant to indefeasible right-of-use (IRU) agreements are recognized as services are provided. Dark fiber IRU agreements generally require the customer to make a down payment upon execution of the agreement; however, in some cases AGL Networks receives up to the entire lease payment at inception of the lease and recognizes revenue ratably over the lease term. This results in deferred revenue being recorded on AGL Resources' consolidated balance sheet.

COST OF SALES

VNG and CGC charge their customers for the natural gas they consume using PGA mechanisms set by the VSCC and the TRA, respectively. Under the PGA, VNG and CGC defer (include as a current asset or liability in the consolidated balance sheets and exclude from the statements of consolidated income) the difference between the actual cost of gas and what is collected from customers in a given period. The deferred amount is either billed or refunded to VNG and CGC customers.

STOCK-BASED COMPENSATION

In December 2002, the FASB issued SFAS 148. This pronouncement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Under the fair value based method, compensation cost for stock options is measured when options are issued. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements of the effects of stock-based compensation.

The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. As of December 31, 2002, AGL Resources had adopted SFAS 148 through continued application of the intrinsic value method of accounting under APB 25, and enhanced financial statement disclosures of the effect on net income and earnings per share of fair value provisions as if SFAS 148 had been applied.

At December 31, 2002, AGL Resources had several stock-based employee compensation plans, which are described more fully in Note 3. AGL Resources accounts for these plans under the recognition and measurement principles of APB 25 and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if AGL Resources had applied the fair value recognition provisions of SFAS 123.

In millions, except per share amounts	Calendar 2002	Transition Period	Fiscal 2001	Fiscal 2000
Net income, as reported	$103.0	$24.9	$88.9	$71.1
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect	(1.9)	(0.6)	(2.4)	(2.5)
Pro forma net income	$101.1	$24.3	$86.5	$68.6
Earnings per share				
Basic—as reported	$ 1.84	$0.45	$1.63	$1.29
Basic—pro forma	$ 1.80	$0.44	$1.59	$1.25
Diluted—as reported	$ 1.82	$0.45	$1.62	$1.29
Diluted—pro forma	$ 1.79	$0.44	$1.58	$1.25

DEPRECIATION EXPENSE

Depreciation expense for distribution operations is computed by applying composite, straight-line rates (approved by the GPSC, the VSCC and the TRA) to the investment of depreciable property. The composite straight-line depreciation rate for distribution operations was approximately 2.8%, 3.0% and 3.1% for depreciable property excluding transportation equipment during calendar 2002, fiscal 2001 and fiscal 2000, respectively. As of May 1, 2002, the GPSC required a decrease of depreciation rates for AGLC, which decreased depreciation expense by $5.6 million in calendar 2002 and approximately $9.6 million on an annual basis. Transportation equipment is depreciated on a straight-line basis over a period of 5 to 10 years. Depreciation expense for other segments is computed on a straight-line basis over a period of 1 to 35 years.

OTHER INCOME

Other income consists of the following:

In millions	Calendar 2002	Transition Period	Fiscal 2001	Fiscal 2000
Allowance for funds used during construction	$ 2.9	$0.4	$ 1.5	$ 2.0
Interest and dividend income	0.6	0.2	1.1	3.5
Equity in SouthStar's income	27.0	4.4	9.1	3.4
Regulatory carrying costs	6.4	2.4	3.9	3.1
All other—net	1.9	0.3	(3.9)	3.1
Total other income	$38.8	$7.7	$11.7	$15.1

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION (AFUDC)

Construction projects in Georgia, Virginia and Tennessee are financed with debt, equity and funds from operations. The GPSC and the TRA allow AGLC and CGC, respectively, to record the cost of those funds as part of the cost of construction projects in AGL Resources' consolidated balance sheets and as AFUDC in the statements of consolidated income. AGLC's portion of AFUDC is calculated based upon a rate authorized by the GPSC. Beginning July 1, 1998, the GPSC authorized a rate of 9.11% for AFUDC, which increased to 9.16% effective May 1, 2002. The CGC portion of AFUDC is calculated based upon a rate authorized by the TRA of 9.08%. VNG's capital expenditures do not qualify for AFUDC treatment.

COMPREHENSIVE INCOME

Comprehensive income consists of net income and other gains and losses affecting shareholders' equity that, under GAAP, are excluded from net income. For AGL Resources, such items consist primarily of unrealized gains and losses on certain derivatives and minimum pension liability adjustments.

EARNINGS PER COMMON SHARE

Basic earnings per common share are computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per common share reflect the potential dilution that could occur when potential common shares are added to common shares outstanding. Diluted earnings per common share are calculated quarterly, and the number of incremental shares to be included at year end is the weighted average of each quarterly calculation.

AGL Resources' potential common shares were derived from performance units whose future issuance is contingent upon the satisfaction of certain performance criteria, and stock options whose exercise prices were less than the average market price of the common shares for the respective periods.

Denominator for Earnings Per Share

In millions	Calendar 2002	Transition Period	Fiscal 2001	Fiscal 2000
Denominator for basic earnings per share (weighted average shares outstanding)	56.1	55.3	54.5	55.2
Assumed exercise of potential common shares	0.5	0.3	0.4	0.0
Denominator for diluted earnings per share	56.6	55.6	54.9	55.2

RISK MANAGEMENT

AGL Resources is exposed to risks associated with, among others, commodity prices, interest rates, credit, weather, economic conditions and changes in federal and state regulation. Commodity price risk is defined as the potential loss that AGL Resources may incur as a result of changes in the fair value of a particular instrument or commodity. Interest rate risk results from AGL Resources' portfolio of debt and equity instruments that it issues to provide financing and liquidity for its business. Credit risk results from the extension of credit throughout all aspects of AGL Resources' business, but is particularly concentrated in distribution operations at AGLC and in wholesale services. SouthStar is a weather-dependent business, and weather risk or opportunity exists at Sequent, as well as distribution operations. Regulatory risk resides throughout each of the operating business segments.

The RMC is responsible for the overall establishment of risk management policies and monitoring of the compliance with and adherence to the terms within these policies, including the delegation of approval and authorization levels. The RMC consists of senior executives who monitor commodity price risk positions, corporate exposures, credit exposures and overall results of AGL Resources' risk management activities. The RMC is chaired by the chief risk officer, who is responsible for ensuring that appropriate reporting mechanisms exist for the RMC to perform its monitoring functions.

Sequent accounts for transactions in connection with energy marketing and risk management activities under the fair value or mark-to-market methods of accounting, in accordance with SFAS 133 and EITF 98-10, respectively. Under this method, AGL Resources records energy commodity contracts, including both physical transactions and financial instruments, at fair value. The market prices or fair values used in determining the value of these contracts are Sequent's best estimates utilizing information such as commodity exchange prices, over-the-counter quotes, volatility and time value, counterparty credit and the potential impact on market prices of liquidating positions in an orderly manner over a reasonable period of time under current market conditions. When the portfolio market value changes, primarily due to newly originated transactions and the effect of price changes, AGL Resources recognizes the change as a gain or loss in the period of change. AGL Resources adopted the net presentation provisions of the June 2002 consensus for EITF 02-03 in the third quarter of 2002. As required under that consensus,

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gains and losses from energy-trading activities are presented on a net basis. AGL Resources has restated prior periods' revenues and cost of sales in the comparative financial statements. During calendar 2002 and the transition period, AGL Resources recorded unrealized gains of $4.1 million and $0.9 million, respectively, related to derivative instruments as a result of energy marketing and risk management activities.

In October 2002, the EITF, as part of its further deliberations on EITF 02-03, rescinded the consensus reached in EITF 98-10. As a result, all energy-trading contracts that do not meet the definition of a derivative under SFAS 133 will be recorded at their historical cost and reported on an accrual basis resulting in the recognition of earnings or losses at the time of contract settlement or termination. New nonderivative energy-trading contracts entered into after October 25, 2002 will be accounted for under the accrual accounting basis. Nonderivative energy-trading contracts in the consolidated balance sheet as of January 1, 2003 that existed at October 25, 2002 will be removed with a cumulative effect adjustment. Accordingly, transactions entered into on or before October 25, 2002 and accounted for under EITF 98-10 continue to be accounted for under that guidance through December 31, 2002. AGL Resources is still in the process of finalizing the quantification of the cumulative effect adjustment but believes it to be approximately $15.3 million. Therefore as of January 1, 2003, AGL Resources will record an estimated loss and corresponding reduction of the risk management asset and/or increase of the risk management liability of $15.3 million.

On November 30, 2001 AGL Capital entered into two interest rate swap transactions (Swaps) in the aggregate amount of $75.0 million executed as a hedge against the fair value of AGL Capital Trust II's 8.0% Trust Preferred Securities due 2041. Pursuant to the Swaps, AGL Capital receives interest rate payments on $75.0 million at an annual 8.0% interest rate, and pays floating interest rates on $75.0 million. AGL Capital pays floating interest each February 15, May 15, August 15 and November 15 at three-month LIBOR plus 1.315%, with no floor or ceiling. At December 31, 2002, the current rate was 2.7%. The expiration date of the Swaps is May 15, 2041, unless terminated earlier or called. Under hedge accounting treatment, AGL Capital records a long-term asset or liability and a corresponding adjustment to subsidiaries' obligated mandatorily redeemable preferred securities to reflect the assessed change in fair value of the Swaps to AGL Capital. The fair value changes as interest rates change from

those that were in effect on the original settlement date. The fair value of these Swaps at December 31, 2002 and December 31, 2001 was $6.1 million and $(2.2) million, respectively.

AGL Resources enters into various gas put and/or call agreements as part of its trading activities, which primarily focus on (1) managing AGL Resources' overall gas cost, (2) generating premium income on options and (3) ensuring adequate gas reserves. The contract terms normally last one calendar month and are designed to protect AGL Resources against the adverse effects that daily gas index fluctuations may have on gas purchases.

USE OF ACCOUNTING ESTIMATES
Management makes estimates and assumptions when preparing financial statements under GAAP. Those estimates and assumptions affect various matters, including:

- reported amounts of certain assets and liabilities in AGL Resources' consolidated balance sheets as of the dates of the financial statements
- disclosure of contingent assets and liabilities as of the dates of the financial statements
- reported amounts of certain revenues and expenses in AGL Resources' statements of consolidated income during the reported periods

Those estimates involve judgments with respect to, among other things, future economic factors that are difficult to predict and are beyond management's control. Consequently, actual amounts could differ from estimates.

RECLASSIFICATIONS
Certain amounts in financial statements of prior years have been reclassified to conform to the presentation of the current year for comparative purposes. Those reclassifications did not affect consolidated net income for the years presented.

NOTE 2

Regulatory Assets and Liabilities

AGL Resources has recorded assets and liabilities in its consolidated balance sheets in accordance with SFAS 71. These assets are recoverable either through a rate rider or through base rates specifically authorized by a state commission. Certain assets have associated liabilities that are disclosed here.

AGL Resources' regulatory assets and liabilities are summarized in the following table:

In millions	As of Dec. 31, 2002	As of Dec. 31, 2001	As of Sept. 30, 2001
Regulatory assets			
Unrecovered PRP costs—long-term	$499.3	$498.6	$518.8
Unrecovered ERC—long-term	173.3	228.6	224.0
Unrecovered ERC—current	21.8	14.6	15.7
Unrecovered PRP costs—current	15.0	16.3	6.4
Unrecovered postretirement benefit costs	10.9	11.2	11.2
Unrecovered seasonal rates	9.3	11.2	10.2
Deferred PGA	7.6	6.0	6.2
Deferred transition to competition costs	—	3.5	3.8
Other	2.7	6.6	9.4
Total	$739.9	$796.6	$805.7
Regulatory liabilities			
Unamortized investment tax credit	$ 20.2	$ 21.5	$ 21.8
Deferred PGA	18.0	16.3	3.8
Regulatory tax liability	13.5	14.4	14.6
Other liability	1.0	0.6	0.7
Total regulatory liabilities	52.7	52.8	40.9
Associated liabilities			
PRP costs—long-term	444.0	453.1	469.5
ERC—long-term	63.7	124.0	141.0
PRP costs—current	50.0	53.6	48.9
ERC—current	41.3	47.0	30.0
Total associated liabilities	599.0	677.7	689.4
Total regulatory and associated liabilities	$651.7	$730.5	$730.3

The GPSC, the VSCC and the TRA regulate the distribution businesses in Georgia, Virginia and Tennessee, respectively. AGL Resources generally uses the same accounting policies and practices used by nonregulated companies for financial reporting under GAAP. Sometimes, however, the GPSC, the VSCC and the TRA order an accounting treatment different from that used by nonregulated companies to determine the rates charged to customers. When that happens, certain expenses and income must be deferred and reported in the consolidated balance sheets as regulatory assets and liabilities. These deferred items are then recognized in the statements of consolidated income through amortization when the items are included in the rates charged to distribution operations' customers.

AGLC PIPELINE REPLACEMENT PROGRAM

On January 8, 1998, the GPSC issued procedures and set a schedule for hearings regarding alleged pipeline safety violations by AGLC. On July 21, 1998, the GPSC approved a settlement between AGLC and the staff of the GPSC that detailed a 10-year PRP for approximately 2,300 miles of cast iron and bare steel pipe. AGLC will recover from end-use customers, through billings to Marketers, the costs related to the program net of any cost savings from the program. All such amounts will be recovered through a combination of SFV rates and a pipeline replacement revenue rider. October 1, 2002 marked the beginning of the fifth year of the 10-year PRP. The estimated total remaining capital costs of this program, as of December 31, 2002, are approximately $494.0 million.

During calendar 2002, AGLC's capital expenditure and operation and maintenance costs related to the program were approximately $41.8 million and $8.7 million, respectively. During the transition period, capital expenditure and operation and maintenance costs were $14.0 million and $2.2 million, respectively. For fiscal 2001, capital expenditure and operation and maintenance costs were approximately $50.0 million and $7.5 million, respectively. The amount recovered from the pipeline replacement revenue rider during calendar 2002, the transition period and fiscal 2001 was approximately $7.5 million, $1.6 million and $3.7 million, respectively.

AGLC capitalizes and depreciates the capital expenditure costs incurred from the PRP over the life of the assets. Operation and maintenance costs are expensed as incurred. Recoveries, which are recorded as revenue, are based on a formula that allows AGLC to recover operation and maintenance costs that are in excess of those included in AGLC's current base rates; depreciation expense; and an allowed rate of return on capital expenditures. In the near term, the primary financial impact to AGLC from the PRP is reduced cash flow from operating and investing activities, as the timing related to cost recovery does not match the timing of when costs are incurred. However, AGLC is allowed the recovery of carrying costs on the under-recovered balance resulting from the timing difference.

AGLC recorded a long-term liability of $444.0 million in its consolidated balance sheet as of December 31, 2002, which represents future capital expenditures for 2004 through the remainder of the program. AGLC also recorded a long-term regulatory asset of $499.3 million, which represents the expected future collection of both expenditures already incurred and expected future capital expenditures to be incurred through the remainder of the program. AGLC anticipates that its capital expenditures for the PRP will end by June 30, 2008, unless extended by the GPSC.

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As of December 31, 2002, AGLC recorded a current liability of $50.0 million representing the expected expenditures for the next 12 months for the program. AGLC also recorded a current asset of $15.0 million that represents the expected amount to be collected over the next 12 months.

ENVIRONMENTAL MATTERS

Before natural gas was widely available in the Southeast, AGLC and predecessor companies manufactured gas from coal and other fuels. Those manufacturing facilities were known as MGP, which AGLC ceased operating in the 1950s. Because of recent environmental standards, AGLC is required to investigate possible environmental contamination at those plants and, if necessary, clean up any contamination.

AGLC has been associated with 10 MGP sites in Georgia and 3 in Florida. Based on investigations to date, AGLC believes that some cleanup is likely at most of the sites. In Georgia, the investigation and cleanup of MGP sites is supervised by the state Environmental Protection Division. In Florida, the U.S. Environmental Protection Agency has that responsibility.

As of December 31, 2002, the remediation program was approximately 60% complete. The soil remediation for all of the Georgia sites is expected to be completed by January 2005. The sites in Sanford, FL and Orlando, FL are currently in the preliminary investigation or engineering design phase. Additionally, one Macon, GA site is nonactive because the site currently meets an acceptable standard for nonresidential commercial property.

AGLC has historically reported estimates of future remediation costs for MGP based on probabilistic models of potential costs. As cleanup options and plans continue to develop and cleanup contracts are entered into, AGLC is increasingly able to provide conventional engineering estimates of the likely costs of many elements of its MGP program. These estimates contain various engineering uncertainties, and AGLC continuously attempts to refine and update these engineering estimates. In addition, it continues to review technologies available for the cleanup of AGLC's largest site, Savannah, which, if proven, could have the effect of reducing its total future expenditures. As of September 30, 2002, projected costs associated with engineering estimates and in-place contracts were $109.2 million. For those remaining elements of the MGP program where AGLC still cannot perform engineering cost estimates, there remains considerable variability in available future cost estimates. For these elements, the remaining cost of future actions at the MGP sites is $9.3 million to $21.6 million.

AGLC cannot at this time identify any single number within this range as a better estimate of its likely future costs. Finally, AGLC has estimates of certain other costs paid directly by AGLC related to administering the MGP program. For the upcoming year, those costs are estimated to be $1.3 million; expenses beyond the upcoming year generally cannot be estimated at this time. Consequently, as of December 31, 2002, AGLC recorded the sum of $109.2 million plus the lower end of the remaining range, $9.3 million, and the direct pay expenses of $1.3 million, less the cash payments made during the fourth quarter of calendar 2002 of $14.8 million, or a total of $105.0 million, as a liability. This amount is included in a corresponding regulatory asset. This liability does not include other potential expenses, such as unasserted property damage, personal injury or natural resource damage claims, unbudgeted legal expenses, or other costs for which AGLC may be held liable but with respect to which the amount cannot be reasonably forecast. This liability also does not include certain potential cost savings as described above.

The decrease in the liability from $171.0 million reported at December 31, 2001 to $105.0 million at December 31, 2002 was primarily a result of expenditures paid for cleanup for the various sites, $36.9 million for calendar 2002, plus implementation of several cost-saving changes to prior remedial plans. AGLC has two ways of recovering investigation and cleanup costs. First, the GPSC has approved an ERC recovery rider. It allows the recovery of costs of investigation, testing, cleanup and litigation. Because of that rider, AGLC has recorded a regulatory asset for actual and projected future costs related to investigation and cleanup, to be recovered from customers in future years. During calendar 2002, AGLC recovered $17.2 million through its ERC recovery rider. The second way AGLC can recover costs is by exercising the legal rights AGLC believes it has to recover a share of its costs from other potentially responsible parties, typically former owners or operators of the MGP sites. There were no material recoveries from potentially responsible parties during calendar 2002.

The significant years for spending for this program are 2002, 2003 and 2004. The ERC recovery mechanism allows for recovery of expenditures over the five-year period subsequent to the period in which the expenditures were incurred. As of December 31, 2002, the MGP expenditures expected to be incurred over the next 12 months are reflected as a current liability of $41.3 million. In addition, AGLC expects to collect $21.8 million in revenues over the next 12 months under the ERC recovery rider, which is reflected as a current asset.

TRANSITION TO COMPETITION COSTS

On October 19, 1999, the GPSC approved an order allowing AGLC to defer certain transition to competition costs for fiscal 2000 that AGLC considered to be "stranded" as a result of deregulation (Order). In accordance with the Order, AGLC deferred transition to competition expenses related to severance, customer service and property. Such deferred expenses are recorded as regulatory assets under deferred debits and other assets in AGLC's balance sheets of $10.0 million of transition to competition cost and a corresponding accumulated deferred tax liability of $1.6 million and were being amortized over a five-year period beginning October 1, 1999.

Of the total transition to competition costs, AGLC amortized $0.5 million and $2.0 million during the transition period and fiscal 2001, respectively, leaving an unamortized balance, net of deferred taxes, of $3.5 million at December 31, 2001 and $3.8 million at September 30, 2001. In connection with AGLC's PBR settlement with the GPSC in calendar 2002, AGLC amortized the remaining balance of $5.1 million.

NOTE 3

Employee Benefit Plans and Stock-based Compensation Plans

Substantially all AGL Resources employees are eligible to participate in its employee benefit plans.

PENSION BENEFITS

AGL Resources sponsors a defined benefit retirement plan (Retirement Plan) for its employees. A defined benefit plan specifies the amount of benefits an eligible plan participant eventually will receive using information about the participant. AGL Resources generally calculates the benefits under the Retirement Plan based on age, years of service and pay. AGL Resources employees do not contribute to the Retirement Plan. AGL Resources funds the plan by contributing annually the amount required by applicable regulations and as recommended by its actuary. AGL Resources calculates the amount of funding using an actuarial method called the projected unit credit cost method. The Retirement Plan's assets consist primarily of marketable securities, corporate obligations, U.S. government obligations, insurance contracts, mutual funds and cash equivalents.

As a result of the acquisition of VNG, employees of VNG became eligible to participate in the Retirement Plan effective October 1, 2000. AGL Resources assumed a liability of $39.5 million as of October 1, 2000 related to VNG's employees and received

$38.6 million of assets from DRI to compensate for the obligation assumed by AGL Resources for service to date.

The following tables present details about AGL Resources' pension plans:

In millions	Year Ended Dec. 31, 2002	As of or For Quarter Ended Dec. 31, 2001	Year Ended Sept. 30, 2001
Change in benefit obligation			
Benefit obligation at beginning of year	$268.2	$264.4	$207.5
Acquisition of VNG	—	—	39.5
Service cost	3.2	0.9	3.2
Interest cost	19.3	4.8	18.5
Plan amendment	(4.2)	—	—
Actuarial loss	22.3	6.8	12.9
Benefits paid	(18.8)	(8.7)	(17.2)
Benefit obligation at end of year	$290.0	$268.2	$264.4
Change in plan assets			
Fair value of plan assets at beginning of year	$247.3	$250.4	$235.3
Acquisition of VNG	—	—	38.6
Actual return on plan assets	(21.5)	(4.9)	(7.6)
Employer contribution	0.8	10.5	1.3
Benefits paid	(18.8)	(8.7)	(17.2)
Fair value of plan assets at end of year	$207.8	$247.3	$250.4
Funded status			
Plan assets less than benefit obligation at end of year	$ (82.2)	$ (20.9)	$ (14.0)
Unrecognized net loss	101.9	34.3	17.3
Unrecognized prior service cost	(12.5)	(8.9)	(9.0)
Unrecognized net asset	—	(0.5)	(0.7)
Accrued pension cost	$ 7.2	$ 4.0	$ (6.4)
Amounts recognized in the statement of financial position consist of:			
Prepaid benefit cost	$ 14.0	$ 11.0	$ 0.8
Accrued benefit liability	(6.8)	(7.0)	(7.2)
Intangible asset	—	(0.1)	—
Accumulated other comprehensive income	(79.9)	(0.6)	—
Net amount recognized at year end	$ (72.7)	$ 3.3	$ (6.4)

	Dec. 31, 2002	Assumptions as of Dec. 31, 2001	Sept. 30, 2001	Sept. 30, 2000
Discount rate	6.8%	7.4%	7.5%	8.0%
Expected return on plan assets	8.8%	8.3%	8.3%	8.3%
Rate of compensation increase	4.5%	4.5%	3.8%	3.8%

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In millions	Calendar 2002	Transition Period	Fiscal 2001	Fiscal 2000
Components of net annual pension cost				
Service cost	$ 3.2	$ 0.9	$ 3.2	$ 3.4
Interest cost	19.3	4.8	18.5	15.9
Expected return on plan assets	(23.7)	(5.4)	(21.1)	(18.2)
Net amortization	(1.2)	(0.3)	(1.4)	(1.3)
Net annual pension cost	(2.4)	—	(0.8)	(0.2)
Curtailment loss	—	—	0.3	2.8
Net annual pension cost after curtailments	$ (2.4)	$ —	$ (0.5)	$ 2.6

The measurement date for calendar 2002 and the transition period was December 31. The measurement date for fiscal 2001 and fiscal 2000 was June 30.

The projected benefit obligation, ABO, and fair value of plan assets for the pension plan (qualified and nonqualified) with ABOs in excess of plan assets were $290.0 million, $280.5 million and $207.8 million, respectively, as of December 31, 2002. As of December 31, 2001, only the nonqualified pension plan had an ABO in excess of the fair value of plan assets resulting in an additional minimum liability of $0.7 million.

Equity market performance and corporate bond rates have a significant effect on the reported unfunded ABO, as the primary assumptions that drive the value of the unfunded ABO are the discount rate and expected return on plan assets. A one-percentage-point increase or decrease in the assumed discount rate could have a negative or positive impact to the ABO of approximately $40.0 million.

Effective July 1, 2000, the benefit formula for the Retirement Plan was amended and changed from a final average earnings formula to a career average earnings formula for participants under age 50. The final average earnings plan will continue 10 years for participants over age 50, and then will convert to a career average earnings formula. Due to the above amendment, AGL Resources' projected benefit obligation has been reduced. Effective January 1, 2002 for VNG nonunion employees and effective January 1, 2003 for VNG union employees, these VNG employees transitioned from VNG's retirement plan to AGL Resources' retirement plan. Therefore, the benefit formula for these VNG employees was changed from a final average earnings formula to the same career average earnings formula under AGL Resources' retirement plan, resulting in a reduction to the projected benefit obligation.

In fiscal 2001 and fiscal 2000, AGL Resources recorded a curtailment loss of $0.3 million and $2.8 million, respectively, related to the early retirement of certain officers included in the supplemental retirement plan.

EMPLOYEE SAVINGS PLAN BENEFITS

AGL Resources also sponsors the Retirement Savings Plan (RSP), a defined contribution benefit plan. In a defined contribution benefit plan, the benefits a participant ultimately receives come from regular contributions to a participant account. Under the RSP, AGL Resources made matching contributions to participant accounts in the following amounts:

- $3.8 million in calendar 2002
- $1.2 million in the transition period
- $4.0 million in fiscal 2001
- $3.0 million in fiscal 2000

AGL Resources also sponsors the Nonqualified Savings Plan (NSP), an unfunded, nonqualified plan similar to the RSP. The NSP provides an opportunity for eligible employees who could reach the maximum contribution amount in the RSP to contribute additional amounts for retirement savings. AGL Resources' contributions to the NSP during calendar 2002, fiscal 2001 and fiscal 2000 were not significant.

As a result of the acquisition of VNG, employees of VNG became eligible to participate in the RSP and the NSP effective October 1, 2000.

POSTRETIREMENT BENEFITS

AGL Resources sponsors defined benefit postretirement health care and life insurance plans, which cover nearly all employees if they reach retirement age while working for AGL Resources. The benefits under these plans are generally calculated based on age and years of service.

On July 1, 2002, AGL Resources announced changes to the medical and dental benefits for all retirees. AGL Resources will no longer offer retiree medical benefits for anyone hired after July 1, 2002. Effective August 1, 2002, the retiree medical plan requires a 20% contribution by the retiree to the medical premium and a 50% contribution of the medical premium for spousal coverage. Effective September 1, 2002, the retirees will be required to contribute 100% of the dental premium. These plan amendments resulted in a reduction of $45.8 million of the benefit obligation in calendar 2002.

The GPSC, the VSCC and the TRA each approved phase-ins that defer a portion of other postretirement benefits expense for future recovery. A regulatory asset of $10.9 million has been recorded for the total amount.

As a result of the acquisition of VNG, VNG employees became eligible to participate in the AGL Resources defined benefit postretirement health care and life insurance plans. AGL Resources assumed a liability of $23.0 million as of October 1, 2000 related to VNG employees and received $11.9 million in assets from DRI to compensate for the obligation assumed by AGL Resources for service to date.

The following tables present details about AGL Resources' postretirement benefits:

In millions	Year Ended Dec. 31, 2002	As of or For Quarter Ended Dec. 31, 2001	Year Ended Sept. 30, 2001
Change in benefit obligation			
Benefit obligation at beginning of year	$148.0	$ 146.0	$ 113.2
Acquisition of VNG	—	—	23.0
Service cost	1.7	0.3	1.7
Interest cost	9.3	2.7	10.7
Plan amendments	(45.8)	—	—
Actuarial loss	25.9	1.3	7.0
Benefits paid	(10.2)	(2.3)	(9.6)
Benefit obligation at end of year	$128.9	$ 148.0	$ 146.0
Change in plan assets			
Fair value of plan assets at beginning of year	$ 43.8	$ 43.9	$ 31.8
Adjustment to the beginning of year assets of VNG	(1.2)	—	—
Acquisition of VNG	—	—	11.9
Actual return on plan assets	(4.2)	(0.1)	0.2
Employer contribution	10.2	2.3	9.6
Benefits paid	(10.2)	(2.3)	(9.6)
Fair value of plan assets at end of year	$ 38.4	$ 43.8	$ 43.9
Funded status			
Accumulated benefit obligation in excess of plan assets	$ (90.5)	$(104.2)	$(102.1)
Unrecognized gain	45.0	11.4	9.3
Unrecognized transition amount	0.8	44.1	44.5
Unrecognized prior service cost (benefit)	(4.5)	—	—
Accrued benefit cost	$ (49.2)	$ (48.7)	$ (48.3)

	Assumptions as of			
	Dec. 31, 2002	Dec. 31, 2001	Sept. 30, 2001	Sept. 30, 2000
Discount rate	6.8%	7.4%	7.5%	8.0%
Expected return on plan assets (pretax)	8.8%	8.3%	8.3%	8.3%

For purposes of measuring the accumulated postretirement benefit obligation, the assumed health care inflation rate for pre-Medicare and post-Medicare eligibility is 10.0% in calendar 2002, decreasing 0.75% per year to 5.5% in the year 2008 and thereafter. The assumed health care inflation rate for post-Medicare eligibility is 12.0% in 2002, decreasing 0.75% per year to 6.0% in 2010, and decreasing 0.5% to 5.5% in 2011 and thereafter.

In millions	Calendar 2002	Transition Period	Fiscal 2001	Fiscal 2000
Components of net periodic benefit cost				
Service cost	$ 1.7	$ 0.3	$ 1.7	$ 0.8
Interest cost	9.3	2.6	10.7	7.8
Expected return on plan assets	(3.3)	(0.8)	(2.9)	(2.1)
Amortization of transition amount	1.9	0.9	3.8	4.1
Amortization of gain	—	—	—	(0.5)
Amortization of regulatory asset	0.6	0.1	0.6	0.6
Net periodic postretirement benefit cost	$10.2	$ 3.1	$13.9	$10.7

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

In millions	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on total of service and interest cost components	$ 1.0	$ (0.9)
Effect on postretirement benefit obligation	11.5	(10.5)

61

EMPLOYEE STOCK PURCHASE PLAN

Effective January 1, 2002, AGL Resources established the Employee Stock Purchase Plan (the ESPP), a nonqualified employee stock purchase plan for eligible employees. Under the ESPP, employees may purchase shares of AGL Resources common stock during quarterly intervals at 85% of fair market value. Employee contributions under the ESPP may not exceed $25,000 per employee during any calendar year. Under the ESPP, 600,000 shares are available for purchase. The ESPP will continue in effect until January 31, 2005.

Information about the ESPP during calendar 2002 follows:

- 12,594 shares were purchased on the open market for employees.
- The average per share purchase price of AGL Resources common stock purchased was $23.22.
- The purchase price discount paid by AGL Resources totaled $44,024.

EMPLOYEE STOCK-BASED COMPENSATION PLANS AND AGREEMENTS

AGL Resources currently sponsors several stock-based compensation plans. The Long Term Incentive Plan (the LTIP) provides for grants of performance units, restricted stock, and incentive and nonqualified stock options to key employees. The LTIP currently authorizes the issuance of up to 5.5 million shares of AGL Resources common stock. Under the Officer Incentive Plan (the Officer Plan), a total of 600,000 shares of common stock may be transferred to new-hire officers. The Officer Plan provides for grants of nonqualified stock options and restricted stock. Stock appreciation rights (SARs) granted to key employees under individual agreements permit the holder to receive cash in an amount equal to the difference between the fair market value on the date of exercise and the SAR base value. A total of 155,212 SARs have been granted under the agreements. AGL Resources also maintains a predecessor plan, the Long Term Stock Incentive Plan (the LTSIP), which provides for grants of restricted stock, incentive and nonqualified stock options, and SARs to key employees. Following shareholder approval of the

LTIP, no further grants have been made under the LTSIP. In addition, AGL Resources sponsors the Directors Plan in which all non-employee directors participate. The Directors Plan provides for the issuance of restricted stock and nonqualified stock options. The Directors Plan currently authorizes the issuance of up to 200,000 shares of AGL Resources common stock. Participants realize value from option grants or SARs only to the extent that the fair market value of AGL Resources common stock on the date of exercise of the option or SAR exceeds the fair market value of the common stock on the date of grant.

INCENTIVE AND NONQUALIFIED STOCK OPTIONS

Incentive and nonqualified stock options are granted at fair market value on the date of grant. The vesting of incentive options is subject to a statutory limitation of $100,000 per year under Section 422A of the Internal Revenue Code. Otherwise, nonqualified options generally become fully exercisable not earlier than six months after the date of grant and generally expire 10 years after that date.

A summary of activity for key employees and nonemployee directors related to grants of incentive and nonqualified stock options follows:

	Number of Options	Weighted Average Exercise Price
Outstanding—September 30, 1999	2,519,678	$ 19.69
Granted	1,684,124	18.28
Exercised	(25,674)	17.03
Forfeited	(848,972)	19.49
Outstanding—September 30, 2000	3,329,156	19.05
Granted	1,172,450	21.43
Exercised	(604,742)	18.68
Forfeited	(337,354)	18.95
Outstanding—September 30, 2001	3,559,510	19.90
Granted	438,368	20.19
Exercised	(391,708)	18.82
Forfeited	(18,669)	19.69
Outstanding—December 31, 2001	3,587,501	20.06
Granted	988,564	21.49
Exercised	(785,853)	19.28
Forfeited	(156,255)	21.59
Outstanding—December 31, 2002	**3,633,957**	**$20.55**

Information about outstanding and exercisable options, as of December 31, 2002, follows:

| | Options Outstanding | | | Options Exercisable | |
| | Number of | Weighted Average Remaining Contractual | Weighted Average | Number of | Weighted Average |
Range of Exercise Prices	Options	Life (in years)	Exercise Price	Options	Exercise Price
$13.75 to $17.49	64,297	2.7	$ 16.09	64,297	$ 16.09
$17.50 to $19.99	954,842	5.5	19.02	949,842	19.02
$20.00 to $24.10	2,614,818	7.6	21.22	1,469,617	20.91
Outstanding—December 31, 2002	3,633,957	7.0	$20.55	2,483,756	$20.07

A summary of outstanding options that are fully exercisable follows:

	Number of Options	Weighted Average Exercise Price
Exercisable—September 30, 2000	2,251,355	$ 19.36
Exercisable—September 30, 2001	2,202,846	19.43
Exercisable—December 31, 2001	2,371,540	19.50
Exercisable—December 31, 2002	2,483,756	$20.07

Following are the significant assumptions used for calculating the pro forma disclosures in Note 1:

- In accordance with the fair value method of determining compensation expense, the weighted average grant date fair value per share of options granted was as follows:
  - $2.92 in calendar 2002
  - $2.56 in the transition period
  - $3.26 in fiscal 2001
  - $2.35 in fiscal 2000

AGL Resources used the Black-Scholes pricing model to estimate the fair value of each option granted with the following weighted average assumptions:

	Calendar 2002	Transition Period	Fiscal 2001	Fiscal 2000
Expected life (years)	7	7	7	7
Interest rate	4.6%	4.4%	5.4%	6.2%
Volatility	19.2%	19.6%	19.4%	18.3%
Dividend yield	5.0%	5.1%	5.0%	6.0%

PERFORMANCE UNITS

In calendar 2002, 1.5 million performance units were granted and are outstanding as of year end. The vesting of these performance units is contingent upon AGL Resources achieving certain predefined stock performance criteria over a three-year measurement period. The outstanding performance units are not entitled to dividend credit. The performance units are subject to certain transfer restrictions and are forfeited upon termination of employment. In addition, vesting may be accelerated upon a change in control. Participants are eligible for 10% vesting if minimum vesting is not achieved during the three-year measurement period. AGL Resources did not grant performance units in the transition period, fiscal 2001 or fiscal 2000.

Performance units that were granted in November 1999 vested in September 2002. Based on performance achievement and the accrual of dividend credit, a total of 10,254 shares of common stock were issued to the participants.

The compensation costs that have been charged against income for performance units, restricted stock and other stock-based awards were immaterial in calendar 2002, the transition period, fiscal 2001 and fiscal 2000.

STOCK AWARDS

Stock awards generally are subject to some vesting restrictions. AGL Resources recognizes compensation expense for those stock awards over the related vesting periods. AGL Resources awarded shares of stock, net of forfeitures, to key employees in the following amounts:

- 30,000 shares in calendar 2002
- 6,500 shares in the transition period
- 21,000 shares in fiscal 2001
- 10,000 shares in fiscal 2000

At the date of the award, the weighted average fair value of the shares, net of forfeitures, was as follows:

- $23.28 in calendar 2002
- $20.97 in the transition period
- $22.06 in fiscal 2001
- $17.38 in fiscal 2000

The compensation costs that have been charged against income for performance units, restricted stock and other stock-based awards were immaterial in calendar 2002, fiscal 2001 and fiscal 2000.

STOCK APPRECIATION RIGHTS (SARS)

SARs are granted at fair market value on the date of grant and are payable in cash. SARs generally become fully exercisable not earlier than 12 months after the date of grant and generally expire six years after that date. In calendar 2002, 155,212 SARs were granted with a base value of $23.50 per share, of which 4,809 were forfeited. AGL Resources did not grant SARs in the transition period, fiscal 2001 or fiscal 2000. AGL Resources recognizes the intrinsic value of the SARs as compensation expense over the vesting period. Compensation expense for calendar 2002 was immaterial.

DIRECTORS PLAN

Under the Directors Plan, each nonemployee director receives an annual retainer that has an aggregate value of $60,000. At the election of each director, the annual retainer is paid in cash ($30,000 limit) and/or shares of AGL Resources common stock or is deferred and invested in common stock equivalents under the 1998 Common Stock Equivalent Plan for Non-Employee Directors.

Upon initial election to the Board of Directors of AGL Resources, each nonemployee director receives 1,000 shares of common stock on the first day of service.

NOTE 4

Financing

Dollars in millions	Year(s) Due	As of Dec. 31, 2002	As of Dec. 31, 2001	As of Sept. 30, 2001
Short-term debt				
Commercial paper program, year-end interest rates of 1.8%, 3.0% and 3.5%, respectively [1]	2003	$ 388.6	$ 384.7	$ 303.4
Current portion of long-term debt, interest rates from 5.9% to 8.2%	2003	30.0	93.0	45.0
Total short-term debt		$ 418.6	$ 477.7	$ 348.4
Long-term debt—net of current maturities				
Medium-term debt				
Series A—interest rate of 9.10%	2021	$ 30.0	$ 30.0	$ 30.0
Series B—interest rates from 7.35% to 8.70%	2004–2023	167.0	167.0	215.0
Series C—interest rates from 6.00% to 7.30%	2006–2027	270.0	300.0	300.0
Senior notes—interest rate of 7.125%	2011	300.0	300.0	300.0
Total long-term debt		$ 767.0	$ 797.0	$ 845.0
Trust preferred securities				
AGL Capital Trust I—8.17% due June 1, 2037	2037	$ 74.3	$ 74.3	$ 74.3
AGL Capital Trust II—8.0% due May 15, 2041	2041	146.8	145.9	145.6
AGL Capital Interest Rate Swaps due May 15, 2041	2041	6.1	(2.2)	—
Total trust preferred securities		$ 227.2	$ 218.0	$ 219.9
Total short- and long-term debt		$1,412.8	$1,492.7	$1,413.3

[1] The weighted average rate was 2.2%, 3.4% and 6.0% for calendar 2002, transition period and fiscal 2001, respectively.

SHORT-TERM DEBT

On August 8, 2002, AGL Capital replaced its existing 364-day $450.0 million Credit Facility, which was otherwise scheduled to expire on October 3, 2002, with a $200 million 364-day Credit Facility and a $300 million three-year Credit Facility. The $200 million Credit Facility terminates on August 7, 2003 and the $300 million Credit Facility terminates on August 7, 2005. Loans outstanding on the date the $200 million Credit Facility terminates may be converted into a term loan, which will mature in one installment no later than August 7, 2004. As of February 21, 2003, there were no outstanding borrowings under the Credit Facilities.

As of December 31, 2002, AGL Capital's outstanding commercial paper consists of short-term unsecured promissory notes with maturities ranging from 2 to 59 days.

Sequent has a $15.0 million unsecured line of credit that is used solely for the posting of exchange deposits and is unconditionally guaranteed by AGL Resources. This line of credit expires on July 3, 2003 and bears interest at the federal funds effective rate plus 0.5%. As of December 31, 2002, the line of credit had no outstanding balance.

LONG-TERM DEBT

On February 23, 2001, AGL Capital as issuer, AGL Resources as guarantor and the Bank of New York as trustee issued $300 million of senior notes under an indenture dated February 20, 2001. Interest is payable on January 14 and July 14, beginning July 14, 2001, with interest accruing from March 1, 2001. AGL Resources fully and unconditionally guarantees the senior notes. The proceeds from the issuance were used to refinance a portion of the existing short-term debt under the commercial paper program.

Long-term debt matures more than one year from the date of issuance. AGL Resources' long-term debt consists of medium-term notes Series A, Series B and Series C, which were issued under an indenture dated December 1, 1989, and the senior notes. The notes are unsecured and rank on parity with all other unsecured indebtedness. The annual maturities of long-term debt for the five-year period ending December 31, 2007 are as follows:

- $30.0 million in calendar 2003
- $33.5 million in calendar 2004
- $42.0 million in calendar 2005
- $10.0 million in calendar 2006
- no maturities in calendar 2007
- $681.5 million in calendar 2008 and beyond

SUBSIDIARIES' OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES (CAPITAL SECURITIES)

In June 1997, AGL Resources established AGL Capital Trust I (Trust I), a Delaware business trust, of which AGL Resources owns all the common voting securities. Trust I issued and sold $75 million principal amount of 8.17% capital securities (liquidation amount $1,000 per capital security) to certain initial investors. Trust I used the proceeds to purchase 8.17% Junior Subordinated Deferrable Interest Debentures.

Trust I capital securities are subject to mandatory redemption at the time of the repayment of the junior subordinated debentures on June 1, 2037, or the optional prepayment by AGL Resources after May 31, 2007. AGL Resources fully and unconditionally guarantees all of Trust I's obligations for the capital securities.

In March 2001, AGL Resources established AGL Capital Trust II (Trust II), a Delaware business trust, of which AGL Capital owns all the common voting securities. In May 2001, Trust II issued and sold $150 million in principal amount of 8.00% capital securities (liquidation amount $25 per capital security). Trust II used the proceeds to purchase 8% Junior Subordinated Deferrable Interest Debentures. The proceeds from the issuance were used to refinance a portion of the existing short-term debt under the commercial paper program.

Trust II capital securities are subject to mandatory redemption at the time of the repayment of the junior subordinated debentures on May 15, 2041, or the optional prepayment by AGL Capital after May 21, 2006. AGL Resources fully and unconditionally guarantees all of Trust II's obligations for the capital securities.

OTHER PREFERRED SECURITIES

As of December 31, 2002, AGL Resources had 10.0 million shares of authorized, unissued Class A Junior Participating Preferred Stock, no par value; and 10.0 million shares of authorized, unissued preferred stock, no par value.

SHELF REGISTRATION

On September 17, 2001, AGL Resources and AGL Capital filed a "shelf" registration statement registering $750.0 million in aggregate amount of debt and other securities. Such securities may be issued as debt securities, trust preferred securities, junior subordinated debentures or AGL Resources common stock.

NOTE 5

Common Stock

SHAREHOLDER RIGHTS PLAN

On March 6, 1996, AGL Resources' Board of Directors adopted a Shareholder Rights Plan. The plan contains provisions to protect AGL Resources' shareholders in the event of unsolicited offers to acquire AGL Resources or other takeover bids and practices that could impair the ability of the Board of Directors to represent shareholders' interests fully. As required by the Shareholder Rights Plan, the Board of Directors declared a dividend of one preferred share purchase right (a Right) for each outstanding share of AGL Resources common stock, with distribution made to shareholders of record on March 22, 1996.

The Rights, which will expire March 6, 2006, are represented by and traded with AGL Resources common stock. The Rights are not currently exercisable and do not become exercisable unless a triggering event occurs. One of the triggering events is the acquisition of 10% or more of AGL Resources common stock by a person or group of affiliated or associated persons. Unless previously redeemed, upon the occurrence of one of the specified triggering events, each Right will entitle its holder to purchase one one-hundredth of a share of Class A Junior Participating Preferred Stock at a purchase price of $60. Each preferred share will have 100 votes, voting together with the common stock. Because of the nature of the preferred shares' dividend, liquidation and voting rights, one one-hundredth of a share of preferred stock is intended to have the value, rights and preferences of one share of common stock. As of December 31, 2002, 1.0 million shares of Class A Junior Participating Preferred Stock were reserved for issuance under that plan.

OTHER

The following table provides details of AGL Resources' authorized, issued and outstanding common stock as of the dates indicated:

Shares in millions	Dec. 31, 2002	Dec. 31, 2001	Sept. 30, 2001	Sept. 30, 2000
Authorized	750.0	750.0	750.0	750.0
Issued	57.8	57.8	57.8	57.8
Treasury shares	(1.1)	(2.2)	(2.7)	(3.8)
Outstanding	56.7	55.6	55.1	54.0

AGL Resources issued the following shares of common stock under ResourcesDIRECT,™ the RSP, the LTSIP, the LTIP, the NSP and the Directors Plan:

In millions	Shares
Calendar 2002	1.1
Transition period	0.5
Fiscal 2001	1.1
Fiscal 2000	0.6

As of December 31, 2002, 8,867,269 shares of common stock were reserved for issuance under ResourcesDIRECT,™ the RSP, the LTSIP, the LTIP, the NSP and the Directors Plan.

During fiscal 2000, AGL Resources completed a common stock repurchase program by repurchasing 3.6 million shares of common stock for a total of $62.1 million.

NOTE 6

Commitments and Contingencies

On May 31, 2002, AGL Resources entered into a 10-year lease with Ten Peachtree Place Associates for 226,779 square feet at Ten Peachtree Place, Atlanta, GA. The annual lease expense, which includes the cost of numerous tenant improvements, will be approximately $5.2 million beginning March 1, 2003.

AGL Resources has entered into an agreement to sell AGL Resources' Caroline Street campus, where the majority of Atlanta-based employees are located. This transaction, previously expected to close by December 31, 2002, is now expected to close no later than December 31, 2003, to provide the purchaser additional time to obtain appropriate zoning and other administrative approvals for its planned development. AGL Resources anticipates that, upon closing, the estimated net gain will be approximately $10.0 million.

The following table illustrates AGL Resources' total rental lease expenses and sublease credits incurred for property and equipment:

In millions	Calendar 2002	Transition 2001	Fiscal 2001	Fiscal 2000
Rental expense	$20.0	$ 3.5	$17.7	$15.1
Sublease income	$ (1.5)	$(0.4)	$ (1.5)	$ (1.5)

The following table illustrates AGL Resources' expected future contractual cash obligations as of December 31, 2002.

| | | Payments Due by Period | | | |
In millions	Total	Less than 1 year	2–3 years	4–5 years	After 5 years
Pipeline, storage capacity and gas supply[1]	$299.2	$ 94.1	$139.8	$ 53.6	$ 11.7
PRP costs[1]	494.0	50.0	165.0	187.0	92.0
ERC[1]	105.0	41.3	52.0	6.0	5.7
Long-term debt	797.0	30.0	75.5	10.0	681.5
Short-term debt	388.6	388.6	—	—	—
Trust preferred securities[2]	227.2	—	—	—	227.2
Operating leases	171.6	29.1	55.6	41.0	45.9
Other contractual cash obligations	1.4	0.4	0.7	0.3	—

[1] Distribution operations expenditures are recoverable through a rate rider mechanism.
[2] Callable in 2006 and 2007.

In January 2003, the FASB released FASB Interpretation 45. For many of the guarantees or indemnification agreements AGL Resources issues, FASB Interpretation 45 requires AGL Resources to disclose in its financial statement footnotes the nature of the guarantee and the maximum potential amount of future payments that could be required of the guarantor. Footnote disclosures are required for guarantees or indemnification agreements AGL Resources issues beginning in year-end financial statements ending after December 15, 2002. FASB Interpretation 45 also includes liability recognition and measurement provisions that apply prospectively to guarantees issued or modified after December 31, 2002. AGL Resources has other commercial commitments that do not necessarily require the use of cash in the future. The table below illustrates the other expected commercial commitments that are outstanding as of December 31, 2002 and the disclosure required by FASB Interpretation 45.

| | | Amounts of Commitment Expiration per Period | | | |
| | Total Amounts | Less than | | | |
In millions	Committed	1 year	2–3 years	4–5 years	After 5 years
Lines of credit	$515.0	$215.0	$300.0	$—	$—
Guarantees [1,2]	233.9	233.9			
Standby letters of credit/surety bonds	2.2	2.2	—	—	—
Total other commercial commitments	$751.1	$451.1	$300.0	$—	$—

[1] $226.9 million of these guarantees support credit exposures in Sequent's energy marketing and risk management business, and relate to amounts in the energy marketing trade payable and in the energy marketing and risk management liability included in the consolidated balance sheets. In the event that Sequent defaults on any commitments under these guarantees, these amounts would become payable by AGL Resources.

[2] AGL Resources provides a parent guaranty in favor of Southern Natural Gas Company and its affiliate South Georgia Natural Gas Company (together referred to as SONAT) on behalf of its affiliate, SouthStar. SONAT and SouthStar have entered into certain natural gas storage and supply pool service agreements involving the interstate transportation of natural gas, for which SONAT has extended credit to SouthStar. AGL Resources has guaranteed 50% of SouthStar's obligations to SONAT under those certain agreements up to a maximum of $7.0 million in the event of SouthStar's failure to make payment, and upon written notice from SONAT to AGL Resources. This is a general and continuing guaranty which may be revoked by AGL Resources upon no less than 10 days' written notice to SONAT.

In the normal course of business, AGL Resources guarantees, or provides collateral for, the obligations of its subsidiaries and affiliates. The limited partnership agreement of US Propane requires that, in the event of liquidation, all limited partners would be required to restore capital account deficiencies, including any unsatisfied obligations of the partnership. AGL Resources' maximum capital account restoration would be $13.6 million. Currently AGL Resources' capital account is positive. Management believes that the occurrence of US Propane's liquidation is not probable and, accordingly, no liability is recorded.

ASSET MANAGEMENT

On December 23, 2002, the GPSC issued an order finalizing the results of a USF audit conducted by the GPSC staff. This audit was designed to examine the USF's operation from its inception through September 30, 2001. The order required that AGLC submit $4.7 million to the USF by January 23, 2003. Of the $4.7 million AGLC submitted to the USF, $0.8 million relates to timing differences and $3.9 million is for the use of capacity assets by AGLC.

Beginning January 1, 2003, AGLC must maintain records that associate transactions involving capacity assets, other than capacity release transactions, to particular capacity assets and to credit 50% of the valuation of such transactions to the USF. The order also requires the documentation of bookkeeping procedures for both AGLC and the GPSC staff. AGL Resources had previously established reserves for this regulatory matter.

LITIGATION

On May 24, 2002, one of AGLC's automated meter reading (AMR) vendors, IMServ, Inc., sent AGLC a notice under the AMR agreement, alleging various breaches of contract by AGLC and asserting that it had incurred damages in excess of $8.0 million. AGLC does not believe it has breached the AMR agreement as alleged. AGLC and IMServ have been pursuing a contractually mandated process, including mediation, to attempt to resolve their differences under the agreement. AGLC established a reserve during calendar 2002 that management believes will be sufficient to cover any costs related to this matter.

On July 26, 2001, Georgia Natural Gas, an indirect wholly owned subsidiary of AGL Resources, filed a lawsuit on behalf of SouthStar against Dynegy Marketing and Trade, a subsidiary of Dynegy, Inc., seeking a full and fair accounting of its activities as asset manager for SouthStar. Dynegy Marketing and Trade filed a counterclaim against Georgia Natural Gas and SouthStar. In addition, third-party claims were filed against AGL Resources and Sequent. As a condition of AGL Resources' agreement to purchase Dynegy Inc.'s share of SouthStar the parties have agreed to dismiss the lawsuit.

AGL Resources is involved in litigation arising in the normal course of business. AGL Resources believes the ultimate resolution of that litigation will not have a material adverse effect on the consolidated financial statements.

NOTE 7

Fair Value of Financial Instruments

The following table shows the carrying amounts and fair values of financial instruments included in AGL Resources' consolidated balance sheets:

In millions	Carrying Amount	Estimated Fair Value
As of December 31, 2002		
Long-term debt including current portion	**$797.0**	**$884.4**
Capital securities	**227.2**	**263.4**
As of December 31, 2001		
Long-term debt including current portion	890.0	917.1
Capital securities	218.0	244.6
As of September 30, 2001		
Long-term debt including current portion	890.0	931.5
Capital securities	219.9	228.3

The estimated fair values are determined based on the following:

- Long-term debt—interest rates that are currently available for issuance of debt with similar terms and remaining maturities.
- Capital securities—quoted market price and dividend rates for preferred stock with similar terms.

Considerable judgment is required to develop the fair value estimates; therefore, the values are not necessarily indicative of the amounts that could be realized in a current market exchange. The fair value estimates are based on information available to management as of December 31, 2002. Management is not aware of any subsequent factors that would affect significantly the estimated fair value amounts.

NOTE 8

Income Taxes

AGL Resources has two categories of income taxes in its statements of consolidated income: current and deferred. AGL Resources' current income tax expense consists of federal and state income tax less applicable tax credits related to the current year. AGL Resources' deferred income tax expense generally is equal to the changes in the deferred income tax liability and regulatory tax liability during the year.

INVESTMENT TAX CREDITS

AGL Resources has deferred investment tax credits associated with distribution operations as a regulatory liability in its consolidated balance sheets. (See Note 2.) Those investment tax credits are being amortized as credits to income in accordance with regulatory treatment over the estimated life of the related properties. AGL Resources reduces income tax expense in its statements of consolidated income for the investment tax credits and other tax credits associated with its nonregulated subsidiaries.

ACCUMULATED DEFERRED INCOME TAX ASSETS AND LIABILITIES

AGL Resources reports some of its assets and liabilities differently for financial accounting purposes than it does for income tax purposes. The tax effects of the differences in those items are reported as deferred income tax assets or liabilities in AGL Resources' consolidated balance sheets. The assets and liabilities are measured utilizing income tax rates that are currently in effect. Because of the regulated nature of the utility's business, a regulatory tax liability has been recorded in accordance with SFAS 109. The regulatory tax liability is being amortized over approximately 30 years. (See Note 2.) Because of additional minimum pension liability requirements under SFAS 87, a deferred pension benefit of $30.8 million has been recorded with SFAS 109. (See Note 3.) Components of income tax expense shown in the statements of consolidated income are as follows:

In millions	Calendar 2002	Transition Period	Fiscal 2001	Fiscal 2000
Included in expenses				
Current income taxes				
Federal	**$(18.4)**	$ 11.2	$39.5	$ 1.2
State	**(4.2)**	(10.6)	5.0	0.2
Deferred income taxes				
Federal	**78.7**	1.2	5.4	31.3
State	**3.2**	12.1	1.3	5.8
Amortization of investment tax credits	**(1.3)**	(0.3)	(1.3)	(1.3)
Total	**$ 58.0**	$ 13.6	$49.9	$37.2

69

Reconciliation between the statutory federal income tax rate and the effective rate is as follows:

Dollars in millions	Calendar 2002 Amount	Calendar 2002 % of Pretax Income	Transition Period Amount	Transition Period % of Pretax Income	Fiscal 2001 Amount	Fiscal 2001 % of Pretax Income	Fiscal 2000 Amount	Fiscal 2000 % of Pretax Income
Computed tax expense	**$56.4**	**35.0 %**	$13.5	35.0 %	$48.6	35.0 %	$37.9	35.0 %
State income tax, net of federal income tax benefit	3.9	2.4 %	0.6	1.4 %	2.5	1.9 %	4.2	3.8 %
Amortization of investment tax credits	(1.3)	(0.8)%	(0.3)	(0.8)%	(1.3)	(0.9)%	(1.3)	(1.2)%
Flexible dividend deduction	(1.4)	(0.9)%	—	—	—	—	—	—
Nontaxable gain	—	—	—	—	—	—	(2.6)	(2.4)%
Other—net	0.4	0.3 %	(0.2)	(0.3)%	0.1	—	(1.0)	(0.8)%
Total income tax expense	**$58.0**	**36.0 %**	$13.6	35.3 %	$49.9	36.0 %	$37.2	34.4 %

Components that give rise to the net accumulated deferred income tax liability are as follows:

In millions	As of Dec. 31, 2002	As of Dec. 31, 2001	As of Sept. 30, 2001
Accumulated deferred income tax liabilities			
Property—accelerated depreciation and other property-related items	$272.2	$234.2	$233.8
Other	94.4	58.2	49.2
Total accumulated deferred income tax liabilities	366.6	292.4	283.0
Accumulated deferred income tax assets			
Deferred investment tax credits	7.8	8.3	8.4
Deferred pension additional minimum liability	30.8	—	—
Other	8.0	15.3	19.1
Total accumulated deferred income tax assets	46.6	23.6	27.5
Net accumulated deferred income tax liability	$320.0	$268.8	$255.5

NOTE 9

Related Party Transactions

Distribution operations recognized revenue and had accounts receivable from SouthStar of the following:

In millions	Calendar 2002	Transition Period	Fiscal 2001	Fiscal 2000
Recognized revenue	$171.3	$41.1	$185.9	$173.6
Accounts receivable	—	—	1.7	5.5

Utilipro recognized revenue of $7.9 million and $10.9 million on services provided to SouthStar during fiscal 2001 and fiscal 2000, respectively, and had accounts receivable from SouthStar of $5.8 million as of September 30, 2000.

AGL Resources' investment in SouthStar had a significant impact on AGL Resources' financial position and results of operations for calendar 2002, the transition period, fiscal 2001 and fiscal 2000. The unaudited figures below represent 100% of the results of SouthStar, in which AGL Resources has a 50% financial interest. These figures are not comparable to AGL Resources' percentage ownership in the joint venture's earnings or losses reported in its statements of consolidated income under other income.

In millions	As of Dec. 31, 2002	As of Dec. 31, 2001	As of Sept. 30, 2001
Balance Sheet			
Current assets	$169.0	$154.0	$140.1
Noncurrent assets	0.9	2.5	11.1
Current liabilities	83.6	44.6	69.3
Noncurrent liabilities	—	17.2	—

	Calendar 2002	Transition Period	Fiscal 2001	Fiscal 2000
Income Statement				
Revenues	$609.6	$172.1	$812.3	$498.6
Operating income	40.9	21.0	28.7	18.6
Net income from continuing operations	41.5	20.7	23.7	11.6

NOTE 10

Segment Information

AGL Resources is organized into three operating segments: distribution operations, wholesale services and energy investments.

Additionally, AGL Resources treats corporate as a nonoperating business segment. Corporate includes AGL Resources, AGSC, nonregulated financing and captive insurance subsidiaries, and intercompany eliminations.

Management evaluates segment performance based on EBIT, which includes the effects of corporate expense allocations. As an indicator of AGL Resources' operating performance or liquidity, EBIT should not be considered an alternative to, or more meaningful than, net income or cash flow as determined in accordance with GAAP. AGL Resources' EBIT may not be comparable to a similarly titled measure of another company.

Identifiable assets are those assets used in each segment's operations. AGL Resources' corporate assets consist primarily of cash and cash equivalents and property, plant and equipment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions	Distribution Operations	Wholesale Services	Energy Investments	Corporate and Intersegment Eliminations	Consolidated AGL Resources
As of or for the 12 months ended December 31, 2002					
Operating revenues[1]	$ 844.1	$ 23.0	$ 2.0	$ (0.2)	$ 868.9
Depreciation and amortization	82.0	—	0.3	6.8	89.1
EBIT	224.4	9.1	23.6	(10.1)	247.0
Interest income	0.5	—	0.1	—	0.6
Equity in the net income of investees	—	—	27.2	—	27.2
Other income (loss)	9.7	—	2.8	(1.5)	11.0
Total other income (loss)	10.2	—	30.1	(1.5)	38.8
Identifiable assets	3,149.8	364.3	107.2	45.9	3,667.2
Investment in joint ventures	—	—	74.8	—	74.8
Capital expenditures	$ 128.1	$ 0.8	$ 28.6	$ 29.5	$ 187.0
As of or for the 3 months ended December 31, 2001					
Operating revenues[1]	$ 194.4	$ 6.5	$ 0.4	$ (0.3)	$ 201.0
Depreciation and amortization	21.2	—	—	2.0	23.2
EBIT	59.8	3.4	3.6	(4.5)	62.3
Interest income	0.2	—	—	—	0.2
Equity in the net income of investees	—	—	5.2	—	5.2
Other income (loss)	2.7	—	0.1	(0.5)	2.3
Total other income (loss)	2.9	—	5.3	(0.5)	7.7
Identifiable assets	3,198.9	115.4	56.0	9.1	3,379.4
Investment in joint ventures	—	—	74.9	—	74.9
Capital expenditures	$ 35.8	$ 0.2	$ 11.9	$ 4.0	$ 51.9
As of or for the 12 months ended September 30, 2001					
Operating revenues[1]	$ 914.3	$ 11.6	$ 9.2	$ 5.8	$ 940.9
Depreciation and amortization	90.4	—	0.9	8.7	100.0
EBIT	213.2	3.1	21.3	(1.4)	236.2
Interest income	0.6	—	0.8	(0.5)	0.9
Equity in the net income of investees	—	—	13.8	—	13.8
Other income (loss)	7.1	(2.2)	0.7	(8.6)	(3.0)
Gain on sale of Utilipro	—	—	10.9	—	10.9
Total other income (loss)	7.7	(2.2)	26.2	(9.1)	22.6
Identifiable assets	3,319.8	42.0	33.5	(96.9)	3,298.4
Investment in joint ventures	—	—	69.7	—	69.7
Capital expenditures	$ 144.2	$ —	$ 1.2	$ 10.3	$ 155.7
As of or for the 12 months ended September 30, 2000					
Operating revenues[1]	$ 525.1	$ —	$ 35.4	$ 46.9	$ 607.4
Depreciation and amortization	71.0	—	3.4	8.8	83.2
EBIT	150.8	—	16.9	(1.7)	166.0
Interest income	0.4	—	(0.1)	0.2	0.5
Equity in the net income of investees	—	—	10.4	—	10.4
Other income (loss)	6.9	—	1.1	(3.8)	4.2
Gain on propane transaction	—	—	13.1	—	13.1
Total other income (loss)	7.3	—	24.5	(3.6)	28.2
Identifiable assets	2,421.3	—	49.3	38.5	2,509.1
Investment in joint ventures	—	—	75.3	3.5	78.8
Capital expenditures	$ 145.7	$ —	$ 1.4	$ 10.7	$ 157.8

[1]Intersegment revenues—AGL Resources' wholesale services segment records its energy marketing and risk management revenue on a net basis. The following table provides detail of wholesale services' total gross revenues and gross sales to distribution operations:

In millions	Third-party Gross Revenues	Intersegment Revenues	Total Gross Revenues
Calendar 2002	$1,639.2	$130.6	$1,769.8
Transition period	128.4	20.0	148.4
Fiscal 2001	125.2	42.6	167.8
Fiscal 2000	—	—	—

71

NOTE 11

Pro Forma Data (Unaudited)

The following pro forma financial data has been prepared as if the acquisition of VNG took place on October 1, 1999, the beginning of AGL Resources' fiscal year. This pro forma financial data is presented for informational purposes and is not necessarily indicative of future operations. Fiscal 2001 is not presented because the results of VNG are included in AGL Resources' financial statements for the entire year.

In millions, except per share data	Fiscal 2000
Revenue	$810.2
EBIT	183.8
Net income	51.7
Earnings per common share—basic	0.94
Earnings per common share—diluted	0.94

NOTE 12

Quarterly Financial Data (Unaudited)

Quarterly financial data for calendar 2002, the transition period and fiscal 2001 is summarized as follows:

In millions	Operating Revenues	Operating Margin	Operating Income
Calendar 2002			
March 31, 2002	$269.3	$172.2	$71.4
June 30, 2002	159.2	134.7	39.9
September 30, 2002	190.7	133.7	36.1
December 31, 2002	249.7	160.0	60.8
Transition period	$ 201.0	$151.9	$ 54.6
Fiscal 2001			
December 31, 2000	$ 294.8	$164.0	$ 55.3
March 31, 2001	324.6	181.1	74.3
June 30, 2001	167.4	138.7	41.1
September 30, 2001	154.1	129.8	42.9

In millions, except per share data	Net Income[1]	Basic Earnings Per Common Share[1]	Diluted Earnings Per Common Share[1]
Calendar 2002			
March 31, 2002	$50.1	$0.90	$0.89
June 30, 2002	12.3	0.22	0.22
September 30, 2002	9.4	0.17	0.17
December 31, 2002	31.2	0.55	0.55
Transition period	$ 24.9	$ 0.45	$ 0.45
Fiscal 2001			
December 31, 2000	$ 22.5	$ 0.41	$ 0.41
March 31, 2001	52.3	0.96	0.96
June 30, 2001	9.3	0.17	0.17
September 30, 2001	4.8	0.09	0.09

[1] The wide variance in quarterly earnings results from the highly seasonal nature of AGL Resources' primary business.

Basic and diluted earnings per common share are calculated based on the weighted average number of common shares and common share equivalents outstanding during the quarter. Those totals differ from the basic and diluted earnings per share, as shown on the statements of consolidated income, which are based on the weighted average number of common shares and common share equivalents outstanding during the entire year.

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of
Directors of AGL Resources Inc.:

We have audited the accompanying consolidated balance sheets of AGL Resources Inc. and subsidiaries as of December 31, 2002 and 2001 and September 30, 2001, and the related statements of consolidated income, common shareholders' equity, and cash flows for the years ended December 31, 2002, September 30, 2001 and September 30, 2000, and the three months ended December 31, 2001. These financial statements are the responsibility of AGL Resources' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of AGL Resources Inc. and subsidiaries as of December 31, 2002 and 2001 and September 30, 2001 and the results of its operations and its cash flows for the years ended December 31, 2002, September 30, 2001 and September 30, 2000 and the three months ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, in 2002 AGL Resources Inc. and subsidiaries adopted the June 2002 consensus of EITF Issue No. 02-03, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities," that required all mark-to-market gains and losses on energy-trading contracts to be shown net in the income statements whether or not settled physically.

Deloitte & Touche LLP

Deloitte & Touche LLP
Atlanta, Georgia
January 27, 2003

73

Financial Highlights (Unaudited)

Management evaluates segment performance based on EBIT, which includes the effects of corporate expense allocations. Core earnings is a non-GAAP measure of net income excluding significant gains or losses on the sale or disposal of assets and/or subsidiaries, identified in this report. As an indicator of AGL Resources' operating performance or liquidity, EBIT and core earnings should not be considered an alternative to, or more meaningful than, net income or cash flow as determined in accordance with GAAP. AGL Resources' EBIT and core earnings may not be comparable to a similarly titled measure of another company.

Dollars in millions, except per share and market price amounts	Calendar 2002	Calendar 2001	Calendar 2000	Calendar 1999	Calendar 1998
Operating revenues	$ 868.9	$ 847.1	$ 719.9	$ 929.1	$1,264.9
Operating margin	600.7	601.5	531.8	516.8	535.9
Operating expenses	392.5	388.6	372.2	376.4	373.0
Operating income	208.2	212.9	159.6	140.4	162.9
Other income (loss)	38.8	25.1	26.5	32.8	(0.2)
EBIT	247.0	238.0	186.1	173.2	162.7
Net income	103.0	91.3	76.5	75.6	70.8
Gain on sale of Utilipro	—	(7.1)	—	—	—
Gain on propane transaction	—	—	(10.7)	—	—
Corporate reorganization	—	—	6.2	—	—
Marketer bankruptcy	—	—	2.0	—	—
Gain on sale of joint venture interests	—	—	—	(22.3)	—
Write-down on impaired assets	—	—	—	—	8.5
Core earnings	$ 103.0	$ 84.2	$ 74.0	$ 53.3	$ 79.3
Earnings per common share					
Basic	$ 1.84	$ 1.67	$ 1.40	$ 1.32	$ 1.24
Diluted	$ 1.82	$ 1.65	$ 1.39	$ 1.31	$ 1.23
Core	$ 1.84	$ 1.54	$ 1.36	$ 0.93	$ 1.39
Shares outstanding (millions)					
Average (basic)	56.1	54.8	54.6	57.3	57.1
Average (diluted)	56.6	55.2	55.0	57.7	57.6
End of year	56.7	55.6	54.2	57.1	57.5
Common stock data					
Market price—high	25.00	24.50	23.00	23.37	23.37
low	17.25	18.95	15.50	15.56	17.69
close	24.30	23.02	22.06	17.00	23.06
Dividends per share	$ 1.08	$ 1.08	$ 1.08	$ 1.08	$ 1.08
Dividend payout ratio	58.7%	64.7%	77.1%	81.8%	87.1%
Book value per share	$ 12.52	$ 12.44	$ 11.67	$ 11.61	$ 11.45
Balance sheet data					
Total assets	$3,742.0	$3,454.3	$3,258.7	$2,536.3	$2,697.4
Total liabilities and deferred credits [1]	1,717.7	1,480.4	1,713.8	974.3	1,137.6
Accumulated deferred income taxes	320.0	268.8	248.1	216.1	207.0
Capitalization					
Long-term debt	767.0	797.0	590.0	610.0	620.0
Subsidiaries' obligated mandatorily redeemable preferred securities	227.2	218.0	74.3	74.3	74.3
Common shareholders' equity	710.1	690.1	632.5	661.6	658.5
Total	$1,704.3	$1,705.1	$1,296.8	$1,345.9	$1,352.8

[1] The current portions of accrued PRP costs of $50.0 million and $53.6 million as of December 31, 2002 and December 31, 2001, respectively, and the current portions of accrued ERC of $41.3 million and $47.0 million as of December 31, 2002 and December 31, 2001, respectively, were reclassified to long-term liabilities for consistency with prior calendar years.

74

Consolidated Balance Sheets—Assets (Unaudited)

In millions	As of Dec. 31, 2002	As of Dec. 31, 2001	As of Dec. 31, 2000	As of Dec. 31, 1999	As of Dec. 31, 1998
Current assets					
Cash and cash equivalents	$ 8.4	$ 7.3	$ 2.0	$ 4.2	$ —
Receivables—net	339.2	80.8	102.1	43.9	164.2
Unbilled revenues	33.9	23.2	55.2	7.5	50.4
Inventories	118.2	160.4	39.9	35.0	134.9
Unrecovered seasonal rates	9.3	11.2	—	—	—
Energy marketing and risk	24.7	3.1	—	—	—
Other current assets [1]	15.9	11.6	8.5	5.0	5.3
Total current assets	549.6	297.6	207.7	95.6	354.8
Property, plant and equipment					
Property, plant and equipment	3,323.2	3,144.7	3,015.3	2,418.5	2,264.2
Less accumulated depreciation	1,129.0	1,059.5	997.9	810.3	721.7
Property, plant and equipment—net	2,194.2	2,085.2	2,017.4	1,608.2	1,542.5
Deferred debits and other assets					
Unrecovered PRP costs [1]	514.3	514.9	558.9	606.5	649.1
Unrecovered ERC [1]	195.1	243.2	167.2	146.4	76.9
Goodwill	176.2	176.2	159.1	—	—
Investments in joint ventures	74.8	74.9	74.4	41.8	41.8
Unrecovered postretirement benefit costs	10.9	11.2	11.5	8.3	9.1
Restricted investment for purchase of telecommunications network	4.4	15.0	—	—	—
Other	22.5	36.1	62.5	29.5	23.2
Total deferred debits and other assets	998.2	1,071.5	1,033.6	832.5	800.1
Total assets	$3,742.0	$3,454.3	$3,258.7	$2,536.3	$2,697.4

[1] The current portions of unrecovered PRP costs of $15.0 million and $16.3 million as of December 31, 2002 and December 31, 2001, respectively, and the current portions of unrecovered ERC of $21.8 million and $14.6 million as of December 31, 2002 and December 31, 2001, respectively, were reclassified to long-term liabilities for consistency with prior calendar years.

Consolidated Balance Sheets—Liabilities and Capitalization (Unaudited)

In millions	As of Dec. 31, 2002	As of Dec. 31, 2001	As of Dec. 31, 2000	As of Dec. 31, 1999	As of Dec. 31, 1998
Current liabilities					
Short-term debt	$ 388.6	$ 384.7	$ 718.6	$ 59.0	$ 113.0
Energy marketing trade payable	250.7	61.8	—	—	—
Accounts payable—trade	91.1	36.2	80.7	34.6	71.0
Current portion of long-term debt	30.0	93.0	20.0	10.0	40.0
Accrued expenses	58.2	61.1	63.1	54.5	41.2
Other current liabilites	105.9	72.4	67.0	19.2	84.4
Total current liabilities[1]	924.5	709.2	949.4	177.3	349.6
Accumulated deferred income taxes	320.0	268.8	248.1	216.1	207.0
Long-term liabilities					
Accrued PRP costs[1]	494.0	506.7	556.7	605.9	649.1
Accrued ERC[1]	105.0	171.0	111.7	102.4	47.0
Accrued pension obligations	72.7	—	11.6	6.0	3.7
Accrued postretirement benefit	49.2	48.7	32.9	32.9	33.9
Total long-term liabilities	720.9	726.4	712.9	747.2	733.7
Deferred credits					
Unamortized investment tax credit	20.2	21.5	22.8	24.1	25.5
Regulatory tax liability	13.5	14.4	18.5	16.2	17.0
Other	38.6	8.9	10.2	9.5	11.8
Total deferred credits	72.3	44.8	51.5	49.8	54.3
Capitalization					
Long-term debt	767.0	797.0	590.0	610.0	620.0
Subsidiaries' obligated mandatorily redeemable preferred securities	227.2	218.0	74.3	74.3	74.3
Common shareholders' equity	710.1	690.1	632.5	661.6	658.5
Total capitalization	1,704.3	1,705.1	1,296.8	1,345.9	1,352.8
Total liabilities and capitalization	$3,742.0	$3,454.3	$3,258.7	$2,536.3	$2,697.4

[1] The current portions of accrued PRP costs of $50.0 million and $53.6 million as of December 31, 2002 and December 31, 2001, respectively, and the current portions of accrued ERC of $41.3 million and $47.0 million as of December 31, 2002 and December 31, 2001, respectively, were reclassified to long-term liabilities for consistency with prior calendar years.

76

Statements of Consolidated Income (Unaudited)

In millions, except per share amounts	Calendar 2002	Calendar 2001	Calendar 2000	Calendar 1999	Calendar 1998
Operating revenues	$868.9	$847.1	$719.9	$929.1	$1,264.9
Cost of sales	268.2	245.6	188.1	412.3	729.0
Operating margin	600.7	601.5	531.8	516.8	535.9
Operating expenses					
Operation and maintenance	274.1	263.1	253.3	272.8	272.2
Depreciation and amortization	89.1	97.1	88.6	79.3	73.6
Taxes other than income	29.3	28.4	30.3	24.3	27.2
Total operating expenses	392.5	388.6	372.2	376.4	373.0
Operating income	208.2	212.9	159.6	140.4	162.9
Other income (loss)	38.8	14.2	13.4	(2.8)	(0.2)
Gain on sale of Utilipro	—	10.9	—	—	—
Gain on propane transaction	—	—	13.1	—	—
Gain on sales of joint venture interests	—	—	—	35.6	—
EBIT	247.0	238.0	186.1	173.2	162.7
Interest expense	86.0	96.5	68.7	57.1	60.3
Earnings before income taxes	161.0	141.5	117.4	116.1	102.4
Income taxes	58.0	50.2	40.9	40.5	31.6
Net income	$103.0	$ 91.3	$ 76.5	$ 75.6	$ 70.8
Earnings per common share					
Basic	$ 1.84	$ 1.67	$ 1.40	$ 1.32	$ 1.24
Diluted	$ 1.82	$ 1.65	$ 1.39	$ 1.31	$ 1.23
Weighted average number of common shares outstanding					
Basic	56.1	54.8	54.6	57.3	57.1
Diluted	56.6	55.2	55.0	57.7	57.6

Statements of Consolidated Cash Flows (Unaudited)

In millions	Calendar 2002	Calendar 2001	Calendar 2000	Calendar 1999	Calendar 1998
Cash flows from operating activities					
Net income	$ 103.0	$ 91.3	$ 76.5	$ 75.6	$ 70.8
Adjustments to reconcile net income to net cash flow provided by operating activities					
Depreciation and amortization	89.1	97.1	88.6	79.3	73.6
Deferred income taxes, net of noncash items	81.9	20.7	32.0	9.8	16.6
Gain on sale of Utilipro	—	(10.9)	—	—	—
Gain on propane transaction	—	—	(13.1)	—	—
Gain on sales of joint venture interests	—	—	—	(35.6)	—
Equity in joint venture (earnings) losses	(27.2)	(11.6)	(7.2)	1.9	7.9
Other	(5.2)	(3.3)	(1.0)	(2.1)	15.9
Changes in certain assets and liabilities, net of assets and liabilities acquired					
Payables	243.8	17.3	46.1	(36.4)	(22.7)
Inventories and assigned natural gas stored underground	42.2	(120.5)	(4.9)	99.9	5.1
Deferred revenue	37.1	—	—	—	—
Accrued expenses	(2.9)	2.0	8.6	0.7	(32.9)
Receivables	(269.1)	53.3	(105.9)	163.2	9.4
Other—net	(7.2)	(57.7)	39.9	(81.7)	66.7
Net cash flow provided by operating activities	285.5	77.7	159.6	274.6	210.4
Cash flows from investing activities					
Property, plant and equipment expenditures	(187.0)	(173.0)	(157.1)	(153.2)	(120.9)
Acquisition of VNG, net of cash acquired	—	—	(541.2)	—	—
Cash received from sale of Utilipro	—	17.9	—	—	—
Cash received from propane transaction	—	—	9.1	—	—
Cash received from sale of joint venture interests	—	—	—	65.0	—
Net investment in joint ventures	—	3.5	(4.5)	(4.4)	(9.9)
Cash received from (provided to) joint ventures	27.3	5.2	11.8	(7.6)	2.7
Other	(0.7)	11.0	(2.4)	(3.4)	(2.7)
Net cash flow used in investing activities	(160.4)	(135.4)	(684.3)	(103.6)	(130.8)
Cash flows from financing activities					
Payments of long-term debt	(93.0)	(20.0)	(10.0)	(40.0)	—
Dividends paid on common shares	(53.2)	(53.5)	(50.4)	(52.9)	(51.5)
Net payments and borrowings of short-term debt	3.9	(333.9)	639.6	(54.0)	(37.5)
Borrowings of long-term debt	—	300.0	—	—	—
Issuance of trust preferred securities	—	145.6	—	—	—
Purchase of treasury shares	—	—	(57.6)	(20.6)	—
Sale of treasury shares, net of noncash dividends	19.7	22.0	2.1	3.2	—
Other	(1.4)	2.8	(1.2)	(2.5)	1.5
Net cash flow (used in) provided by financing activities	(124.0)	63.0	522.5	(166.8)	(87.5)
Net increase (decrease) in cash and cash equivalents	1.1	5.3	(2.2)	4.2	(7.9)
Cash and cash equivalents at beginning of period	7.3	2.0	4.2	—	7.9
Cash and cash equivalents at end of period	$ 8.4	$ 7.3	$ 2.0	$ 4.2	$ —
Cash paid during the period for					
Interest (net of AFUDC)	$ 73.3	$ 79.3	$ 62.4	$ 61.0	$ 53.4
Income taxes	$ 15.3	$ 54.3	$ 21.7	$ 19.8	$ 37.9

Results of Operations (Unaudited)

DISTRIBUTION OPERATIONS

In millions	Calendar 2002	Calendar 2001	Calendar 2000
Operating revenues	$844.1	$823.1	$677.1
Cost of sales	267.4	243.5	169.4
Operating margin	576.7	579.6	507.7
Operation and maintenance expenses	255.3	264.2	237.7
Depreciation and amortization	82.0	88.1	77.1
Taxes other than income	25.2	23.8	27.1
Total operating expenses	362.5	376.1	341.9
Operating income	214.2	203.5	165.8
Other income	10.2	9.6	6.5
EBIT	$224.4	$213.1	$172.3

The increase in EBIT of $11.3 million for calendar 2002 as compared to calendar 2001 was due to changes in the following:

- decreases in operating margin of $2.9 million due to:
  - increases in AGLC's PRP rider revenues of $9.1 million which includes a $2.7 million adjustment for recovery of prior-year program expenses; this program recovers operating and capital program expenditures incurred in prior periods, and future revenues expected to be received in the next 12 months are reflected as unrecovered pipeline replacement costs on the balance sheet
  - increases in VNG's operating margin of $1.1 million due to customer growth and the effect of a two-year experimental WNA program that went into effect for the billing cycle beginning November 2002
  - increases in CGC's operating margin of $0.6 million due to increased customer count
  - the PBR settlement with the GPSC, which decreased AGLC's margin for calendar 2002 by $6.7 million
  - a one-time adjustment that reduced cost of sales by $3.7 million in the quarter ended June 30, 2001 related to inventory costs for natural gas stored underground
  - a decrease of $3.3 million resulting from a decline in AGLC customers, which is primarily a result of customers who do not have the ability to pay Marketers and the statutory right of customers to disconnect on a seasonal basis without penalty

- decreases in operating expenses of $13.6 million due to:
  - decreases in payroll and benefits expenses of $3.8 million as a result of continued efficiencies in distribution operations, the impact of a change in the postretirement health care plan and the transition of VNG employees to AGL Resources' benefit plans
  - decreases in bad debt expenses of $4.7 million primarily due to higher-than-normal bad debt in calendar 2001 as a result of colder-than-normal weather and higher-than-normal gas prices
  - reduction in goodwill amortization of $3.6 million as a result of the adoption of SFAS 142
  - decreases in depreciation expenses of $2.3 million due to a $5.6 million decline in average depreciation rates from 3.0% to 2.6% as a result of AGLC's PBR settlement, offset by an increase in depreciation expenses of $3.3 million due to property, plant and equipment additions
  - all other increases of $0.8 million due primarily to increased property tax assessments
- an increase in other income of $0.6 million from carrying charges on higher average balances of natural gas stored underground on behalf of AGLC's Marketers

The increase in EBIT of $40.8 million for calendar 2001 as compared to calendar 2000 was due to:

- increases in operating margin of $71.9 million primarily due to the acquisition of VNG effective October 2000 resulting in additional operating margin of $64.8 million, $6.5 million of additional PRP revenues at AGLC and $3.7 million in additional margin due to a one-time adjustment in 2001 to reduce inventory costs for natural gas stored underground, offset by a decrease in operating margin of $2.5 million at CGC due to lower customer volumes in 2001 resulting from colder weather in 2000
- increases in operating expenses of $34.2 million primarily due to the acquisition of VNG
- increases in other income of $3.1 million due to an increase in carrying charges related to gas stored underground on behalf of AGLC's marketers

WHOLESALE SERVICES

The following table reflects the adoption of EITF 02-03, which requires energy-trading entities to present gains and losses from energy marketing activities on a net basis. Wholesale services was established during calendar 2001 and had no results in calendar 2000.

In millions	Calendar 2002	Calendar 2001	Calendar 2000
Operating revenues	$23.0	$18.1	$—
Cost of sales	0.3	0.6	—
Operating margin	22.7	17.5	—
Operation and maintenance expenses	13.2	8.7	—
Depreciation and amortization	—	—	—
Taxes other than income	0.4	0.1	—
Total operating expenses	13.6	8.8	—
Operating income	9.1	8.7	—
Other income	—	(2.2)	—
EBIT	$ 9.1	$ 6.5	$—

80

The increase in EBIT of $2.6 million for calendar 2002 as compared to calendar 2001 was due to:

- increases in operating margin of $5.2 million, primarily as a result of increased weather volatility from warmer-than-normal weather in the Northeast, two hurricanes in late summer, colder weather in November and December 2002, and an overall increase in volumes sold. These weather-related events caused interruption in the supply/demand equilibrium between the affected production and market areas, resulting in wide locational pricing disparities. Sequent used access to contracted assets and its expertise in logistics to maximize the profit opportunity by flowing gas on the most economical path available.
- increases in other income of $2.2 million primarily due to a prior-year write-off of the investment in Etowah LNG of $2.6 million resulting from a termination of the joint venture partnership that was formed in fiscal 1998, offset by $0.4 million of other income
- increase in operating expenses of $4.8 million primarily attributable to the addition of personnel to support the growth of the wholesale services business and the effects of a full year of operating expenses

The increase in EBIT of $6.5 million for calendar 2001 as compared to calendar 2000 was due to the formation of Sequent in calendar 2001.

ENERGY INVESTMENTS

In millions	Calendar 2002	Calendar 2001	Calendar 2000
Operating revenues	$ 2.0	$ 5.4	$28.6
Cost of sales	0.5	1.5	6.5
Operating margin	1.5	3.9	22.1
Operation and maintenance expenses	7.5	8.4	25.9
Depreciation and amortization	0.3	0.5	2.8
Taxes other than income	0.2	0.4	1.2
Total operating expenses	8.0	9.3	29.9
Operating income	(6.5)	(5.4)	(7.8)
Other income	30.1	23.7	27.1
EBIT	$23.6	$18.3	$19.3

The increase in EBIT of $5.3 million for calendar 2002 as compared to calendar 2001 was primarily due to the following:

- an increase of $6.4 million in other income due to:
  - equity earnings from SouthStar, which increased by $13.5 million due to lower wholesale costs and the increase in the credit quality of retail customers
  - the receipt of a $2.0 million contract renewal payment associated with the terms of the sale of Utilipro
  - US Propane's joint venture income increase of $1.6 million
  - a $10.9 million decrease due to a pretax gain from the sale of Utilipro that was recorded in calendar 2001
- a decrease in AGL Networks' EBIT of $1.1 million, which reflects increased contract revenues offset by increased operating expenses due to the addition of personnel to support AGL Networks' growth

The decrease in EBIT of $1.0 million for calendar 2001 as compared to calendar 2000 was primarily due to the following:

- increased contributions from SouthStar of $3.6 million, due to an increase in the number of customers served as compared with the same period last year

- $16.3 million increase in EBIT related to Utilipro due to the sale of Utilipro in calendar 2001 resulting in a pretax gain of $10.9 million; in addition, since Utilipro was no longer owned after March 2001, both operating margin and operating expenses related to Utilipro decreased by $12.8 million and $18.1 million, respectively, for a net increase of $5.3 million
- decreased contributions from propane operations of $16.7 million, which include:
  - a pretax gain of $13.1 million recorded in connection with a series of transactions involving AGL Resources' propane operations in calendar 2000
  - increases in 2001 EBIT due to 2000 EBIT losses of $0.6 million from AGL Resources' former wholly owned propane operations
  - decreases in US Propane's contribution of $4.2 million from AGL Resources' joint venture primarily due to a true-up in 2001 related to estimated 2000 contributions due to the formation of US Propane in August 2000
- increases in AGL Networks' operating expenses of $2.4 million as a result of the formation of AGL Networks in calendar 2000

CORPORATE

In millions	Calendar 2002	Calendar 2001	Calendar 2000
Operating revenues	$ (0.2)	$ 0.5	$14.2
Cost of sales	—	—	12.2
Operating margin	(0.2)	0.5	2.0
Total operating expenses	8.4	(5.6)	0.4
Operating income	(8.6)	6.1	1.6
Other (loss) income	(1.5)	(6.0)	(7.1)
EBIT	$(10.1)	$ 0.1	$ (5.5)

The decrease in EBIT of $10.2 million for calendar 2002 as compared to calendar 2001 was primarily due to the establishment of reserves related to an anticipated settlement of a technology contract. Employee severance costs and the write-off of capital costs were related to a terminated management software implementation project. These decreases were offset by the release of expenses related to the settlement of regulatory matters during calendar 2002 and for unbilled revenue issues at SouthStar during calendar 2001.

The increase in EBIT of $5.6 million for calendar 2001 as compared to calendar 2000 was primarily due to the release of corporate reserves in 2001 that were established in 2000 and a decrease in other loss due to decreased corporate expenses, offset by a decrease in operating margin from a subsidiary that became nonoperating in 2001.

Corporate Headquarters

AGL Resources Inc.
Ten Peachtree Place
Atlanta, GA 30309
404-584-9470
Website: aglresources.com

Transfer Agent and Registrar

EquiServe serves as the transfer agent and registrar for AGL Resources and can help with a variety of stock-related matters, including name and address changes; transfer of stock ownership; lost certificates; and Form 1099s.

INQUIRIES MAY BE DIRECTED TO:
AGL Resources Shareholder Services
c/o EquiServe Trust Company, N.A.
Blue Hills Office Park
150 Royall Street
Canton, MA 02021
Toll-free: 800-633-4236
Website: equiserve.com

Company Information

AGL Resources' recent news releases, annual reports, proxy statements, and Securities and Exchange Commission filings are available on AGL Resources' website or through a toll-free interactive shareholder information line at 877-ATG-NYSE (877-284-6973).

Institutional Investor Inquiries

INSTITUTIONAL INVESTORS AND SECURITIES ANALYSTS SHOULD
DIRECT INQUIRIES TO:
Steve Cave
Director, Investor Relations
c/o AGL Resources Inc.
Ten Peachtree Place
Atlanta, GA 30309
404-584-3801
scave@aglresources.com

Common Stock

The common stock of AGL Resources is listed and traded on the New York Stock Exchange under the ticker symbol ATG. The symbol AGL Res is used in newspaper stock listings.

Preferred Securities

The preferred securities of AGL Resources are listed and traded on the New York Stock Exchange under the ticker symbol ATG_P.

Annual Meeting

The 2003 annual meeting of shareholders will be held Wednesday, April 16, at Ten Peachtree Place, Atlanta, Georgia.

ResourcesDIRECT™

New investors may make an initial investment, and shareholders of record may acquire additional shares of AGL Resources common stock, through ResourcesDIRECT™ without paying brokerage fees or service charges. Initial cash investments, quarterly cash dividends and/or optional cash purchases may be invested through the plan, subject to certain requirements. To obtain a copy of the plan prospectus and enrollment materials, contact our transfer agent, call our toll-free interactive shareholder line or visit AGL Resources' website.

Market Prices and Dividends

Calendar 2002	Closing Price of Common Stock		Cash Dividends Per Common Share
Quarter ended:	High	Low	
March 31, 2002	$23.66	$21.08	$0.27
June 30, 2002	24.21	21.74	0.27
September 30, 2002	23.59	17.94	0.27
December 31, 2002	25.00	20.62	0.27

Calendar 2001	Closing Price of Common Stock		Cash Dividends Per Common Share
Quarter ended:	High	Low	
March 31, 2001	$21.92	$19.88	$0.27
June 30, 2001	24.09	21.22	0.27
September 30, 2001	24.48	19.17	0.27
December 31, 2001	23.16	20.00	0.27

AGL Resources pays dividends four times a year, on March 1, June 1, September 1 and December 1. The company has paid 221 consecutive quarterly dividends, beginning in 1948.